Exhibit 99.1

CREDIT AGREEMENT

BETWEEN:

PROVIDENT ENERGY TRUST,
as Borrower

- and -

NATIONAL BANK OF CANADA,
as Administrative Agent

- and -

NATIONAL BANK FINANCIAL INC.
and TD SECURITIES
as Co-Lead Arrangers Joint Bookrunners

- and -

TD SECURITIES
as Syndication Agent

-and-

THE BANK OF NOVA SCOTIA
and BANK OF MONTREAL
as Co-Documentation Agents

-and-

THOSE FINANCIAL INSTITUTIONS NAMED ON SCHEDULE "C" ANNEXED HERETO, AND SUCH OTHER FINANCIAL INSTITUTIONS AS MAY BECOME PARTIES HERETO,
as Lenders

May 4, 2007

Page
	Article 1
	INTERPRETATION
1.1	Definitions	2
1.2	Headings, Articles and Sections	2
1.3	Number; persons; including	2
1.4	Accounting Principles	2
1.5	References to Agreements and Enactments	3
1.6	Time	3
1.7	Governing Law	3
1.8	Conversion To or From U.S. Dollars	3
1.9	Schedules	3

	Article 2
	THE CREDIT FACILITY

2.1	Obligation of Lenders and Total Commitment.	4
2.2	Purpose	4
2.3	Availments	4
2.4	Minimum Drawdowns	5
2.5	Utilization of Credit Facility	5
2.6	Conversion Option	6
2.7	Rollovers and Conversions	7
2.8	Administrative Agent's Obligations Under the Revolving Facility with Respect to
	Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Loans	7
2.9	Lenders' and Administrative Agent's Obligations Under the Revolving Facility
	with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR
	Loans	8
2.10	Irrevocability	8
2.11	Non Contribution of a Lender	8
2.12	Hedging with Lenders	8
2.13	Borrowing Base	10
2.14	Determination of Midstream Borrowing Base	10
2.15	Determination of Reserve Borrowing Base	11
2.16	Borrowing Base Shortfall	12

- i -

(continued)

Page
2.17	Extension of Revolving Credit.	13
2.18	Currency Excess	14

	Article 3
	BANKERS' ACCEPTANCES

3.1	Bankers' Acceptances	15
3.2	Form and Execution of Bankers' Acceptances	15
3.3	Power of Attorney; Provision of Bankers' Acceptances to Lenders	16
3.4	Mechanics of Issuance	17
3.5	Rollover, Conversion or Payment on Maturity	18
3.6	Restriction on Rollovers and Conversions	19
3.7	Rollovers	19
3.8	Conversion into Bankers' Acceptances	20
3.9	Conversion from Bankers' Acceptances	20
3.10	BA Equivalent Advances	20
3.11	Termination of Bankers' Acceptances	20

	Article 4
	LETTERS OF CREDIT AND LETTERS OF GUARANTEE

4.1	Availability	20
4.2	Currency and Form	21
4.3	No Conversion	21
4.4	Reimbursement or Conversion on Presentation; Issuing Lender Indemnity	21
4.5	Additional Provisions	22

	Article 5
	CHANGE IN CIRCUMSTANCES

5.1	Change in Law	24
5.2	Prepayment of Portion	26
5.3	Illegality	27
5.4	Market Disruption	27

	Article 6
	CONDITIONS PRECEDENT TO BORROWINGS

6.1	Effectiveness and Conditions Precedent	28

- ii -

(continued)

Page
6.2	Conditions Precedent to All Drawdowns	29
6.3	Waiver	29

	Article 7
	FEES AND INTEREST

7.1	Interest on Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Loans	29
7.2	Nominal Rates; No Deemed Reinvestment	31
7.3	Acceptance Fees	31
7.4	Standby Fees	31
7.5	Administrative Agent's Fees	31
7.6	Renewal Fee	31
7.7	LC's and LG's	32
7.8	Calculation of Rates	32
7.9	Interest on Arrears	32
7.10	Maximum Rate Permitted by Law	33
7.11	Other Fees	33

	Article 8
	REPAYMENTS AND REDUCTIONS

8.1	Mandatory Repayments	33
8.2	Optional Cancellation or Reduction of Credit Facilities	33
8.3	Optional Repayment	34
8.4	Additional Repayment Terms	35

	Article 9

	PLACE, MANNER, CURRENCY AND APPLICATION OF PAYMENTS
9.1	Place of Payment of Principal, Interest and Fees; Payments to Administrative
	Agent	37
9.2	Designated Accounts of the Lenders	37
9.3	Funds	37
9.4	Application of Payments	37
9.5	Payments Clear of Taxes	38
9.6	Set Off	39
9.7	Judgment Currency	39

- iii -

(continued)

Page

	Article 10
	REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties of Borrower	40

	Article 11
	GENERAL COVENANTS

11.1	Affirmative Covenants of the Borrower and Each Restricted Subsidiary	44
11.2	Negative Covenants of the Borrower and each Restricted Subsidiary	48
11.3	Further Dispositions	52
11.4	Permitted Unrestricted Subsidiary Loans	53
11.5	Performance by Lenders	54

	Article 12
	SECURITY

12.1	Security	54
12.2	Registration	55
12.3	Forms	55
12.4	Continuing Security	56
12.5	Dealing with Security	56
12.6	Effectiveness	57
12.7	Release and Discharge of Security	57
12.8	Transfer of Security	58
12.9	Hedging Obligations	58
12.10	Restricted Subsidiaries	59

	Article 13
	EVENTS OF DEFAULT

13.1	Events of Default	60
13.2	Remedies	62
13.3	Termination of Financial Instruments	62

	Article 14
	SHARING AND EQUALITY AMONG LENDERS

14.1	Distribution Among the Lenders	63
14.2	Equality Among the Lenders	63
14.3	Other Security	63

- iv -

(continued)

Page

14.4	Direct Payment to a Lender	63
14.5	Adjustments Among Lenders	64

	Article 15
	THE ADMINISTRATION AGENT AND THE LENDERS

15.1	Appointment of the Administrative Agent	65
15.2	Action by Administrative Agent	65
15.3	Liability of the Administrative Agent	66
15.4	Notices of Default	67
15.5	Liability of Lenders	67
15.6	Indemnification	67
15.7	Credit Decision	68
15.8	Legal Proceedings and Enforcement Measures	68
15.9	Sharing of Information	69
15.10	No Association Among Lenders	69
15.11	Successor Administrative Agent	69
15.12	Option of Lenders to Replace a Lender	70

	Article 16
	WAIVERS AND AMENDMENTS

16.1	Waivers by the Administrative Agent Acting Alone	70
16.2	Amendments and Waivers with the Approval of the Majority Lenders	70
16.3	Amendments and Waivers with the Unanimous Approval of Lenders	70
16.4	Amendments with the Approval of the Administrative Agent	71
16.5	Binding Effects upon Lenders	71
16.6	Failure to Act	71

	Article 17
	ASSIGNMENTS AND PARTICIPATIONS

17.1	Assignments	71
17.2	Participations	72
17.3	Confidentiality	72

- v -

(continued)

Page
	Article 18
	MISCELLANEOUS

18.1	Books and Accounts	74
18.2	Determination	74
18.3	Notes	74
18.4	Oral Notices or Instructions	74
18.5	Compensation	74
18.6	Irregular Notice of Utilization, Conversion, Renewal or Repayment	75
18.7	Indemnification	75
18.8	Severability	76
18.9	Time is of the Essence	76
18.10	Authority to Debit and Credit	76
18.11	Further Assurances	77
18.12	Enurement and Assignment	77
18.13	Previous Agreements	77

	Article 19
	ANNUAL REVIEW AND PRICING

19.1	Annual Review	77

	Article 20
	NOTICES

20.1	Sending of Notices	77
20.2	Receipt of Notices	78
20.3	Counterparts	78
20.4	Conflict	79
20.5	Acknowledgment Re Unitholder Liability	79

- vi -

CREDIT AGREEMENT

THIS AGREEMENT is made as of May 4, 2007.

BETWEEN:

PROVIDENT ENERGY TRUST,
as Borrower

- and -

NATIONAL BANK OF CANADA,
as Administrative Agent

- and -

NATIONAL BANK FINANCIAL INC.
and TD SECURITIES
as Co-Lead Arrangers Joint Bookrunners

- and -

TD SECURITIES
as Syndication Agent

-and-

THE BANK OF NOVA SCOTIA
and BANK OF MONTREAL
as Co-Documentation Agents

-and-

THOSE FINANCIAL INSTITUTIONS NAMED ON SCHEDULE "C" ANNEXED HERETO, AND SUCH OTHER FINANCIAL INSTITUTIONS AS MAY BECOME PARTIES HERETO,
as Lenders

WHEREAS PEL and certain of the Lenders are parties to the Existing Credit Agreement;

AND WHEREAS the Borrower has requested and the Lenders have agreed to provide certain credit facilities on the terms and conditions and for the purposes set out in this Agreement in replacement of the Existing Credit Agreement;

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

AND WHEREAS National Bank of Canada has agreed to act as Administrative Agent for the Lenders under the Credit Facility on the terms and conditions and for the purposes set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1
Definitions. Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in Schedule "A", unless otherwise defined in any of the Documents.

1.2
Headings, Articles and Sections. The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3
Number; persons; including. Words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa, words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4
Accounting Principles. Wherever in this Agreement reference is made to generally accepted accounting principles, such reference will be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any other Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.5
References to Agreements and Enactments. Reference herein to any agreement, instrument, licence or other document will be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated in accordance with the provisions of this Agreement; and reference herein to any enactment will be deemed to include reference to such enactment as re-enacted, amended or extended from time to time and to any successor enactment.

1.6	Time. Except where otherwise indicated in this Agreement, any reference in the Agreement to a time will mean local time in Calgary, Alberta.

1.7
Governing Law. This Agreement will be governed by and construed in accordance with laws of the Province of Alberta and the laws of Canada applicable therein without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower and Restricted Subsidiaries may be found. The Administrative Agent and Lenders may commence and prosecute legal proceedings against the Borrower and Restricted Subsidiaries pursuant to or in relation to the Documents in the courts of Alberta or such other jurisdiction or jurisdictions as the Lenders may, in their sole and absolute discretion, deem advisable, and the Borrower and Restricted Subsidiaries attorn to the jurisdiction of the court or courts so selected by the Lenders.

1.8
Conversion To or From U.S. Dollars. Where a Canadian Dollar amount has to be converted or expressed in U.S. Dollars, or where its U.S. Dollar Equivalent Amount has to be determined (or vice versa), the calculation will be made on the relevant date at the Bank of Canada noon rate on the Banking Day immediately preceding the day of calculation for U.S. Dollars against Canadian Dollars (or vice versa) on such date.

1.9	Schedules. The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule "A"                                           Definitions
Schedule "B"                                            Pricing Table
Schedule "C"                                            Lenders and Commitments
Schedule "D"                                           Compliance Certificate
Schedule "E"                                            Conversion Notice
Schedule "F"                                            Drawdown Notice
Schedule "G"                                            Repayment Notice
Schedule "H"                                           Rollover Notice
Schedule "I"                                             Borrowing Base Notice
Schedule "J"                                            Borrowing Base Certificate

ARTICLE 2
THE CREDIT FACILITY

2.1	Obligation of Lenders and Total Commitment.

(a)
Subject to the terms and conditions hereof: (i) each Revolving Lender, individually, and not jointly and severally, will make available to the Borrower such Lender's Proportion of the Revolving Facility; and (ii) the Operating Lender will make available to the Borrower its Lender's proportion of the Operating Facility.

(b)
At no time will the Outstanding Principal under the Revolving Facility exceed the maximum principal amount of the Revolving Facility as specified in Schedule "C" hereto, as may be reduced in accordance with the provisions of this Agreement. At no time will the Outstanding Principal under the Operating Facility exceed the maximum principal amount of the Operating Facility as specified in Schedule "C" hereto, as may be reduced in accordance with the provisions of this Agreement.  Borrowing Base Obligations will at no time exceed the Borrowing Base then in effect. Upon breach of any of the above provisions in this subclause (b) (excluding a Borrowing Base Shortfall or Currency Excess pursuant to Sections 2.16 and 2.18 which will not be considered such a breach), the Borrower will immediately repay the excess amount to the Lenders to remedy the breach.

2.2	Purpose.

The Credit Facility is being made available for general corporate purposes of the Borrower.

2.3	Availments.

(a)	Revolving Facility. The Borrower may from time to time obtain Advances under the Revolving Facility by way of:

(i)	Canadian Prime Rate Loans;

(ii)	U.S. Base Rate Loans;

(iii)	Bankers' Acceptances

(iv)	Letters of Credit, Letters of Guarantee or Standby LC's with terms not exceeding one year in Canadian Dollars or U.S. Dollars; and

(v)	LIBOR Loans.

(b)	Operating Facility. The Borrower may from time to time obtain Advances under the Operating Facility by way of:

(i)	Canadian Prime Rate Loans;

(ii)	U.S. Base Rate Loans; and

(iii)	Letters of Credit, Letters of Guarantee or Standby LC's with terms not exceeding one year in Canadian Dollars or U.S. Dollars.

Drawdowns of, Conversions into and Rollovers of requested LIBOR Loans may only be made upon the Administrative Agent's prior favourable determination with respect to the matters referred to in Article 5.  LIBOR Loans will be for periods of one, two, three or six months and will mature on a Banking Day which is no later than the Maturity Date.

2.4	Minimum Drawdowns. Each Drawdown under the Revolving Facility of the following types of Loans will be in the following amounts indicated:

(a)	Canadian Prime Rate Loans in integral multiples of Cdn.$500,000;

(b)	Bankers' Acceptances in a minimum aggregate amount of Cdn.$3,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000 per Lender;

(c)	Letters of Credit and Letters of Guarantee in any amount, subject to the limitation in Section 4.1;

(d)	U.S. Base Rate Loans in minimum principal amounts of U.S.$500,000 and Drawdowns in excess thereof in integral multiples of U.S. $100,000; and

(e)	LIBOR Loans in minimum principal amounts of U.S.$3,000,000 and Drawdowns in excess thereof in integral multiples of US $100,000.

2.5	Utilization of Credit Facility

(a)
Advances.  Subject to the provisions hereof, the Borrower may obtain Advances of Canadian Prime Rate Loans and U.S. Base Rate Loans and repay such Borrowings under the Operating Facility at any time and from time to time in the following manner:

(i)
the Borrower authorizes the Operating Lender, daily or otherwise as and when determined by the Operating Lender from time to time, to ascertain the balance in respect of the Canadian Dollar Account and US Dollar Account and:

(A)
if such balance is positive, the Operating Lender will apply such balance, rounded to the nearest Cdn. $100,000 or U.S. $100,000, as applicable, as a repayment of the Operating Facility, and the Operating Lender will debit the Canadian Dollar Account or the US Dollar Account, as the case may be, with the amount of such repayment; and

(B)	if such balance is negative, the Operating Lender will make an Advance of a Canadian Prime Rate Loan or US Base Rate Loan, as

applicable, under the Operating Facility in the amount, rounded to the nearest Cdn. $100,000 or U.S. $100,000, as applicable, as is required to place the Canadian Dollar Account or US Dollar Account, as the case may be, in a positive balance, and the Operating Lender will credit the Canadian Dollar Account or the US Dollar Account, as the case may be with the amount of such Advance

(ii)
all payments of principal, interest, fees and other amounts to be made by the Borrower to the Operating Lender pursuant to this Agreement will be made to the Operating Lender in the currency in which the Borrowing is outstanding.

(b)
Drawdowns, Conversions and Rollover Notices.  Subject to the provisions hereof, the Borrower may make a Drawdown, Conversion or Rollover under the Revolving Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer's Certificate), with respect to a specified type of Loan to the Administrative Agent not later than:

(i)
10:00 a.m. (Calgary time) two Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of Bankers' Acceptances;

(ii)	10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date, for Drawdowns of Canadian Prime Rate Loans and/or U.S. Base Rate Loans;

(iii)	10:00 a.m. (Calgary time) two Banking Days prior to the proposed Conversion Date, for the Conversion into Canadian Prime Rate Loans and/or U.S. Base Rate Loans;

(iv)	10:00 a.m. (Calgary time) two Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit or Letters of Guarantee; and

(v)
10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of LIBOR Loans.

2.6
Conversion Option. Subject to the provisions of this Agreement, the Borrower may convert the whole or any part of any type of Loan under one credit facility into any other type of Loan under the same credit facility by giving the Administrative Agent a Conversion Notice in accordance herewith; provided that:

(a)	Conversions of LIBOR Loans and Bankers' Acceptances may only be made on the last day of the Interest Period applicable thereto;

(b)
the Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed the minimum amounts required for Drawdowns of Loans of the same type as that portion; and

(c)	a Conversion will not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns.

2.7
Rollovers and Conversions. Any amount converted will be a Loan of the type converted to upon such Conversion taking place, and any amount rolled over will continue to be the same type of Loan under the Credit Facility as before the Rollover, but such Conversion or Rollover (to the extent of the amount converted or rolled over) will not of itself constitute a repayment or a fresh utilization of any part of the amount available under the relevant Credit Facility.  At or before 10:00 a.m. (Calgary time) three Banking Days prior to the expiration of each Interest Period of each LIBOR Loan, the Borrower will deliver to the Administrative Agent:

(a)	a Conversion Notice pursuant to Section 2.6; and/or

(b)
a Rollover Notice for any portion of the LIBOR Loan that is not converted or repaid, selecting the next Interest Period applicable to the LIBOR Loan, which new Interest Period will commence on and include the last day of such prior Interest Period.

Notwithstanding the foregoing, a portion of a LIBOR Loan may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of LIBOR Loans.  If the Borrower fails to deliver a Rollover Notice to the Administrative Agent as provided in this Section, the Borrower will be deemed to have given a Conversion Notice to the Administrative Agent electing to convert the entire amount of the maturing LIBOR Loan into a U.S. Base Rate Loan.

2.8
Administrative Agent's Obligations Under the Revolving Facility with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Loans.  Upon receipt of a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan, a U.S. Base Rate Loan and LIBOR Loan under the Revolving Facility, the Administrative Agent will forthwith notify the Revolving Lenders of the requested type of Loan, the proposed Drawdown Date, Rollover Date or Conversion Date, each Lender's Proportion of such Loan and, if applicable, the account of the Administrative Agent to which each Lender's Proportion is to be credited.

2.9
Lenders' and Administrative Agent's Obligations Under the Revolving Facility with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Loans.  Each Revolving Lender will, for same day value on the Drawdown Date specified by the Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan, U.S. Base Rate Loan and LIBOR Loan under the Revolving Facility, credit the Administrative Agent's account specified in the Administrative Agent's notice given under Section 2.8 with such Lender's Proportion of each such requested Loan and for same day value on the same date the Administrative Agent will pay to the Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.

2.10
Irrevocability. A Drawdown Notice, Rollover Notice, Conversion Notice or Repayment Notice given by the Borrower hereunder will be irrevocable and, subject to any options the Lenders may have hereunder in regard thereto and the Borrower's rights hereunder in regard thereto, will oblige the Borrower to take the action contemplated on the date specified therein.

2.11
Non Contribution of a Lender. Unless previously notified in writing by a Lender to the Administrative Agent no less than one Banking Day before a Borrowing under the applicable credit facility is to be effected that such Lender does not intend to make available to the Administrative Agent its proportion of such Borrowing, the Administrative Agent may assume that such Lender will be making its proportion of such Borrowing available to the Administrative Agent on such date and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower an amount corresponding to such Lender's Proportion of the Borrowing provided that failure by a Lender to give such notice to the Administrative Agent does not relieve such Lender from making available its proportion of such Borrowing.  If such Lender fails to make its proportion of the relevant Borrowing available to the Administrative Agent on the relevant date, the Administrative Agent will be entitled to recover on demand the amount of such Lender's Proportion of the Borrowing from such Lender or, failing recovery from such Lender, from the Borrower on one day's notice.  Interest payable to the Administrative Agent for its own account will accrue on such amount during the period prior to recovery at a rate per annum equal to (i) in the case of amounts paid by a Lender within three Banking Days of the date such amount was payable to the Administrative Agent, the rate customarily applicable to interbank payments, and (ii) in the case of amounts paid by a Lender more than three Banking Days after the date such amount was payable to the Administrative Agent or paid by the Borrower at any time, the rate applicable to a Canadian Prime Rate Loan under the Credit Facility if such amount is a Canadian Dollar amount or to a U.S. Base Rate Loan under the Credit Facility, if such amount is a U.S. Dollar amount. No Lender will be responsible for the failure of any other Lender to make a Borrowing or provide funds.

2.12	Hedging with Lenders.

(a)
If a Lender or its Hedging Affiliate makes a Financial Instrument available to the Borrower or a Restricted Subsidiary (so long as the Restricted Subsidiary has provided the security under Article 12) and such Lender or Hedging Affiliate is advised by the Borrower or such Restricted Subsidiary pursuant to Section 2.12(b) and believes, acting reasonably, without any actual notice or knowledge to the contrary, that such Financial Instrument is Permitted Hedging and:

(i)
if at the time of entering into such Financial Instrument, such Lender believes, acting reasonably, without any actual notice or knowledge to the contrary, that the aggregate Hedge Exposure in respect of all outstanding Financial Instruments, including the Financial Instrument being entered into, does not exceed 25% of the Borrowing Base as at the time of entering into such Financial Instrument, then the Hedging Obligations associated with such Financial Instrument (together with all the Hedging Obligations associated with all other Financial Instruments entered into in accordance with this Section 2.12(a)(i), the "Pari Passu Hedge Obligations") will, subject to Section 12.9, be secured by the Security and rank pari passu with the Obligations; and

(ii)
if at the time of entering into such Financial Instrument, or as a result thereof, the aggregate Hedge Exposure in respect of all outstanding Financial Instruments, including the Financial Instrument being entered into, exceeds 25% of the Borrowing Base as at the time of entering into such Financial Instrument, the entering into of the Financial Instrument will be permitted hereunder and the Hedging Obligations associated with such Financial Instrument (together with all the Hedging Obligations associated with all other Financial Instruments entered into in accordance with this Section 2.12(a)(ii), the "Subordinated Hedge Obligations") will, subject to Section 12.9, be secured by the Security provided that the Subordinated Hedge Obligations will rank second behind the Obligations and the Pari Passu Hedge Obligations.

(b)
The Borrower or a Restricted Subsidiary upon entering into a Financial Instrument will forthwith advise the Administrative Agent after entering into any Financial Instrument and provide the Administrative Agent, in reasonable detail, with all relevant information with respect to any such Financial Instrument.  The Administrative Agent will maintain a record of all Financial Instruments in respect of which it is provided such information and will make any such record and information available to any Lender upon request.  At the time of entering into each Financial Instrument with a Lender or its Hedging Affiliate, the Borrower or Restricted Subsidiary will represent and warrant to the Lender and its Hedging Affiliate that: (i) such Financial Instrument is Permitted Hedging; and (ii) the aggregate Hedge Exposure in respect of all outstanding Financial Instruments, including the Financial Instrument being entered into, is either more or less than 25% of the Borrowing Base as at the time of entering into such Financial Instrument and will consequently designate the Financial Instrument and Hedging Obligations associated therewith as either Pari Passu Hedge Obligations or Subordinated Hedge Obligations.

[Percentage level of Borrowing Base redacted]

(c)
Without further action or execution of documents the Borrower will be jointly and severally liable with Restricted Subsidiaries for all Hedging Obligations arising out of any Financial Instrument entered into by any Restricted Subsidiaries.

2.13	Borrowing Base. In respect of the Borrowing Base the following provisions will apply:

(a)	The Borrowing Base as of the Closing Date is Cdn. $1,125,000,000.

(b)	The Borrowing Base is the sum of:

(i)	the most recent Reserve Borrowing Base determined in accordance with Section 2.15; and

(ii)	the most recent Midstream Borrowing Base determined in accordance with Section 2.14.

(c)	The Borrowing Base will not exceed the Borrowing Base requested by the Borrower.

(d)
Unless otherwise agreed by the Lenders, for each increase or reduction of the Borrowing Base, the Commitment of each of the Lenders under the Credit Facility will be changed pro rata in the same proportion that the amount of the increase or reduction in the Borrowing Base bears to the amount of the Borrowing Base in effect immediately prior to such redetermination with the apportionment of the total Commitment of the Operating Lender who is also a Lender under the Revolving Facility as between the Operating Facility and Revolving Facility being adjusted by agreement among the Lenders.

(e)	Borrowings under the Credit Facility will at no time exceed the total of the Commitments.

2.14	Determination of Midstream Borrowing Base.

(a)
The Midstream Borrowing Base (the "Midstream Borrowing Base") will be the lesser of $800,000,000 or 4.0 times Midstream EBITDA for the Rolling Perioending immediately prior to the applicable Midstream Borrowing Base Date.

[Amount of Midstream Borrowing Base redacted]

(b)
A determination of the Midstream Borrowing Base will be made prior to the end of each fiscal quarter in each year during the Revolving Period based on the financial statements delivered in accordance with Section 11.1(b) for the previous fiscal quarter and will be effective as of the later of the last day of each such fiscal quarter or, with respect to the fourth fiscal quarter only, 3 Banking Days following the delivery of the year-end financial statements (in each case the "Midstream Borrowing Base Date").

2.15	Determination of Reserve Borrowing Base.

(a)
The Reserve Borrowing Base will be an amount based upon the Engineering Report delivered by the Borrower pursuant to Section 2.15(d) and as determined by the Lenders in their sole discretion in accordance with their normal and customary petroleum and natural gas lending criteria and practices in effect at the time of determination for loans to corporations in the Canadian petroleum and natural gas industry.

(b)
A determination of the Reserve Borrowing Base will occur semi-annually on or before April 30 and October 31 in each year during the Revolving Period (in each case the "Reserve Borrowing Base Date").  The next such determination will take place on or prior to October 31, 2007.

(c)	The Borrower will, no later than 30 days prior to each Reserve Borrowing Base Date, deliver a Borrowing Base Certificate to the Administrative Agent (with sufficient copies for each Lender).

(d)
As soon as it is available, and in any event not later than March 31 in each year, the Borrower will deliver to the Administrative Agent (with sufficient copies for each Lender) an Engineering Report prepared by an Independent Engineer as to its reserves as of the immediately preceding December 31.  As soon as it is available, and in any event before September 15 in each year, the Borrower shall deliver to the Administrative Agent (with sufficient copies for each Lender) an Engineering Report as to its reserves as of the immediately preceding June 30 prepared by internal petroleum engineers of the Borrower or, if required by the Majority Lenders, acting reasonably, by an Independent Engineer, together with a Borrowing Base Certificate.

(e)
Within 60 days of the receipt of the Borrowing Base Certificate, and any other information reasonably required by the Lenders, including, without limitation, all information required pursuant to Section 2.15(d):

(i)	the Reserve Borrowing Base will be determined by the Lenders in their sole discretion in accordance with Section 2.15(a) and 2.15(i); and

(ii)
the Administrative Agent, on behalf of the Lenders, will deliver to the Borrower a Borrowing Base Notice which will specify the agreed upon determination of the Reserve Borrowing Base, and the resulting Borrowing Base.

(f)	The Reserve Borrowing Base may be redetermined at any time upon the request of the Majority Lenders:

(i)	in the event there has been a change resulting in a Material Adverse Effect as determined by the Majority Lenders acting reasonably; or

(ii)
where, since the last Reserve Borrowing Base redetermination, the Borrower and/or any Restricted Subsidiary has disposed of assets having in the aggregate a fair market value equal to 10% or more of the Reserve Borrowing Base.

(g)	Once in any calendar year, the Borrower may request the Administrative Agent to redetermine the Reserve Borrowing Base.

(h)
For the purposes of Sections 2.15(e), 2.15(f) and 2.15(g) above, the Borrower will provide the Administrative Agent with all such information that it may reasonably require in order to make such determination.

(i)
The Reserve Borrowing Base (i) must be approved by all Lenders if it is an increase from the previous Reserve Borrowing Base, provided that if less than all Lenders but the Majority Lenders agree to the increase in the Reserve Borrowing Base, then the Borrower may replace any Lender who does not consent to the increase and upon such new Lenders agreeing to the increased Reserve Borrowing Base, the increased Reserve Borrowing Base will become effective; and (ii) must be approved by the Majority Lenders if it is the same or a decrease from the previous Reserve Borrowing Base provided that if the Majority Lenders but not all of the Lenders have approved the Reserve Borrowing Base that is the same or a decrease from the previous Reserve Borrowing Base, then the Borrower may replace or repay the non-consenting Lenders at any time prior to such Lenders' consenting to an extension of the Revolving Period in accordance with Section 2.17.

2.16	Borrowing Base Shortfall.

(a)
If at any time, other than as provided by Section 2.18, any redetermination of the Borrowing Base results in Borrowing Base Obligations exceeding the Borrowing Base (such difference being the "Borrowing Base Shortfall") then, unless repayment of the Borrowing Base Shortfall has been demanded by the Administrative Agent, the Borrower will do one of the following or a combination thereof within ninety (90) days of the occurrence of such Borrowing Base Shortfall:

(i)
reduce the total Commitment (on a pro rata basis based on the total Outstanding Principal under the Revolving Facility and on the total Outstanding Principal under the Operating Facility) by the amount of the Borrowing Base Shortfall; or

(ii)
request an increase in the Borrowing Base by adding additional petroleum and natural gas reserves to the Reserve Borrowing Base such that the existing Borrowing Base Shortfall will no longer exist upon giving effect to such increase.

Any request to increase the Borrowing Base pursuant to this Section will be in writing and will be accompanied by the delivery of proposed Security over additional assets of the Borrower and Restricted Subsidiaries and such other information as the Lenders may request.  All of the Lenders will determine in their sole discretion whether they are satisfied that the proposed Security and additional assets are adequate to allow the requested increase in the Borrowing Base and will advise the Administrative Agent of such determination as soon as possible.  If the request of the Borrower to increase the Borrowing Base is rejected by any Lender, the Borrower will repay such Borrowing Base Shortfall within the said ninety (90) days in accordance with this Section 2.16.  For certainty, any Lender that has been termed out pursuant to Sections 2.15(i) or 2.17 will also be entitled to its pro rata share of the payment of the Borrowing Base Shortfall based on the Outstanding Principal of each Lender.

(b)	Until a Borrowing Base Shortfall is eliminated as required by Section 2.16(a):

(i)	no Drawdowns (other than Conversions and Rollovers) or Advances under the Credit Facility will be available without the prior unanimous approval of the Lenders;

(ii)
no assets of the Borrower and Restricted Subsidiaries used in the determination of the Borrowing Base may be disposed of without the prior unanimous approval of the Lenders, such approval not to be unreasonably withheld; and

(iii)	subject to the exception in Section 11.2(h), no Distributions will be made until the Borrowing Base Shortfall has been eliminated in accordance with Section 2.16(a).

2.17	Extension of Revolving Credit.

(a)	During each Revolving Period, the Credit Facility will be available to the Borrower pursuant to the terms of this Agreement on a fully revolving basis.

(b)
The Borrower may request that the Revolving Period be extended by an additional year, in each case by written notice to the Administrative Agent no earlier than 90 days and no later than 30 days prior to the end of the first year of the then applicable three year Revolving Period.  With any such request the Borrower will provide to the Lenders all information the Lenders may reasonably request. No later than 30 days after such request, the Lenders may extend the then current Revolving Period for an additional one year period by written notice of such extension from the Administrative Agent to the Borrower.

(c)
If the Borrower does not make the request during the required period described above, or if the Borrower makes such request and such request is not agreed to by all of the Lenders, then, subject to Sections 2.17(d) and 2.17(e), the Revolving Period will not be extended, the Credit Facility will be terminated and the Obligations of such Lender(s) that do not extend in accordance with this Section 2.17 will become due and payable in full on the day immediately following the end of the then current Revolving Period for such Lender(s) (each such date, a "Maturity Date").

(d)	If less than all of Lenders but the Majority Lenders agree to extend the then current Revolving Period, the Borrower may replace or repay such non-agreeing Lenders.

(e)
If prior to the expiry of the Revolving Period the Majority Lenders have agreed to the extension of the Revolving Period, then the Revolving Period will be extended for an additional one (1) year period in respect of the Commitments of each of the Lenders agreeing to the extension of the Revolving Period, for certainty, any Lender that does not agree to the extension of the Revolving Period will continue to be subject to original unextended Revolving Period and the Maturity Date applicable to the extensions of credit made by such Lender hereunder will be the day immediately following the end of such Revolving Period.

2.18	Currency Excess.

(a)
If the Administrative Agent determines that Borrowing Base Obligations exceed the Borrowing Base, the Outstanding Principal under the Revolving Facility exceeds the total Commitments for the Revolving Facility or the Outstanding Principal under the Operating Facility exceeds the total Commitments for the Operating Facility, as a result of currency rate fluctuations (the amount of such excess is herein called the "Currency Excess"), then, upon written request by the Administrative Agent (which request will detail the applicable Currency Excess), the Borrower will repay an amount of Canadian Prime Rate Loans or U.S. Base Rate Loans within (i) if the Currency Excess exceeds the Borrowing Base by 5% or more, 2 Banking Days, and (ii) in all other cases, 10 Banking Days after receipt of such request, such that, except as otherwise contemplated in Section 2.18(b), the Equivalent Amount in Canadian Dollars of such repayments is, in the aggregate, at least equal to the Currency Excess.

(b)
If, in respect of any Currency Excess under the Revolving Facility, the repayments made by the Borrower have not completely removed such Currency Excess (the remainder thereof being herein called the "Currency Excess Deficiency"), the Borrower will within the aforementioned 2 or 10 Banking Days, as the case may be, after receipt of the aforementioned request of the Administrative Agent, place an amount equal to the Currency Excess Deficiency on deposit with the Administrative Agent in an interest bearing account in the Borrower's name with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Administrative Agent on behalf of the Revolving Lenders by instrument satisfactory to the Administrative Agent and to be applied to maturing Bankers' Acceptances or LIBOR Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application).  The Administrative Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Borrowings as provided in the preceding sentence.  In lieu of providing funds for the Currency Excess Deficiency, as provided in the preceding provisions of this Section, the Borrower may within the said period of 2 or 10 Banking Days, as the case may be, provide to the Administrative Agent an irrevocable standby letter of credit in an amount equal to the Currency Excess Deficiency and for a term which expires not sooner than 10 Banking Days after the date of maturity of the relevant Bankers' Acceptances or LIBOR Loans, as the case may be; such letter of credit will be issued by a financial institution, and will be on terms and conditions, acceptable to the Administrative Agent in its sole discretion.  The Administrative Agent is hereby authorized and directed to draw upon such letter of credit and apply the proceeds of the same to Bankers' Acceptances or LIBOR Loans as they mature.  Upon the Currency Excess being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon, or such letters of credit will be returned to the Borrower, in the case of funds on deposit, or will be cancelled or reduced in amount, in the case of letters of credit.

ARTICLE 3
BANKERS' ACCEPTANCES

3.1
Bankers' Acceptances. The Borrower may give the Administrative Agent notice that Bankers' Acceptances will be required under the Revolving Facility pursuant to a Drawdown, Rollover or Conversion. The following provisions in this Article 3 apply to Bankers' Acceptances and BA Equivalent Advances made by the Revolving Lenders under the Revolving Facility.

3.2	Form and Execution of Bankers' Acceptances. The following provisions will apply to each Bankers' Acceptance hereunder:

(a)	the face amount at maturity of each draft drawn by the Borrower to be accepted as a Bankers' Acceptance will be in integral multiples of $100,000 per Revolving Lender;

(b)
the term to maturity of each draft drawn by the Borrower to be accepted as a Bankers' Acceptance will, subject to market availability as determined by the Administrative Agent, be 1, 2, 3 or 6 months (or such other longer or shorter term as agreed by the Revolving Lenders), as selected by the Borrower in the relevant Drawdown, Rollover or Conversion Notice, and each Bankers' Acceptance will be payable and mature on the last day of the Interest Period selected by the Borrower for such Bankers' Acceptance provided that the Bankers' Acceptances will not have a maturity exceeding the Maturity Date; and

(c)	each draft drawn by the Borrower and presented for acceptance by a Revolving Lender will be drawn on the standard form of such Revolving Lender in effect at the time.

3.3	Power of Attorney; Provision of Bankers' Acceptances to Lenders

(a)	The Borrower hereby irrevocably appoints each Revolving Lender, acting by any authorized signatory of the Revolving Lender in question, the attorney of the Borrower:

(i)	to make the necessary arrangements for the negotiation of Bankers' Acceptances;

(ii)
to sign for and on behalf and in the name of the Borrower as drawer, drafts in such Revolving Lender's standard form which are depository bills as defined in the DBNA, payable to a "clearing house" (as defined in the DBNA) including, without limitation, The Canadian Depository For Securities Limited or its nominee, CDS & Co. (the "clearing house");

(iii)
for drafts which are not depository bills, to sign for and on behalf and in the name of the Borrower as drawer and to endorse on its behalf, Bankers' Acceptances drawn on the Revolving Lender payable to the order of the undersigned or payable to the order of such Revolving Lender,

(iv)	to fill in the amount, date and maturity date of such Bankers' Acceptances; and

(v)	to deposit and/or deliver such Bankers' Acceptances which have been accepted by such Revolving Lender,

provided that such acts in each case are to be undertaken by the Revolving Lender in question strictly in accordance with instructions given to such Revolving Lender by the Borrower as provided in this Section.  For certainty, signatures of any authorized signatory of a Revolving Lender may be mechanically reproduced in facsimile on Bankers' Acceptances in accordance herewith and such facsimile signatures will be binding and effective as if they had been manually executed by such authorized signatory of such Revolving Lender.

Instructions from the Borrower to a Revolving Lender relating to the execution, completion, endorsement, deposit and/or delivery by that Revolving Lender on behalf of the Borrower of Bankers' Acceptances which the Borrower wishes to submit to the Revolving Lender for acceptance by the Revolving Lender will be communicated by the Borrower in writing to the Administrative Agent by delivery to the Administrative Agent of Drawdown Notices, Conversion Notices and Rollover Notices, as the case may be, in accordance with this Agreement which, in turn, will be communicated by the Administrative Agent, on behalf of the Borrower, to the Revolving Lender.

The communication in writing by the Borrower, or on behalf of the Borrower by the Administrative Agent, to the Revolving Lender of the instructions set out in the Drawdown Notices, Conversion Notices and Rollover Notices referred to above will constitute (a) the authorization and instruction of the Borrower to the Revolving Lender to sign for and on behalf and in the name of the Borrower as drawer the requested Bankers' Acceptances and to complete and/or endorse Bankers' Acceptances in accordance with such information as set out above and (b) the request of the Borrower to the Revolving Lender to accept such Bankers' Acceptances and deposit the same with the clearing house or deliver the same, as the case may be, in each case in accordance with this Agreement and such instructions.  The Borrower acknowledges that a Revolving Lender will not be obligated to accept any such Bankers' Acceptances except in accordance with the provisions of this Agreement.

A Revolving Lender will be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to that Revolving Lender as provided herein if the Revolving Lender reasonably believes such instructions to be genuine.  If a Revolving Lender accepts Bankers' Acceptances pursuant to any such instructions, that Revolving Lender will confirm particulars of such instructions and advise the Administrative Agent that it has complied therewith by notice in writing addressed to the Administrative Agent and served personally or sent by telecopier in accordance with the provisions hereof.  A Revolving Lender's actions in compliance with such instructions, confirmed and advised to the Administrative Agent by such notice, will be conclusively deemed to have been in accordance with the instructions of the Borrower.

(b)
The power of attorney referred to in the subclause above may be revoked by the Borrower with respect to any particular Revolving Lender at any time upon not less than 5 Banking Days' prior written notice served upon the Revolving Lender in question and the Administrative Agent, provided that no such revocation will reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers' Acceptance executed, completed, endorsed, deposited and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

(c)
By 10:00 a.m. (Calgary Time) on the applicable Drawdown Date, Conversion Date or Rollover Date, the Borrower will be deemed to have authorized each such Revolving Lender to sign on behalf of the Borrower, complete and accept, drafts drawn by the Borrower on such Revolving Lender in a principal amount at maturity equal to such Revolving Lender's share of the Bankers' Acceptances specified by the Borrower in the relevant Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, as notified to the Revolving Lenders by the Administrative Agent.

3.4	Mechanics of Issuance.

(a)
Upon receipt by the Administrative Agent of a Drawdown Notice, Conversion Notice or Rollover Notice from the Borrower requesting the issuance of Bankers' Acceptances, the Administrative Agent will promptly notify the Revolving Lenders thereof and advise each Revolving Lender of the aggregate face amount of Bankers' Acceptances to be accepted and purchased by such Revolving Lender, the date of issue and the Interest Period for such Loan; the apportionment among the Revolving Lenders of the face amounts of Bankers' Acceptances to be accepted by each Revolving Lender will be determined by the Administrative Agent by reference and in proportion to the respective Commitments of each Revolving Lender, provided that, when such apportionment cannot be evenly made, the Administrative Agent will round allocations amongst such Revolving Lenders consistent with the Administrative Agent's normal money market practices.

(b)	On each Drawdown Date, Rollover Date or Conversion Date involving the issuance of Bankers' Acceptances:

(i)
before 9:00 a.m. (Calgary time) on such date, the Administrative Agent will determine the CDOR Rate and will obtain quotations from each Schedule II Lender or Schedule III Lender of the discount rate then applicable to bankers' acceptances accepted by such Schedule II Lender or Schedule III Lender in respect of an issue of bankers' acceptances in a comparable amount and with comparable maturity to the Bankers' Acceptances proposed to be issued on such date;

(ii)
on or about 9:00 a.m. (Calgary time) on such date, the Administrative Agent will determine the BA Discount Rate applicable to each Lender and will advise each Lender of the BA Discount Rate applicable to it;

(iii)
each Lender will complete and accept, in accordance with the Drawdown Notice, Conversion Notice or Rollover Notice delivered by the Borrower and advised by the Administrative Agent in connection with such issue, its share of the Bankers' Acceptances to be issued on such date; and

(iv)
in the case of a Drawdown, each Lender will, for same day value on the Drawdown Date, remit the Discount Proceeds or advance the BA Equivalent Advance, as the case may be, payable by such Lender (net of the acceptance fee payable to such Lender pursuant to Section 7.3) to the Administrative Agent for the account of the Borrower; the Administrative Agent will make such funds available to the Borrower for same day value on such date.

(c)	Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances accepted and purchased by it.

3.5
Rollover, Conversion or Payment on Maturity. In anticipation of the maturity of Bankers' Acceptances, the Borrower will, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers' Acceptances:

(a)
(i) deliver to the Administrative Agent a Rollover Notice that the Borrower intends to draw and present for acceptance on the maturity date new Bankers' Acceptances (issued under the same Credit Facility as the maturing Bankers' Acceptances) in an aggregate face amount up to the aggregate amount of the maturing Bankers' Acceptances and (ii) on the maturity date pay to the Administrative Agent for the account of the Revolving Lenders an additional amount equal to the difference between the aggregate face amount of the maturing Bankers' Acceptances and the Discount Proceeds of such new Bankers' Acceptances;

(b)
(i) deliver to the Administrative Agent a Conversion Notice requesting a Conversion of the maturing Bankers' Acceptances to a Canadian Prime Rate Loan under the same Credit Facility as the maturing Bankers' Acceptances and (ii) on the maturity date pay to the Administrative Agent for the account of the Revolving Lenders an amount equal to the difference, if any, between the aggregate face amount of the maturing Bankers' Acceptances and the amount of the Canadian Prime Rate Loans into which Conversion is requested; or

(c)
(i) deliver to the Administrative Agent a Repayment Notice giving notice of the repayment of the maturing Bankers' Acceptances and (ii) on the maturity date of the maturing Bankers' Acceptances, pay to the Administrative Agent for the account of the Revolving Lenders an amount equal to the aggregate face amount of such Bankers' Acceptances.

If the Borrower fails to so notify the Administrative Agent or make such payments on maturity, the Administrative Agent will effect a Conversion into a Canadian Prime Rate Loan under the Credit Facility of the entire amount of such maturing Bankers' Acceptances as if a Conversion Notice had been given by the Borrower to the Administrative Agent to that effect.

3.6	Restriction on Rollovers and Conversions. Subject to the other provisions hereof, Conversions and Rollovers of Bankers' Acceptances may only occur on the maturity date thereof.

3.7
Rollovers. In order to satisfy the continuing liability of the Borrower to a Revolving Lender for the face amount of maturing Bankers' Acceptances accepted by such Revolving Lender, the Revolving Lender will receive and retain for its own account the Discount Proceeds of new Bankers' Acceptances issued on a Rollover, and the Borrower will on the maturity date of the Bankers' Acceptances being rolled over pay to the Administrative Agent for the account of the Revolving Lenders an amount equal to the difference between the face amount of the maturing Bankers' Acceptances and the Discount Proceeds from the new Bankers' Acceptances, together with the acceptance fees to which the Revolving Lenders are entitled pursuant to Section 7.3.

3.8
Conversion into Bankers' Acceptances. In respect of Conversions into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Lenders for the amount of the converted Canadian Prime Rate Loan, each Lender will receive and retain for its own account the Discount Proceeds of the Bankers' Acceptances issued upon such Conversion, and the Borrower will on the Conversion Date pay to the Administrative Agent for the account of the Lenders an amount equal to the difference between the principal amount of the converted Loan and the aggregate Discount Proceeds from the Bankers' Acceptances issued on such Conversion, together with the acceptance fees to which the Lenders are entitled pursuant to Section 7.3.

3.9
Conversion from Bankers' Acceptances. In order to satisfy the continuing liability of the Borrower to the Lenders for an amount equal to the aggregate face amount of the maturing Bankers' Acceptances converted to another type of Loan, the Administrative Agent will record the obligation of the Borrower to the Lenders as a Loan of the type into which such continuing liability has been converted.

3.10
BA Equivalent Advances. Notwithstanding the foregoing provisions of this Article, a Non Acceptance Lender will, in lieu of accepting Bankers' Acceptances, make a BA Equivalent Advance.  BA Equivalent Advances should be effected or maintained as Loans by a Non Acceptance Lender in an amount equal to its nominal pro rata share of the face amount of such Bankers' Acceptance and not equal to the Discount Proceeds. Any BA Equivalent Advance will be made on the relevant Drawdown Date, Rollover Date or Conversion Date as the case may be and will remain outstanding for the term of the relevant Bankers' Acceptances.  Concurrent with the making of a BA Equivalent Advance, a Non Acceptance Lender will be entitled to deduct therefrom an amount equal to the acceptance fee which, but for this Section, such Lender would otherwise be entitled to receive as part of such Borrowing and the applicable Discount. Subject to Section 3.5, upon the maturity date for such Bankers' Acceptances, the Borrower will pay to each Non Acceptance Lender the amount of its BA Equivalent Advance.

All references herein to "Loans", "Borrowings", "Acceptances", "BAs" and "Bankers' Acceptances" will, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non Acceptance Lender as part of a Drawdown, Conversion or Rollover of Bankers' Acceptances.

3.11
Termination of Bankers' Acceptances. If at any time a Lender ceases to accept Bankers' Acceptances in the ordinary course of its business, such Lender will be deemed to be a Non Acceptance Lender and will make BA Equivalent Advances in lieu of accepting Bankers' Acceptances under this Agreement.

ARTICLE 4
LETTERS OF CREDIT AND LETTERS OF GUARANTEE

4.1
Availability. Subject to the provisions hereof, the Issuing Lender will issue Letters of Credit or Letters of Guarantee under the Credit Facility in accordance with the Drawdown Notices of the Borrower; provided that the aggregate Outstanding Principal represented by all outstanding Letters of Credit and Letters of Guarantee under the Revolving Facility will not exceed Cdn. $100,000,000 or Equivalent Amount in US Dollars.  The issuance of Letters of Credit or Letters of Guarantee will constitute Drawdowns or Rollovers, as applicable, hereunder and will reduce the availability of the applicable credit facility by the aggregate Outstanding Principal of such Letters of Credit and Letters of Guarantee.

4.2
Currency and Form. Letters of Credit and Letters of Guarantee issued pursuant hereto will be denominated in Canadian Dollars or U.S. Dollars and amounts payable thereunder will be paid in the currency in which the Letter of Credit or Letter of Guarantee is denominated.  Letters of Credit and Letters of Guarantee will be in a form satisfactory to the Issuing Lender and will have a term not in excess of one year.

4.3	No Conversion. Except as provided in Section 4.4, the Borrower may not effect a Conversion of a Letter of Credit or Letter of Guarantee.

4.4	Reimbursement or Conversion on Presentation; Issuing Lender Indemnity.

(a)
On presentation of a Letter of Credit or Letter of Guarantee and payment thereunder by the Issuing Lender, the Borrower will forthwith pay to and reimburse the Issuing Lender for all amounts paid by the Issuing Lender pursuant to such Letter of Credit or Letter of Guarantee; failing such payment, the Borrower will be deemed to have effected a Conversion of such Letter of Credit or Letter of Guarantee into: (i) a Canadian Prime Rate Loan in case of a Letter of Credit or Letter of Guarantee in Canadian Dollars in the same credit facility as the Letter of Credit or Letter of Guarantee was issued; and (ii) a U.S. Base Rate Loan in case of a Letter of Credit or Letter of Guarantee in U.S. Dollars in the same credit facility as the Letter of Credit or Letter of Guarantee was issued, in each case to the extent of the payment of the Issuing Lender thereunder.

(b)
If the Issuing Lender makes payment under any Letter of Credit or Letter of Guarantee and the Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section 4.4(a) will apply to deem a Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, under the same facility as the Letter of Credit or Letter of Guarantee was issued, to be outstanding to the Borrower under this Agreement in the manner therein set out.  Each Revolving Lender will, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender's Proportion of the amount paid by the Issuing Lender such that each Lender is participating in the deemed Canadian Prime Rate Loan or U.S. Base Rate Loan in accordance with its Lender's Proportion.

(c)
Each applicable Lender will immediately on demand indemnify the Issuing Lender to the extent of such Lender's Proportion of any amount paid or liability incurred by the Issuing Lender under each Letter of Credit or Letter of Guarantee issued by it to the extent that the Borrower does not fully reimburse the Issuing Lender therefor.

(d)
For certainty, the obligations in this Section 4.4(b) will continue as obligations of the persons who were Lenders at the time each such Letter of Credit or Letter of Guarantee was issued notwithstanding that such Lender may assign its rights and obligations hereunder, unless the Issuing Lender specifically releases such Lender from such obligations in writing.

4.5	Additional Provisions.

(a)
Indemnity and No Lender Liability.  The Borrower will indemnify and save harmless the Lenders, the Issuing Lender and the Administrative Agent against all claims, losses, costs, expenses or damages to the Lenders, the Issuing Lender and the Administrative Agent arising out of or in connection with any Letter of Credit or Letter of Guarantee, the issuance thereof, any payment thereunder or any action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other person in connection therewith (including such indemnified Person's own negligence), including, without limitation, all costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the Issuing Lender from accepting or paying any Draft or any amount under any such Letter of Credit or Letter of Guarantee.  The Borrower also agrees that the Lenders, the Issuing Lender and the Administrative Agent will have no liability to it for any reason in respect of or in connection with any Letter of Credit or Letter of Guarantee, the issuance thereof, any payment thereunder or any other action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other person in connection therewith, except as a result of the Administrative Agent's, Lenders' or Issuing Lender's gross negligence or wilful misconduct.

(b)
No Obligation to Inquire.  The Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender will not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter of Credit or Letter of Guarantee and payment by the Issuing Lender pursuant to a Letter of Credit or Letter of Guarantee will not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the relevant Borrower.  The sole obligation of the Issuing Lender with respect to Letters of Credit or Letters of Guarantee is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter of Credit or Letter of Guarantee and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter of Credit or Letter of Guarantee.  Except to the extent of its obligations in the preceding sentence, the Issuing Lender will not have any responsibility or liability for or any duty to inquire into the form, sufficiency, authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter of Credit or Letter of Guarantee and the Borrower unconditionally assumes all risks with respect to the same.  Except to the extent limited under Section 4.5(a), the Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter of Credit or Letter of Guarantee with respect to the use by such beneficiary of the relevant Letter of Credit or Letter of Guarantee.

(c)
Obligations Unconditional.  The obligations of the Borrower hereunder with respect to all Letters of Credit and Letters of Guarantee will be absolute, unconditional and irrevocable and will not be reduced by any event, circumstance or occurrence including, without limitation, any lack of validity or enforceability of a Letter of Credit or Letter of Guarantee, or any Draft paid or acted upon by the Issuing Lender or any of its correspondents being fraudulent, forged, invalid or insufficient in any respect, or any defenses or claims which the Borrower may have against any beneficiary or transferee of any Letter of Credit or Letter of Guarantee.  The obligations of the Borrower hereunder will remain in full force and effect and will apply to any alteration to or extension of the expiration date of any Letter of Credit or Letter of Guarantee, or any Letter of Credit or Letter of Guarantee issued to replace, extend or alter any Letter of Credit or Letter of Guarantee.

(d)
Issuing Lender Actions.  Any action, inaction or omission taken or suffered by the Issuing Lender or by any of the Issuing Lender's correspondents under or in connection with a Letter of Credit, Letter of Guarantee or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulation or customs applicable thereto will be binding upon the Borrower and will not place the Issuing Lender or any of its correspondents under any resulting liability to the Borrower.  Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter of Credit, Letter of Guarantee or any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or any person or entity acting as a representative or in the place of, such beneficiary or its successors and assigns.  The Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Letter of Credit, Letter of Guarantee or any Drafts.

(e)
Payment of Contingent Liabilities.  The Borrower will pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter of Credit or Letter of Guarantee which becomes the subject of any order, judgment, injunction or other such determination (an "Order"), or any petition, proceeding or other application for any Order by the Borrower or any other party, restricting payment by the Issuing Lender under and in accordance with such Letter of Credit or Letter of Guarantee or extending the Issuing Lender's liability under such Letter of Credit or Letter of Guarantee beyond the expiration date stated therein; payment in respect of each such Letter of Credit or Letter of Guarantee will be due forthwith upon demand in the currency in which such Letter of Credit or Letter of Guarantee is denominated.

Any amount paid to the Issuing Lender pursuant to the preceding paragraph will be held by the Issuing Lender in interest bearing cash collateral accounts (with interest payable for the account of the Borrower at the rates and in accordance with the then prevailing practices of the Issuing Lender for accounts of such type) as continuing security for the Obligations and will, prior to the occurrence of a mandatory repayment pursuant to Section 8.1 or an Event of Default be applied by the Issuing Lender against the Obligations for, or (at the option of the Issuing Lender) be applied in payment of, such Letter of Credit or Letter of Guarantee if payment is required thereunder; after the occurrence of a mandatory repayment pursuant to Section 8.1 or an Event of Default the Issuing Lender may apply such amounts against any Obligations as it sees fit.

The Issuing Lender will release to the Borrower any amount remaining in the cash collateral accounts after applying the amounts necessary to discharge the Obligations relating to such Letter of Credit or Letter of Guarantee, upon the later of:

(i)
the date on which any final and non appealable order, judgment or other determination has been rendered or issued either terminating any applicable Order or permanently enjoining the Lender from paying under such Letter of Credit or Letter of Guarantee;

(ii)	the earlier of:

(A)
the date on which either the original counterpart of such Letter of Credit and Letter of Guarantee is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any other obligation in respect of such Letter of Credit and Letter of Guarantee; and

(B)	the expiry of such Letter of Credit and Letter of Guarantee; and

(iii)	if a mandatory repayment pursuant to Section 8.1 or an Event of Default has occurred, the payment and satisfaction of all Obligations and the cancellation or termination of the Credit Facility.

ARTICLE 5
CHANGE IN CIRCUMSTANCES

5.1	Change in Law.

(a)
If the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity hereafter:

(i)
subjects such Lender to, or cause the withdrawal or termination of a previously granted exemption with respect to, any Taxes, or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(ii)
imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by such Lender;

(iii)
imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects such Lender's allocation of capital resources to its obligations) in respect of any Loan or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or

(iv)
directly or indirectly affects the cost to such Lender of making available, funding or maintaining any Loan or otherwise imposes on such Lender any other condition or requirement affecting this Agreement or any Loan or any obligation of such Lender hereunder;

and the result of (a), (b), (c) or (d) above, in the sole determination of such Lender acting in good faith, is:

(i)	to increase the cost to such Lender of performing its obligations hereunder with respect to any Loan;

(ii)	to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Loan or the Credit Facility; or

(iii)
to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loan or any Credit Facility, such Lender will determine that amount of money which will compensate the Lender for such increase in cost, payments to be made or reduction in income or return or interest foregone provided, however, that in no event will such increase in cost, payment to be made or reduction in income or return or interest foregone include taxes (as opposed to any costs relating to taxes) (herein referred to as "Additional Compensation").  Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, the Lender will promptly so notify the Borrower and the Administrative Agent.  The relevant Lender will provide the Borrower and the Administrative Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which will be conclusive evidence of such Additional Compensation in the absence of manifest error.  The Borrower will pay to such Lender within 10 Banking Days of the giving of such notice such Lender's Additional Compensation.  Each of the Lenders will be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(b)
Each Lender agrees that it will not claim Additional Compensation from the Borrower under Section 5.1(a) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of any period greater than 90 days prior to the delivery of notice in respect thereof by such Lender, unless, in the latter case, the adoption, change or other event or circumstance giving rise to the claim for Additional Compensation is retroactive or is retroactive in effect.

5.2
Prepayment of Portion. In addition to the other rights and options of the Borrower hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 5.1 with respect to any Loan (an "Affected Loan"), the Borrower may, upon 2 Banking Days deliver a Repayment Notice to such Lender and the Administrative Agent (which notice will be irrevocable) giving notice of its intention to prepay in full without penalty such Lender's Proportion of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or redeployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender's obligations to make such Affected Loans to the Borrower under this Agreement will terminate.

5.3
Illegality. If a Lender determines, in good faith, that the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain a Loan under the Credit Facility or to give effect to its obligations in respect of such a Loan, such Lender may, by written notice thereof to the Borrower and to the Administrative Agent declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same will forthwith terminate, and the Borrower will, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Loan in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period.  If any such change will only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Administrative Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Administrative Agent, the other Lenders or the Borrower hereunder, such Lender will only declare its obligations under that portion so terminated.

5.4
Market Disruption. In the event that at any time subsequent to the giving of a Drawdown Notice, Rollover Notice or Conversion Notice to the Administrative Agent by the Borrower with regard to any requested LIBOR Loan, but before the date of the Drawdown, Rollover or Conversion, as the case may be, the Administrative Agent (acting reasonably) makes a determination, which will be conclusive and binding upon the Borrower, that:

(a)
by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested LIBOR Loan during the ensuing Interest Period selected;

(b)
the making or continuing of the requested LIBOR Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London interbank market generally; or

(c)	LIBOR Rate will no longer represent the effective cost to any Lender of U.S. Dollar deposits in such market for the relevant Interest Period,

then the Administrative Agent will give notice thereof to the Borrower as soon as possible after such determination and the Borrower will, within one Banking Day after receipt of such notice and in replacement of the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, previously given by the Borrower, give the Administrative Agent a Drawdown Notice or a Conversion Notice, as the case may be, which specifies the Drawdown of any other Borrowing or the Conversion of the relevant LIBOR Loan on the last day of the applicable Interest Period into any other Borrowing which would not be affected by the notice from the Administrative Agent pursuant to this Section 5.4.  In the event the Borrower fails to give, if applicable, a valid replacement Conversion Notice with respect to the maturing LIBOR Loans which were the subject of a Rollover Notice, such maturing LIBOR Loans will be converted on the last day of the applicable Interest Period into U.S. Base Rate Loans as if a Conversion Notice had been given to the Administrative Agent by the Borrower pursuant to the provisions hereof.  In the event the Borrower fails to give, if applicable, a valid replacement Drawdown Notice with respect to a Drawdown originally requested by way of a LIBOR Loan, then the Borrower will be deemed to have requested a Drawdown by way of a U.S. Base Rate Loan in the amount specified in the original Drawdown Notice and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) will make available the requested amount by way of a U.S. Base Rate Loan.

ARTICLE 6
CONDITIONS PRECEDENT TO BORROWINGS

6.1	Effectiveness and Conditions Precedent. This Agreement shall become effective at such time as the following conditions precedent shall have been satisfied (or waived by the Lenders):

(a)	receipt by the Administrative Agent of the following, each in form satisfactory to the Lenders:

(i)	a copy of this Agreement duly executed and delivered by the Borrower;

(ii)
certificates of status or other similar evidence of status to carry on business for the Borrower and each Restricted Subsidiary from its jurisdiction of formation, incorporation, continuance or amalgamation (as applicable), dated as of the Closing Date;

(iii)	the Security;

(iv)	a general corporate certificate from an officer of the Borrower and each Restricted Subsidiary in form satisfactory to the Lenders, acting reasonably;

(v)	the Transition Agreement; and

(vi)	an opinion of counsel to the Borrower and the Restricted Subsidiaries in form satisfactory to the Lenders, acting reasonably;

(b)	no event or circumstance, individually or in the aggregate, has occurred or is continuing that has had or could reasonably be expected to have a Material Adverse Effect;

(c)	there is no Default, Event of Default or Borrowing Base Shortfall and all representations and warranties of the Borrower set out in Article 10 are true and correct as of the Effective Time;

(d)	payment of fees to the Lenders as previously agreed to by the parties to this Agreement.

6.2
Conditions Precedent to All Drawdowns. Prior to any Drawdown or Advance the following will have been satisfied or waived but (d) will not be required to be satisfied for any Advance under the Operating Facility under Section 2.5(a):

(a)	the Security will have been duly executed, delivered, perfected and registered and that the Borrower's counsel and Lender's counsel have provided the opinions required by the Administrative Agent;

(b)	evidence of current Insurance satisfactory to the Administrative Agent will have been delivered to the Administrative Agent;

(c)
there is no Default, Event of Default or Borrowing Base Shortfall and such Drawdown or Advance will not cause a Borrowing Base Shortfall, Default or Event of Default and except to the extent qualified to the Closing Date only, all representations and warranties of the Borrower set out in Article 10 are true and correct as of the date of the Drawdown or Advance;

(d)	the Borrower will have delivered a Drawdown Notice to the Administrative Agent; and

(e)	payment of fees to the Lenders as previously agreed to by the parties to this Agreement.

6.3
Waiver. The conditions set forth in this Article are inserted for the sole benefit of the Lenders and the Administrative Agent and may be waived by the Lenders or the Administrative Agent, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or Administrative Agent at any time to assert such waived conditions in respect of any subsequent Drawdown.

ARTICLE 7
FEES AND INTEREST

7.1	Interest on Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Loans.

(a)
The Borrower will pay interest on each Canadian Prime Rate Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Prime Rate in effect from time to time during such Interest Period plus the Applicable Margin.  Each determination by the Administrative Agent of the Prime Rate applicable from time to time during an Interest Period will, in the absence of manifest error, be prima facie evidence thereof.  Such interest will accrue daily and will be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.  Changes in the Prime Rate will cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

(b)
The Borrower will pay interest on each U.S. Base Rate Loan owing by it during each Interest Period applicable thereto in U.S. Dollars at a rate per annum equal to the applicable U.S. Base Rate in effect from time to time during such Interest Period plus the Applicable Margin.  Each determination by the Administrative Agent of the applicable U.S. Base Rate applicable from time to time during an Interest Period will, in the absence of manifest error, be prima facie evidence thereof.  Such interest will accrue daily and will be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and for a U.S. Base Rate Loan, on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.  Changes in the U.S. Base Rate will cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Borrower.

(c)
The Borrower will pay interest on each LIBOR Loan owing by it during each Interest Period applicable thereto in U.S. Dollars at a rate per annum, calculated on the basis of a 360 day year, equal to the LIBOR Rate with respect to such Interest Period plus the Applicable Margin.  Each determination by the Administrative Agent of the LIBOR Rate applicable to an Interest Period will, in the absence of manifest error, be prima facie evidence thereof.  Such interest will accrue daily and will be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the LIBOR Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

7.2
Nominal Rates; No Deemed Reinvestment. The principle of deemed reinvestment of interest will not apply to any interest calculation under this Agreement; all interest payments to be made hereunder will be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment.  The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates.  Interest calculated hereunder will be calculated using the nominal rate method and not the effective rate method of calculation.

7.3
Acceptance Fees. Upon the acceptance by a Lender of a Banker's Acceptance the Borrower will pay to the Administrative Agent for the account of such Lender an acceptance fee in Canadian Dollars at a rate per annum equal to the Applicable Margin in effect on the acceptance thereof calculated on the principal amount at maturity of such Bankers' Acceptance and on the basis of the number of days in the term of the Bankers' Acceptance (including the date of such Bankers' Acceptance but excluding its maturity date) divided by 365 days. Such acceptance fee may be deducted from the proceeds of the issue of any such Bankers' Acceptance.

7.4
Standby Fees. The Borrower will pay to the Administrative Agent for the account of the Lenders a standby fee in Canadian Dollars in respect of the Credit Facility calculated at the rate per annum equal to the Applicable Margin in effect from time to time by which the amount of the Outstanding Principal under the Credit Facility for each day in the period of determination is less than the total of the Commitments of the Lenders (whether partially or wholly available) for each such day of the Credit Facility during the Revolving Period.  Fees determined in accordance with this Section will accrue daily from and after the date hereof and be payable by the Borrower monthly in arrears on the last Banking Day of each month, on the last day of the Revolving Period and on cancellation in full of the Credit Facility.

7.5
Administrative Agent's Fees. The Borrower will pay to the Administrative Agent, for its own account, on execution of this Agreement and on April 30 in each subsequent calendar year until the Credit Facility has been fully cancelled and all Obligations hereunder have been paid in full, a non refundable annual agency fee in the amount agreed in writing between the Borrower and the Administrative Agent, such fee to be based upon the then current agency fee being charged by the Administrative Agent for credit facilities similar to this Credit Facility.

7.6
Renewal Fee. The Borrower will pay to the Administrative Agent, for the account of the Lenders, until the Credit Facility has been fully cancelled and all obligations hereunder have been paid in full, a non refundable annual renewal fee of 0.05% of the total of the renewed Commitments. Such fee will be paid in each calendar year on or about the annual review date when the Credit Facility is renewed by the Lenders upon terms acceptable to the Lenders and accepted by the Borrower provided that if the Borrower does not accept the renewed Credit Facility and all obligations hereunder have not been paid in full within sixty (60) days from the date that the Credit Facility is renewed by the Lenders, then such fee will be paid on the expiry of such sixty (60) period.

7.7	LC's and LG's.

(a)
The Borrower will pay to the Administrative Agent for the account of all Lenders an issuance fee in advance on the date each Letter of Credit, Letter of Guarantee or Standby LC is issued and on each Rollover Date, calculated at a rate per annum equal to the Applicable Margin in effect on the date of issuance of each Letter of Credit, Letter of Guarantee or Standby LC on the amount of each such Letter of Credit, Letter of Guarantee or Standby LC for the number of days which such Letter of Credit, Letter of Guarantee or Standby LC will be outstanding in the year of 365 days or 366 days, as the case may be, in which the Letter of Credit, Letter of Guarantee or Standby LC is issued; provided that the minimum issuance fee for each Letter of Credit, Letter of Guarantee or Standby LC will be $500.  In addition, with respect to all Letters of Credit, Letters of Guarantee or Standby LC's the Borrower will from time to time pay to the Administrative Agent for the account of the Issuing Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of such Letters of Credit, Letters of Guarantee or Standby LC's.

(b)
The Borrower will receive a credit in respect of issuance fees for Letters of Credit, Letters of Guarantee or Standby LC's paid in respect of Letters of Credit, Letters of Guarantee or Standby LC's which are returned to the Issuing Lender for cancellation or fully drawn upon prior to the expiry thereof (such credit to be prorated based upon the portion of time that such letter of credit was not outstanding based on the original term thereof).

7.8	Calculation of Rates.

(a)
Except as otherwise expressly stated, any reference in this Agreement to an annual rate will be calculated daily on the basis of a 365 day year or 366 day year as the case may be except for LIBOR Loans and the Federal Funds Effective Rate, where rates are calculated on the basis of a 360 day year.

(b)
Whenever a rate of interest hereunder is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest will be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

7.9
Interest on Arrears. To the extent permitted by law, any amount which is not paid by the Borrower when due, whether principal, interest, fees, costs, accessories or otherwise, will bear interest at the rate (plus the Applicable Margin) which would be applicable to a Canadian Prime Rate Loan plus 2% per annum, if such amount is payable in Canadian Dollars, and at the rate (plus the Applicable Margin) which would be applicable to a U.S. Base Rate Loan plus 2% per annum, if such amount is payable in U.S. Dollars; interest on arrears to be compounded monthly and payable on demand.

7.10
Maximum Rate Permitted by Law. Notwithstanding any other term in this Agreement and the Documents to the contrary, it is the intention of each Administrative Agent, each Lender, the Borrower and any other party hereto to conform strictly to any applicable usury laws.  Accordingly, if any party hereto contracts for, charges, or receives any consideration which constitutes interest in excess of the Maximum Rate, then any such excess will be cancelled automatically and, if previously paid, will at such receiving party's option be applied to the outstanding amount of the loans or other obligations hereunder by such receiving party or be refunded to the person who made such payment. For purposes of this Section "Maximum Rate" means the maximum non-usurious interest rate under applicable law (determined under such laws after giving effect to any items which are required by such laws to be construed as interest in making such determination, including without limitation if required by such laws, certain fees and other costs).

7.11	Other Fees. The Borrower will pay such fees as agreed to from time to time between the Administrative Agent, National Bank Financial Inc. and the Borrower.

ARTICLE 8
REPAYMENTS AND REDUCTIONS

8.1	Mandatory Repayments

(a)
Notwithstanding any other provision of this Agreement, the Obligations will become due and payable and the Borrower will pay and satisfy the Obligations in full immediately on the Maturity Date subject to prior payments required pursuant to Sections 2.1(b), 2.15(i), 2.16(a), 2.18 (which are also mandatory repayments) and Article 13.

(b)
In addition to the above, any Pari Passu Debt Obligations created, issued or incurred by the Borrower or the Restricted Subsidiaries, when funded: (i) will permanently reduce the maximum amount of the Credit Facility by the amount of such Pari Passu Debt Obligations; and (ii) will be paid to the Lenders to pay down the Obligations.

8.2	Optional Cancellation or Reduction of Credit Facilities

(a)
The Borrower may, at any time, upon giving at least three Banking Days prior written notice to the Administrative Agent, cancel in full or, from time to time, permanently reduce in part the unutilized portion of the Credit Facility; provided, however, that any such reduction will be in a minimum amount of $5,000,000 ($1,000,000 for the Operating Facility) and reductions in excess thereof will be in integral multiples of $1,000,000.

(b)
If the Credit Facility is so reduced pursuant to Section 8.1(b) or 8.2(a), the Commitment of each of the Lenders under the Credit Facility will be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the amount of the Credit Facility in effect immediately prior to such reduction.

8.3
Optional Repayment. The Borrower may at any time and from time to time repay, without penalty, to the Administrative Agent for the account of the Lenders or, in the case of Documentary Instruments provide for the funding of, the whole or any part of any Loan owing by it together with accrued interest thereon to the date of such repayment under the Revolving Facility, and provided that:

(a)	the Borrower will give a Repayment Notice (executed in accordance with the definition of Officer's Certificate) to the Administrative Agent not later than:

(i)	10:00 a.m. (Calgary time) two Banking Days prior to the date of the proposed repayment, for Documentary Instruments;

(ii)	10:00 a.m. (Calgary time) one Banking Day prior to the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans; and

(iii)	10:00 a.m. (Calgary time) two Banking Days prior to the date of the proposed repayment, for Banker's Acceptances;

(iv)	10:00 a.m. (Calgary time) three Banking Days prior to the date of the proposed repayment, for LIBOR Loans,

provided that no such notice will be required in respect of payments under Section 2.5(a);

(b)	repayments pursuant to this Section may only be made on a Banking Day;

(c)
subject to the following provisions, each such repayment under the Revolving Facility may only be made on the last day of the applicable Interest Period with regard to a LIBOR Loan that is being repaid;

(d)	a Bankers' Acceptance may only be repaid on its maturity;

(e)	unexpired Documentary Instruments may only be prepaid by the return thereof to the Issuing Lender for cancellation or providing funding therefor in accordance with Section 8.4; and

(f)
each such repayment under the Revolving Facility will be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.4 for Drawdowns of the type of Loan proposed to be repaid (ii) the Outstanding Principal of all Loans outstanding under the Revolving Facility immediately prior to such repayment; any repayment in excess of such amount will be in integral multiples of the amount referred to in Section 2.4 above.

8.4	Additional Repayment Terms.

(a)
With respect to the funding of the repayment of unexpired Letters of Credit or Letters of Guarantee, it is agreed that the Borrower will provide for the funding in full of the repayment of unexpired Letters of Credit or Letters of Guarantee by paying to and depositing with the Administrative Agent cash collateral for each such unexpired Letter of Credit or Letter of Guarantee equal to the maximum amount thereof, in each case, in the respective currency which the relevant Letter of Credit or Letter of Guarantee is denominated; such cash collateral deposited by the Borrower will belong to the Borrower and will be held by the Administrative Agent in an interest bearing cash collateral account with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Administrative Agent.  Such cash collateral accounts will be assigned to the Administrative Agent as security for the obligations of the Borrower in relation to such Letters of Credit or Letters of Guarantee and the Security Interest of the Administrative Agent thereby created in such cash collateral will rank in priority to all other Security Interests and adverse claims against such cash collateral.  Such cash collateral will be applied to satisfy the obligations of the Borrower for such Letters of Credit or Letters of Guarantee as payments are made thereunder and the Administrative Agent is hereby irrevocably directed by the Borrower to so apply any such cash collateral.  Amounts held in such cash collateral accounts may not be withdrawn by the Borrower without the consent of the Lenders; however, interest on such deposited amounts will be for the account of the Borrower and may be withdrawn by the Borrower so long as no mandatory repayment pursuant to Section 8.1 has occurred or Default or Event of Default is then continuing.  If after expiry of the Letters of Credit or Letters of Guarantee for which such funds are held and application by the Administrative Agent of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Letters of Credit or Letters of Guarantee being repaid, any excess remains, such excess will be promptly paid by the Administrative Agent to the Borrower so long as no mandatory repayment pursuant to Section 8.1 has occurred or Default or Event of Default is then continuing.

In lieu of providing cash collateral as aforesaid, the Borrower may provide to the Administrative Agent irrevocable standby letter or letters of credit in an aggregate amount equal to the aggregate maximum amount of all unexpired Letters of Credit or Letters of Guarantee being repaid and for a term which expires not sooner than ten Banking Days after the expiry of the Letters of Credit or Letters of Guarantee in respect of which such letter(s) of credit are provided; such letters of credit will be denominated and payable in the currency of the relevant unexpired Letters of Credit or Letters of Guarantee and will be issued by a financial institution and on terms and conditions acceptable to the Administrative Agent in its sole discretion.  The Administrative Agent is hereby irrevocably authorized and directed to draw upon such letters of credit and apply the proceeds of the same to satisfy the obligations of the Borrower for such unexpired Letters of Credit or Letters of Guarantee as payments are made thereunder.

(b)
With respect to the repayment of unmatured Bankers' Acceptances required as a result of a demand, it is agreed that the Borrower will provide for the funding in full of the unmatured Bankers' Acceptances to be repaid by paying to and depositing with the Administrative Agent cash collateral for each such unmatured Bankers' Acceptances equal to the face amount payable at maturity thereof; such cash collateral deposited by the Borrower will belong to the Borrower and will be held by the Administrative Agent in an interest bearing cash collateral account with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Administrative Agent.  Such cash collateral accounts will be assigned to the Administrative Agent as security for the obligations of the Borrower in relation to such Bankers' Acceptances and the Security Interest of the Administrative Agent thereby created in such cash collateral will rank in priority to all other Security Interests and adverse claims against such cash collateral.  Such cash collateral will be applied to satisfy the obligations of the Borrower for such Bankers' Acceptances as they mature and the Administrative Agent is hereby irrevocably directed by the Borrower to apply any such cash collateral to such maturing Bankers' Acceptances.  Amounts held in such cash collateral accounts may not be withdrawn by the Borrower without the consent of the Lenders; however, interest on such deposited amounts will be for the account of the Borrower and may be withdrawn by the Borrower so long as no mandatory repayment pursuant to Section 8.1 has occurred or Default or Event of Default is then continuing.  If after maturity of the Bankers' Acceptances for which such funds are held and application by the Administrative Agent of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Bankers' Acceptances being repaid, any excess remains, such excess will be promptly paid by the Administrative Agent to the Borrower so long as no mandatory repayment pursuant to Section 8.1 has occurred or Default or Event of Default is then continuing.

(c)
If any LIBOR Loan issued under the Revolving Facility is repaid on other than the last day of the applicable Interest Period, the Borrower will, within three Banking Days after notice is given by the Administrative Agent, pay to the Administrative Agent for the account of the Revolving Lenders all costs, losses, premiums and expenses incurred by such Lenders by reason of the liquidation or re deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period.  Any such Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, will deliver to the Borrower and the Administrative Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate will be conclusive and binding for all purposes.

ARTICLE 9
PLACE, MANNER, CURRENCY AND APPLICATION OF PAYMENTS

9.1
Place of Payment of Principal, Interest and Fees; Payments to Administrative Agent. All payments of principal, interest, fees and other amounts to be made by the Borrower to the Administrative Agent and the Lenders pursuant to this Agreement will be made to the Administrative Agent (for, as applicable, the account of the Lenders or its own account) in the currency in which the Loan is outstanding for value on the day such amount is due, and if such day is not a Banking Day on the Banking Day next following, by deposit or transfer thereof to the accounts of the Administrative Agent maintained at the Administrative Agent's Branch of Account and designated by the Administrative Agent for such purpose or at such other place as the Borrower and the Administrative Agent may from time to time agree.  The Administrative Agent is authorized, but is not obligated, to debit the accounts of the Borrower for payments of principal, interest, fees and other amounts to be made by the Borrower to the Administrative Agent and the Lenders pursuant to this Agreement. Notwithstanding anything to the contrary expressed or implied in this Agreement, the receipt by the Administrative Agent in accordance with this Agreement of any payment made by the Borrower for the account of any of the Lenders will, insofar as the Borrower's obligations to the relevant Lenders are concerned, be deemed also to be receipt by such Lenders and the Borrower will have no liability in respect of any failure or delay on the part of the Administrative Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.

9.2
Designated Accounts of the Lenders. All payments of principal, interest, fees or other amounts to be made by the Administrative Agent to the Lenders pursuant to this Agreement will be made for value on the day required hereunder, provided the Administrative Agent receives funds from the Borrower for value on such day, and if such funds are not so received from the Borrower or if such day is not a Banking Day, on the Banking Day next following, by deposit or transfer thereof at the time specified herein to the account of each Lender designated by such Lender to the Administrative Agent for such purpose or to such other place or account as the Lenders may from time to time notify the Administrative Agent.

9.3
Funds. Each amount advanced, disbursed or paid hereunder will be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used in Calgary, Alberta, Montreal, Quebec and Toronto, Ontario in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made.

9.4
Application of Payments. All payments made by or on behalf of the Borrower to the Administrative Agent and the Lenders under the Documents will be applied by the Administrative Agent and the Lenders in accordance with the provisions of Section 14.1 provided that subject to mandatory repayments pursuant to Section 8.1 or prior to an Event of Default, the Borrower may allocate its repayment of Borrowings as between the Operating Facility and Revolving Facility in its own discretion.

9.5	Payments Clear of Taxes.

(a)
Any and all payments by the Borrower to the Administrative Agent or the Lenders hereunder will be made free and clear of, and without deduction or withholding for or on account of, any and all present or future Taxes and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any Governmental Authority or under the laws of any international tax authority imposed on the Administrative Agent or the Lenders, or by or on behalf of the foregoing.  In addition, the Borrower agrees to pay any present or future stamp, transfer, registration, excise, issues, documentary or other taxes, charges or similar levies which arise from any payment made under this Agreement or the Loans or in respect of the execution, delivery or registration or the compliance with this Agreement or the other documents contemplated hereunder.  The Borrower will indemnify and hold harmless the Administrative Agent and the Lenders for the full amount of all of the foregoing Taxes or other amounts paid or payable by the Administrative Agent or the Lenders and any liability (including penalties, interest, additions to tax and reasonable out of pocket expenses) resulting therefrom or with respect thereto.

(b)
If the Borrower will be required by law to deduct or withhold any amount from any payment or other amount required to be paid to the Administrative Agent or the Lenders hereunder, or if any liability therefor will be imposed or will arise from or in respect of any sum payable hereunder, then the sum payable to the Administrative Agent or the Lenders hereunder will be increased as may be necessary so that after making all required deductions, withholdings, and additional income tax payments attributable thereto (including deductions, withholdings or income tax payable for additional sums payable under this provision) the Administrative Agent or the Lenders, as the case may be, receive an amount equal to the amount they would have received had no such deductions or withholdings been made or if such additional taxes had not been imposed; in addition, the Borrower will pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with applicable law, such payment to be made (if the liability is imposed on the Borrower) for its own account or (if the liability is imposed on the Administrative Agent or the Lenders) on behalf of and in the name of the Administrative Agent or the Lenders, as the case may be.  If the liability is imposed on the Administrative Agent or the Lenders, the Borrower will deliver to the Administrative Agent or the Lenders evidence satisfactory to the Administrative Agent or the Lenders, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.

(c)
Each Lender will use reasonable efforts to contest (to the extent contestation is reasonable) such imposition or assertion of such Taxes and will reimburse to the Borrower the amount of any reduction of Taxes, to the extent of amounts that have been paid by the Borrower in respect of such Taxes in accordance with this Agreement, as a result of such contestation and, provided that, no Lender will have any obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests (as determined by the relevant Lender in its sole discretion, acting reasonably) in connection therewith unless it will have received from the Borrower payment therefor or an indemnity with respect thereto, satisfactory to it.

9.6	Set Off.

(a)
In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of an Event of Default which remains unremedied (whether or not the Loans have been accelerated hereunder), the Administrative Agent and each Lender will have the right (and are hereby authorized by the Borrower) at any time and from time to time to combine all or any of the Borrower's and Restricted Subsidiaries' accounts with the Administrative Agent or the Lender, as the case may be, and to set off and to appropriate and to apply any and all deposits (general or special, term or demand) including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness at any time held by the Borrower and Restricted Subsidiaries or owing by such Lender or the Administrative Agent, as the case may be, to or for the credit or account of the Borrower and Restricted Subsidiaries against and towards the satisfaction of any Obligations and the Hedging Obligations, and may do so notwithstanding that the balances of such accounts and the liabilities are expressed in different currencies, and the Administrative Agent and each Lender are hereby authorized to effect any necessary currency conversions at the noon spot rate of exchange announced by the Bank of Canada on the Banking Day before the day of conversion.

(b)
The Administrative Agent or the applicable Lender, as the case may be, will notify the Borrower of any such set off from the Borrower's or Restricted Subsidiaries' accounts within a reasonable period of time thereafter, although the Administrative Agent or the Lender, as the case may be, will not be liable to the Borrower or Restricted Subsidiaries for its failure to so notify.

9.7
Judgment Currency. If a judgment is rendered against the Borrower or a Restricted Subsidiary for an amount owed hereunder and if the judgment is rendered in a currency ("Other Currency") other than that in which this amount is owed under this Agreement ("Currency of the Agreement"), the Borrower and Restricted Subsidiary will pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the said amount owed under this Agreement, expressed into the Other Currency as at the date of payment of the judgment, over (ii) the amount of the judgment.  For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the spot rate at which the Administrative Agent, on the relevant date, may in Montreal, sell the Currency of the Agreement to obtain the Other Currency.  Any additional amount owed under this Section will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment will not constitute res judicata in that respect.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1
Representations and Warranties of Borrower. The Borrower represents and warrants to the Administrative Agent and the Lenders that as at the Effective Time and as repeated in accordance with the terms hereof:

(a)
the Borrower and each Restricted Subsidiary has been duly incorporated or formed and is in good standing under the legislation governing it, and is duly registered and has the powers, permits, and licenses required to operate its business or enterprise and to own, manage and administer its property in each jurisdiction in which the nature of any material business carried on by it or the character of any material property owned or leased by it makes such registration necessary, except to the extent failure to have such powers, permits and licenses could not reasonably be expected to have a Material Adverse Effect;

(b)
this Agreement constitutes, the Security, the Documents and related documents constitute, legal, valid, and binding obligations of the Borrower and any Restricted Subsidiary who is a party to such documents, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, or similar laws affecting creditors' rights generally and to the availability of equitable remedies;

(c)	the Borrower and each Restricted Subsidiary has the right to pledge, charge, mortgage, or lien its assets in accordance with the Security contemplated by this Agreement;

(d)
the Borrower and each of the Restricted Subsidiaries has the right to guarantee the Obligations and Hedging Obligations and has the right to pledge, charge, mortgage, or lien its assets in accordance with the Security contemplated by this Agreement;

(e)
the Borrower and each Restricted Subsidiary is presently in good standing under, and will duly perform and observe, all terms of all documents, agreements, and instruments affecting or relating to the assets of the Borrower or Restricted Subsidiary, as the case may be, except to the extent failure to be in good standing or perform or observe could not reasonably be expected to have a Material Adverse Effect;

(f)
as of the Closing Date, except as disclosed in writing to the Administrative Agent and the Lenders prior to the date hereof, there has been no material adverse change in the financial position of the Borrower since the date of its most recent unaudited consolidated financial statements of the Borrower which were furnished to the Administrative Agent and the Lenders.  Such financial statements fairly present the financial position of the Borrower on a consolidated basis at the date of such statements;

(g)
to the best of its knowledge, the Borrower and each Restricted Subsidiary is not in default under the contracts to which it is a party, including the Provident Trust Agreements or under the applicable legislation and regulations governing the operation of its business or its property, which default could reasonably be expected to have a Material Adverse Effect;

(h)	there is no Default or Event of Default under this Agreement or any of the other Documents;

(i)	it has not received notice of any Environmental Claims made or threatened against the Borrower or any Restricted Subsidiary which claim could reasonably be expected to have a Material Adverse Effect;

(j)
the Borrower and each Restricted Subsidiary are not in default of any applicable laws and regulations, including without limitation, Environmental Laws which default could reasonably be expected to have a Material Adverse Effect;

(k)
the head office of the Borrower and each Restricted Subsidiary (other than Pro Holding Company, Pro US LLC, Pro Midstream Company and Kinetic Resources USA) is located in the Province of Alberta, the head office of Pro Holding Company, Pro US LLC, Pro Midstream Company and Kinetic Resources USA is located in the State of California and the principal jurisdictions where they now or may reasonably be expected to carry on business are Alberta, Saskatchewan, British Columbia, Ontario, and Virginia;

(l)
except as previously disclosed in writing to the Administrative Agent and the Lenders, there are no claims, actions, proceedings or disputes pending, threatened or to the knowledge of the Borrower, contemplated against the Borrower or any Restricted Subsidiary or any of their assets where the claimed amounts are in aggregate greater than $10,000,000;

(m)
as of the Closing Date the only Restricted Subsidiaries are PEL, Partnership, Holdings Trust, Provident Acquisitions Inc., Meota 2000 Partnership, Provident Marketing Limited Partnership, Provident Energy Pipeline Inc., Provident Midstream LP, Provident Marketing Ltd., Provident Midstream Inc., Pro Midstream Company, Kinetic Resources LPG, Provident GP Inc., 1195714 Alberta Ltd., Empress NGL Partnership, Kinetic Resources USA, Pro Holding Company and Pro US LLC;

(n)	the Borrower and Restricted Subsidiaries have good and valid title to their assets except for minor title defects that do not have a Material Adverse Effect;

(o)
the Borrower and Restricted Subsidiaries have carried on their business in accordance with good practices consistent with acceptable industry standards and pursuant to applicable agreements, regulations and laws;

(p)	all reports and material facts provided to the Administrative Agent by the Borrower or Restricted Subsidiaries are true and accurate in all material respects and do not omit any material facts;

(q)
the Borrower has been duly formed a trust and is in good standing under it governing legislation, and it has the powers, permits and licences required to operate its business or enterprise and to own, manage and administer its property;

(r)
all tax returns required to be filed by or on behalf of the Borrower, or any Restricted Subsidiary (hereafter collectively called the "Tax Group") have been duly filed on a timely basis or appropriate extensions have been obtained and such tax returns are true, complete and correct in all material respects, except where the failure to so file would not be reasonably expected to cause a Material Adverse Effect; and all taxes shown to be payable on such returns or on subsequent assessments with respect thereto will have been paid in full on a timely basis, and no other taxes will be payable by the Tax Group with respect to items or periods covered by such returns, except in each case to the extent of (i) reserves reflected in the financial statements of the Borrower or the Restricted Subsidiaries delivered to the Administrative Agent pursuant to this Agreement, or (ii) taxes that are being contested in good faith.  The reserves for accrued taxes reflected in the financial statements delivered to the Lenders under this Agreement are adequate in the aggregate for the payment of all unpaid material taxes, whether or not disputed, for the period ended as of the date thereof and for any period prior thereto, and for which the Tax Group may be liable in its own right, as withholding agent or as a transferee of the assets of, or successor to, any Person;

(s)
each of the Borrower and the Restricted Subsidiaries has good and marketable title to all of its properties that are described in the Security as is customary in the oil and gas industry in all material respects, free and clear of all liens except for Permitted Encumbrances;

(t)
the Borrower and the Restricted Subsidiaries (i) have obtained all environmental permits necessary for the ownership and operation of their respective properties and the conduct of their respective businesses except for any environmental permit the failure of such Person to have could not reasonably be expected to cause a Material Adverse Effect; (ii) have at all times been and are in material compliance with all terms and conditions of such permits and with all other material requirements of applicable Environmental Laws; (iii) have not received notice of any violation or alleged violation of any Environmental Law or permit that has not been resolved or that could reasonably be expected to cause a Material Adverse Effect; and (iv) are not subject to any actual or contingent Environmental Claim, which could reasonably be expected to cause a Material Adverse Effect;

(u)
to the Borrower's actual knowledge, none of the present or previously owned or operated property of the Borrower or any Restricted Subsidiary or of any of their former subsidiaries, wherever located, (i) have been investigated, designated, listed, or identified by a Governmental Authority as a potential site for removal, remediation, cleanup, closure, restoration, reclamation, or other response activity under any Environmental Laws that has not been resolved and could reasonably be expected to result in a Material Adverse Effect; (ii) is subject to a lien or encumbrance, arising under or in connection with any Environmental Laws, that attaches to any revenues or to any Property owned or operated by the Borrower or any of the Restricted Subsidiaries, wherever located, which could reasonably be expected to cause a Material Adverse Effect; or (iii) has been the site of any release of Hazardous Materials from present or past operations which has caused at the site or at any third party site any condition that has resulted in or could reasonably be expected to result in the need for a response that would cause a Material Adverse Effect;

(v)
the execution, delivery and performance by each Loan Party of each of the Documents to which it is a party, does not and will not violate any provision of law, the articles, by laws, partnership agreement or other constating documents of it or its trustee, or of its unanimous shareholders agreement or trust indenture, as applicable, and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest (other than pursuant to the Documents) upon any of its property or assets pursuant to, any indenture or other agreement or instrument or by which it or its property may be bound or affected; and the execution, delivery and performance by each Loan Party of each of the Documents to which it is a party does not require any license, consent or approval of or notice to or filing with any Governmental Authority and does not and will not contravene any provision of laws and regulations;

(w)	no event or circumstance has occurred or is continuing which has had, or could reasonably be expected to have, a Material Adverse Effect; and

(x)	the Restricted Subsidiaries own all of the assets that were evaluated by the Lenders to determine the Borrowing Base.

The representations and warranties set out in this Agreement will survive the execution and delivery of this Agreement and the making of each Advance and Drawdown, notwithstanding any investigations or examinations which may be made by the Administrative Agent, Lenders or their agents. Such representations and warranties will survive until this Agreement is terminated, provided that the representations and warranties relating to environmental matters will survive the termination of this Agreement.

ARTICLE 11
GENERAL COVENANTS

11.1
Affirmative Covenants of the Borrower and Each Restricted Subsidiary.  So long as any Obligation is outstanding or the Credit Facility is available hereunder, the Borrower and each Restricted Subsidiary jointly and severally covenant and agree with each of the Lenders and the Administrative Agent that, unless the Majority Lenders otherwise consent in writing:

(a)	Financial Covenants. The Borrower will maintain:

(i)	at the end of each fiscal quarter, a Debt to Consolidated EBITDA ratio of less than 3.0:1.0, in the case of Consolidated EBITDA for the Rolling Period ended on such date;

(ii)	at the end of each fiscal quarter, a Midstream Debt to Midstream EBITDA ratio of less than 4.0:1.0, in the case of Midstream EBITDA for the Rolling Period ended on such date; and

(iii)	at the end of each fiscal quarter, Senior Debt to Total Capitalization equal to or less than 55%.

(b)	Financial Statements. The Borrower will submit to the Administrative Agent sufficient copies for each of the Lenders and the Administrative Agent of:

(i)	monthly production and revenue reports of the Borrower and Restricted Subsidiaries (either individually or combined) within 60 calendar days of each month end;

(ii)
quarterly unaudited consolidated financial statements of the Borrower unconsolidated to remove the Unrestricted Subsidiaries, and quarterly unaudited consolidated financial statements of the Borrower, within 60 calendar days of the end of the first three fiscal quarters of each fiscal year;

(iii)	quarterly Compliance Certificate within 60 calendar days of the end of the first three fiscal quarters of each fiscal year and within 90 calendar days of the end of each fiscal year;

(iv)
annual audited consolidated financial statements of the Borrower unconsolidated to remove the Unrestricted Subsidiaries, and annual audited consolidated financial statements of the Borrower, within 90 calendar days of each fiscal year end;

(v)	on an ongoing basis and at least annually, details of all natural gas contracts of the Borrower and Restricted Subsidiaries, having a term of 13 months or longer;

(vi)
quarterly report on the status of all Financial Instruments, including a written hedging report (current to within 5 business days of the report) which will include particulars of the Hedge Exposure, the nature of Hedge Obligations as Pari Passu Hedge Obligations or Subordinated Hedge Obligations, the hedging amounts, hedge pricing and tenor of the hedges, in a form satisfactory to the Administrative Agent; provided that at any time while the aggregate Hedge Exposure in respect of all Financial Instruments is equal to or exceeds 20% of the Borrowing Base, the report to be submitted to the Administrative Agent pursuant to this subclause (vii) shall be submitted by the Borrower on a monthly basis;

[Percentage level of the Borrowing Base redacted]

(vii)
quarterly unaudited income statements in respect of the Midstream Assets as if the Midstream Assets were owned by a separate corporation, within 60 calendar days of the end of the first three fiscal quarters of each fiscal year and within 90 days of the end of each fiscal year;

(viii)	annual budgets, production information, reserve reports and environmental audits, as required by this Agreement; and

(ix)	any other information the Administrative Agent or Lenders may reasonably require.

(c)
Notice of Legal Proceedings.  The Borrower will promptly give written notice to the Administrative Agent of any litigation or proceeding affecting the Borrower or any of its Subsidiaries in respect of a demand or claim in respect of which there is a reasonable possibility of an adverse determination and which if adversely determined would reasonably be expected to result in a liability, obligation or judgment in excess of Cdn. $10,000,000 or to have a Material Adverse Effect, and will from time to time furnish to the Administrative Agent all reasonable information requested by the Administrative Agent concerning the status of any such litigation, proceeding or dispute.

(d)
Notice of Environmental Damage.  The Borrower will immediately notify the Administrative Agent in the event of a breach of any material provision of Environmental Laws including without limitation, if a material contaminant spill or emission occurs or is discovered with respect to the Borrower's or any Subsidiary's property, operations, or those of any neighbouring property.  In addition, it will report to the Administrative Agent forthwith any material Environmental Claim or fine that the Borrower or any Restricted Subsidiary may receive or be ordered to pay with respect to such Environmental Claims relating to its business or property. The Borrower will promptly and diligently effect such work as is necessary to remedy any material Environmental Claim or any other material breach of Environmental Laws.

(e)
Environmental Information.  At the request of and in accordance with the conditions set forth by the Administrative Agent, acting reasonably, the Borrower will, at its own cost, prepare and provide any information or document which the Administrative Agent and the Lenders may require with respect to the environmental situation of the Borrower or Subsidiaries, including any study or report prepared by a firm acceptable to the Administrative Agent and the Lenders.  In the event that such studies or reports or notices received reveal any breach of Environmental Laws, the Borrower and each Restricted Subsidiary will effect the necessary work to ensure that it business and property comply with the Environmental Laws within a period acceptable to the Administrative Agent.

(f)
Maintenance and Operation. It will carry on business and operate its assets in accordance with good practices consistent with accepted industry standards and pursuant to applicable agreements, regulations, and laws which, if not carried on and operated in such fashion could reasonably be expected to have a Material Adverse Effect.

(g)
Valid Existence.  It will maintain corporate, trust, limited liability company or partnership existence, as applicable, and comply with all applicable laws which, if not maintained or complied with, could reasonably be expected to have a Material Adverse Effect.

(h)	Payment of Taxes. It will pay when due all payments required under the Documents and pay when due all Taxes.

(i)
Compliance with Environmental Directions, Orders and Requirements. It will, and will cause each of its Subsidiaries, to comply with the lawful directions, orders and requirements of all Governmental Authorities and provisions regarding environmental procedures and controls which, if not complied with, could reasonably be expected to have a Material Adverse Effect.

(j)
Rights of Inspection.  It will upon reasonable notice, allow the Administrative Agent and Lenders access to visit and inspect the property, assets and undertaking of the Borrower and each Restricted Subsidiary.

(k)
Required Insurance.  It will maintain adequate and appropriate Insurance on the assets of the Borrower and each Restricted Subsidiary including protection against public liability, blow outs, and "all risk" perils and assign the benefit thereof to the Lenders or name the Lenders as first loss payee thereunder.

(l)
Notice of Material Adverse Effect.  It will inform the Administrative Agent of any event or action which would have a Material Adverse Effect, including but not limited to the sale of assets, guarantees, funded debt from other lenders, or alteration of type of business.

(m)	Punctual Payment and Performance. It will punctually and promptly pay all monies due and payable hereunder or under any of the Documents.

(n)	Books and Records. It will keep and maintain books of account and other accounting records in accordance with generally accepted accounting principles.

(o)	Notice of Default or Event of Default. It will promptly give notice to the Administrative Agent and the Lenders of any Default or Event of Default of which it is or should be aware.

(p)	Protection of Property. It will take all steps as are necessary to maintain and to protect its property, assets and undertaking and the security interests and priority of the Security.

(q)
Production Information.  It will at the request of the Lenders deliver to them in a timely manner such information as they may require, acting reasonably, including without limitation annual budgets, production information, reserve reports and environmental audits.

(r)
Maintain Ownership.  Subject to Permitted Dispositions and Section 11.3, the Restricted Subsidiaries will maintain ownership of all property and assets used by the Lenders in the determination of the Borrowing Base.

(s)
Cure Defects.  It will promptly upon request, cure any defects in the execution and delivery of the Security and this Agreement.  The Borrower hereby authorizes the Lenders or the Administrative Agent to file any financing statements without the signature of the Borrower or any Restricted Subsidiary to the extent permitted by applicable law in order to perfect or maintain the perfection of any security interest granted under any of the Documents.

(t)
Security Further Assurances.  It will promptly execute and deliver to the Administrative Agent upon request all such other documents, agreements and instruments to comply with or accomplish the covenants and agreements of the Borrower or any Restricted Subsidiary, as the case may be, in the Security and this Agreement, or to further evidence and more fully describe the collateral intended as security for the Obligations and Hedging Obligations, or to correct any omissions in the Security, or to state more fully the security obligations set out herein or in any of the Security, or to perfect, protect or preserve any liens created pursuant to any of the Security, or to make any recordings, to file any notices or obtain any consents, all as may be necessary or appropriate in connection therewith or to enable the Administrative Agent to exercise and enforce its rights and remedies with respect to any collateral.

(u)
Notice from a Governmental Authority.  It will give notice to the Administrative Agent and the Lenders promptly and as soon as possible but in no event more than ten days after receipt thereof by the Borrower or any Restricted Subsidiary, a copy of any notice, summons, citation, or proceeding seeking to modify, revoke or suspend any contract, license, permit or agreement with any Governmental Authority, except to the extent that such modification, revocation or modification could not reasonably be expected to have a Material Adverse Effect.

(v)
Compliance with Legislation.  It will do, and will cause each of its Subsidiaries to do, all acts necessary or desirable to comply with all applicable laws, except where such failure to comply does not and would not reasonably be expected to have a Material Adverse Effect, and to preserve and keep in full force and effect all required permits and all other franchises, licences, rights, privileges, permits and authorizations by Government Authorities necessary to enable the Borrower and each Subsidiary to operate and conduct their respective businesses in accordance with prudent industry practice, except to the extent that the failure to have any of the same does not and would not reasonably be expected to have a Material Adverse Effect.

(w)
Statutory Liens.  It will from time to time pay when due or cause to be paid when due all amounts related to wages, workers' compensation obligations, government royalties or pension fund obligations and any other amount which may result in a lien, charge, Security Interest or similar encumbrance against the assets of the Borrower or Restricted Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by the Borrower or Restricted Subsidiary by a Permitted Contest.

(x)
Notice of Other Indebtedness Default.  It will promptly give notice to the Administrative Agent and the Lenders of any default of indebtedness or other obligations to third parties which in the aggregate exceed $20,000,000 (for the purposes of this subsection normal course trade payables outstanding for no more than 90 days from date of invoice will not be considered in default).

(y)
Compliance With Environmental Laws.  It will comply, and will cause each of its Subsidiaries to comply, in all material respects with all Environmental Laws and will at all times maintain the material authorizations, permits, and certificates required under Environmental Laws.

11.2
Negative Covenants of the Borrower and each Restricted Subsidiary. So long as any Obligation is outstanding or the Credit Facility is available hereunder, the Borrower and each Restricted Subsidiary jointly and severally covenant and agree with each of the Lenders and the Administrative Agent that, unless the Majority Lenders otherwise consent in writing (other than Section 11.2(q) in respect of hostile Takeovers which requires prior written consent of all Lenders):

(a)	Use of Borrowings. The Borrower will not permit the proceeds of any Borrowings to be used for any purpose other than those expressly permitted in this Agreement.

(b)
Mergers, Amalgamation, Consolidations or Dissolution.  It will not merge, amalgamate, consolidate or enter into any transaction in the nature of wind-up, dissolution or plan of arrangement other than: (A) any such transaction between the Borrower and its respective direct or indirect wholly owned Restricted Subsidiaries; and (B) any such transaction between direct or indirect wholly owned Restricted Subsidiaries.

(c)
Negative Pledge.  It will not create, assume, suffer to exist or permit to be created or levied upon the assets or any part thereof of the Borrower or Restricted Subsidiaries any mortgage, charge, lien, trust or encumbrance except for Permitted Encumbrances.

(d)	Limitation on Debt. It will not incur Debt other than Permitted Indebtedness.

(e)
Limitation on Disposition of Assets.  It will not, except for Permitted Dispositions and those pursuant to the provisions of Section 11.3 or Section 11.2(f), sell or dispose of any assets subject to the Security.

(f)	Limitation on Disposition of Midstream Assets. It will not directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of the Midstream Assets to any Person unless:

(i)
where the fair market value of such Midstream Assets is less than 7.5% of the Midstream Borrowing Base, (i) no Default or Event of Default will have occurred and be continuing at the time of such disposition or will be caused by such disposition, and (ii) on a pro-forma basis, will be in compliance with the Midstream Debt to Midstream EBITDA ratio Financial Covenant contained in Section 11.1(a) for the most recently ended fiscal quarter following the exclusion of any Midstream EBITDA attributable to the Midstream Assets subject to the sale, exchange, lease, transfer or other disposition; and

(ii)
where the fair market value of such Midstream Assets is equal to or in excess of 7.5% of the Midstream Borrowing Base, the Borrower has first delivered to the Administrative Agent an Officer's Certificate in form satisfactory to the Lenders, certifying that (i) no Default or Event of Default will have occurred and be continuing at the time of such disposition or will be caused by such disposition, and (ii) demonstrating pro-forma compliance with the Midstream Debt to Midstream EBITDA ratio Financial Covenant contained in Section 11.1(a) for the most recently ended fiscal quarter following the exclusion of any Midstream EBITDA attributable to the Midstream Assets subject to the sale, exchange, lease, transfer or other disposition.

(g)	Financial Instruments. It will not enter into, transact or have outstanding any Financial Instruments other than those that are Permitted Hedging.

(h)
Limitation on Distributions.  It will not make any Distributions other than (A) Distributions among any of the Borrower and Restricted Subsidiaries, (B) distributions by the Borrower to its unitholders, but such Distributions, distributions and payments described in (A) and (B) will not be made: (i) if they are out of the ordinary course of business; (ii) during the period commencing after a Borrowing Base Shortfall has occurred and ending when such Borrowing Base Shortfall has been eliminated in accordance with this Agreement; (iii) during the period commencing after a Default has occurred and ending when such Default has been cured in accordance with this Agreement; (iv) after an Event of Default has occurred; (v) after the Maturity Date; (vi) if they would cause a Default or Event of Default or would impair the ability of the Borrower or Restricted Subsidiary to fulfill its obligations under this Agreement or the Security; (vii) the aggregate amount of such Distributions, distributions and payments during the Rolling Period exceeds cumulative Available Cash Flow; provided that if a Borrowing Base Shortfall or Default occurs after the date the Borrower has announced it is making its monthly distribution in the ordinary course of business to its unitholders in an amount consistent with previous distributions ("Trust Unit Distribution") and the date of such announcement is not more than 25 days before the date on which such Trust Unit Distribution is to be made, then the Restricted Subsidiaries may make the monthly Distribution to the Borrower (so long as such Distribution does not create an Event of Default), which would in the ordinary course be made to assist in funding the Trust Unit Distribution, in an amount equal to the amount of the announced Trust Unit Distribution and the Borrower may make such Trust Unit Distribution to its unitholders but the Borrower and Restricted Subsidiaries will not make any other Distributions, distributions, payments or Trust Unit Distributions until the Borrowing Base Shortfall is eliminated in accordance with this Agreement or the Default is cured in accordance with this Agreement.

(i)
Limitation on Sale-Leaseback Transactions.  It will not, subject to Permitted Indebtedness, enter into any Sale-Lease Back transactions unless (A) the proceeds are equal to fair market value, and (B) such transactions are otherwise acceptable to the Majority Lenders.

(j)
Limitation on Non Recourse Debt.  It will not incur Non Recourse Debt unless it is in respect of assets acquired after the date of this Agreement, which are not part of the Borrowing Base assets, and such assets are acquired at fair market value.

(k)
Provident Trust Agreements.  It will not amend, replace, supplement, cancel or terminate any material term of the Provident Trust Agreements except for any such changes that are not adverse to the Lenders and are clerical or internal among the Borrower and the Restricted Subsidiaries.

(l)	Manager of The Borrower. It will not replace or suffer or permit to be replaced PEL as the manager of the Borrower.

(m)	Change in Business. The Borrower and each Restricted Subsidiary will not make a material change in the nature of the Borrower's and the Restricted Subsidiaries' business, taken as a whole.

(n)
Limitation on Financial Assistance.  It will not provide any direct or indirect financial assistance to (by way of loan, guarantee or otherwise) or any investments in, any Person, including an Unrestricted Subsidiary, other than: (A) existing investments; (B) financial assistance which in the aggregate does not exceed $50,000,000 in any fiscal year; (C) financial assistance in, to and among the Borrower and Restricted Subsidiaries; (D) Permitted Unrestricted Subsidiary Loans pursuant to the provisions of Section 11.4.

(o)
Operations.  It will not without in any manner qualifying or limiting any other negative covenants contained in this Section 11.2 or in any of the other Documents but subject to subsection (h) and subsection (n) above:

(i)
provide loans to, make investments in (other than investments made to date) or make any direct or indirect financial assistance in any amount, to Unrestricted Subsidiaries or guarantee or in any way become liable for the debts or obligations of any Unrestricted Subsidiary;

(ii)
make any Distributions, pay management or consulting fees, make reimbursement of costs, transfer any amounts borrowed under or in connection with the Documents or make any other payments, to Unrestricted Subsidiaries;

(iii)	transfer, sell, lease or otherwise dispose of any assets used in the determination of the Borrowing Base or proceeds therefrom, to Unrestricted Subsidiaries; and

(iv)
enter into any direct or indirect transaction with any Unrestricted Subsidiary other than transactions in the ordinary course of business of the Borrower or Restricted Subsidiary which are no more favourable to the Unrestricted Subsidiary than they would be to an arms length third Person.

(p)	Inventory. It will not hold any inventory except in the ordinary course of business and, on a "first-in, first-out" basis, for no more than a 12 month period.

(q)	Hostile Takeover. It will not enter into any transaction in the nature of a hostile Takeover with any other Person.

(r)
Limitation on Changes to Constating Documents.  It will not (i) amend, supplement, modify or restate their articles or certificate of incorporation, bylaws, limited liability company agreements, unanimous shareholders agreements, partnership agreement, trust indenture or other equivalent organizational documents, or amend or change its jurisdiction of incorporation, organization or formation which amendment, supplement, modification and restatement could reasonably be expected to have a Material Adverse Effect; without prior written notice to, and prior consent of, the Administrative Agent (which consent will not be unreasonably withheld or delayed), and (ii) amend or change its name without giving the Administrative Agent 15 days' prior written notice of such name change.

(s)
Trust Conversion.  It will not complete any reorganization, asset transfer, distribution of securities to others or other transaction pursuant to which: (i) the Borrower ceases to be a reporting issuer in it's capacity as an "income trust", (ii) the securityholders of the Borrower become securityholders of another Person in lieu of the Borrower or receive securities of another Person in exchange for securities of the Borrower, or (iii) the legal status of the Borrower changes in a way that would commonly be characterized as a "conversion" of the Borrower to a corporation, partnership or other corporate form; in each case without the prior written consent of the Majority Lenders, such consent not to be unreasonably withheld.

(t)
Permitted Encumbrances. No Permitted Encumbrance will be considered Security Interests created by the Security and no holder of a Permitted Encumbrance or any other encumbrance will be entitled to share in the Security or in the Security Interests created by the Security, without the prior written consent of all Lenders. Nothing in the definition of "Permitted Encumbrance" or this Agreement will cause the Obligations or the Hedging Obligations to be subordinated in priority of payment to any such Permitted Encumbrance or cause any Security Interests in favour of the Lenders, Hedging Affiliates or the Administrative Agent on behalf of the Lenders and Hedging Affiliates to rank subordinate to any such Permitted Encumbrance.

11.3
Further Dispositions. In addition to Permitted Dispositions, if no Default, Event of Default or Borrowing Base Shortfall exists or would exist, the Borrower will be entitled to sell for fair value to any arms' length bona fide third party any of its assets comprising the Borrowing Base (which, for certainty, will not include any assets upon which security is granted pursuant to Section 11.4), provided that:

(a)	at least 30 days prior to such sale it notifies the Administrative Agent of its intention to effect such sale and provides reasonable information with respect to the terms thereof;

(b)
if the Majority Lenders request a re-determination of the Borrowing Base having regard to the assets being disposed of, such re-determination has been completed prior to such sale in a manner consistent with the methodology set out in Section 2.13 (unless the Majority Lenders consent to such sale proceeding prior to such re-determination); and

(c)	one or more of the following conditions is met after giving effect to such disposition:

(i)	no Borrowing Base Shortfall exists as a result of such disposition, as may be determined as aforesaid;

(ii)	the Borrower has used the proceeds of such disposition to eliminate any Borrowing Base Shortfall that results from such disposition, contemporaneously with such disposition; or

(iii)
within 90 days after such disposition, the proceeds of such disposition have been or will be used by the Borrower to acquire oil and gas properties which form part of the Borrowing Base with a lending value, as determined by the Majority Lenders, of not less than the lending value attributed by the Majority Lenders to those assets subject to the such disposition.

11.4
Permitted Unrestricted Subsidiary Loans. Provided that none of the Security has been released in accordance with Section 12.7(b), the Borrower may make Permitted Unrestricted Subsidiary Loans to a Permitted Unrestricted Subsidiary, each with a term not to exceed 9 months, so long as (a) the aggregate principal amount at any time of all Permitted Unrestricted Subsidiary Loans will not at any time exceed Cdn. $180,000,000, and (b) 15% of the maximum amount available for Advances under the Credit Facility remains undrawn.  In the event that the Borrower or Restricted Subsidiary wishes to make a Permitted Unrestricted Subsidiary Loan, the Borrower will provide the Administrative Agent with the following information and documentation:

(a)	the purpose of the proposed Permitted Unrestricted Subsidiary Loan;

(b)	if the proposed Permitted Unrestricted Subsidiary Loan is to be used in connection with a hostile Takeover, in which case the Borrower will also obtain the consent of all of the Lenders;

(c)	copy of the proposed Permitted Unrestricted Subsidiary Loan documents;

(d)
officers certificate with supporting material certifying that: (i) the principal amounts of all outstanding Permitted Unrestricted Subsidiary Loans including the proposed Permitted Unrestricted Subsidiary Loan, does not exceed Cdn. $180,000,000; (ii) no event of default under the Permitted Unrestricted Subsidiary's loan documents has occurred and is continuing; (iii) no Borrowing Base Shortfall, Event of Default or Default has occurred and is continuing; (iv) the proposed Permitted Unrestricted Subsidiary Loan and the Advances for the proposed Permitted Unrestricted Subsidiary Loan, will not cause an event of default under the Permitted Unrestricted Subsidiary's loan documents, Borrowing Base Shortfall, Event of Default or Default; and (v) all of the representations and warranties of the Borrower and Restricted Subsidiaries set out in Article 10 remain true and correct; and

(e)
the Permitted Unrestricted Subsidiary becomes a Restricted Subsidiary and has granted an enforceable guarantee of the Obligations and Hedging Obligations and has granted enforceable first priority Security Interest in all of its assets (including the assets that it has or will acquire utilizing such Permitted Unrestricted Subsidiary Loan proceeds and the assets of a target Person if the Permitted Unrestricted Subsidiary Loan proceeds are used in connection with a Takeover which has resulted in the Permitted Unrestricted Subsidiary acquiring 100% of the equity securities of the target Person) to the Administrative Agent, Lenders and Hedging Affiliates in support of that guarantee, all in form and substance satisfactory to the Lenders, acting reasonably. If requested by the Administrative Agent, acting reasonably, the Borrower or Restricted Subsidiary, as applicable, will also have delivered to the Administrative Agent, Lenders and Hedging Affiliates a pledge of and a security interest in all of its rights under the note and the other Permitted Unrestricted Subsidiary Loan documents to secure the Obligations and Hedging Obligations. Such Permitted Unrestricted Subsidiary Loan will be unsecured and will contain a restriction precluding grant of a Security Interest to any Person, other than Administrative Agent, Lenders and Hedging Affiliates, in the loan proceeds and the assets acquired with such proceeds, all in form and substance satisfactory to the Lenders, acting reasonably. Upon the Permitted Unrestricted Subsidiary fully repaying its Permitted Unrestricted Subsidiary Loans, the Administrative Agent will release the guarantee and discharge the security in respect of the Permitted Unrestricted Subsidiary.

11.5
Performance by Lenders. If any Loan Party will fail to perform any of its obligations under any covenant contained in any of the Documents, the Administrative Agent may on behalf of the Lenders, on the instructions of the Majority Lenders, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money to fulfill such covenant, it may make such payment or expenditure with its own funds on behalf of the Lenders.  If the Majority Lenders elect to effect such observance or performance, neither the Administrative Agent nor the Majority Lenders will be liable for any failure or deficiency, apart from fraud, in effecting such observance or performance, nor for the payment of any bills, invoices or accounts incurred or rendered in connection therewith.  All reasonable amounts so paid by the Administrative Agent hereunder will be repaid by the Borrower on demand therefor, and will bear interest at the rate set forth in Section 7.9 from and including the date paid by the Administrative Agent herein and will be secured by the Security.

ARTICLE 12
SECURITY

12.1
Security. The Borrower and each Restricted Subsidiary have executed and delivered, and will execute and deliver, to and in favour of the Administrative Agent on behalf of itself, the Lenders and Hedging Affiliates each of the following, in form and substance satisfactory to the Administrative Agent, acting reasonably:

(a)
demand debenture containing a first fixed security interest in all personal property and a floating charge on real property in the amount of Cdn. $2,500,000,000 from the Borrower and each Restricted Subsidiary formed under the laws of Canada or any Province thereof and a security agreement from each Restricted subsidiary formed under the laws of the United States or any State thereof, provided that in the event that the Majority Lenders determine, in their sole discretion, acting reasonably, that there has been a change that has or could reasonably be expected to have, a Material Adverse Effect or that fixed security is required in order to maintain or obtain first priority position of the Security, the Borrower and Restricted Subsidiaries will, upon request of the Administrative Agent, forthwith execute and deliver to and in favour of the Administrative Agent fixed security on the major petroleum and natural gas reserves and related assets of the Borrower and Restricted Subsidiaries, as selected by the Administrative Agent in its sole discretion, in form and substance satisfactory to the Administrative Agent;

(b)	unlimited guarantees by the Restricted Subsidiaries of all Obligations and, subject to Section 12.9, all Hedging Obligations;

(c)	a first pledge of all of the limited partnership units of the Partnership by Holdings Trust;

(d)	unlimited guarantee by the Borrower of all Hedging Obligations, subject to Section 12.9;

(e)	unlimited guarantees from Pro Holding Company, Pro LP Corp and Pro GP Corp and a pledge of the shares of Pro Holding Company, Pro LP Corp and Pro GP Corp;

(f)
thereafter, all such other guarantees and all such other mortgages, debentures, pledge agreements, assignments and other security agreements as may be required by the Majority Lenders, acting reasonably (each in form and substance satisfactory to the Majority Lenders, acting reasonably) in order to, or to more effectively, charge in favour of the Administrative Agent on behalf of itself, the Lenders and Hedging Affiliates or grant Security Interests in favour of the Administrative Agent on behalf of itself, the Lenders and Hedging Affiliates on and against all of the undertaking, assets and property (real or personal, tangible or intangible, present or future and of whatsoever nature and kind) of the Borrower and any Restricted Subsidiary;

as continuing collateral first priority security for the benefit of the Lenders and Hedging Affiliates for the payment and performance by the Borrower of (i) all Obligations and (ii) subject to Section 12.9, all Hedging Obligations, and for this purpose, the Obligations and Hedging Obligations will rank pari passu.

12.2
Registration. The Administrative Agent, at the expense of the Borrower, may, at its option, acting reasonably, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the Security applicable to it including, without limitation, any land registry offices.  The Administrative Agent, at the expense of the Borrower, will amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.

12.3
Forms. The forms of Security required by the Lenders will have been prepared based upon the laws of the Province of Alberta and the laws of the applicable jurisdictions where such Security is registered thereto, in effect at the date hereof.  The Administrative Agent will have the right to require that:

(a)
any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Administrative Agent the Security Interests intended to be created thereby, and

(b)
the Borrower and Restricted Subsidiaries to, execute and deliver to the Administrative Agent such other and further debentures, mortgages, trust deeds, assignments and security agreements as may be reasonably required to ensure the Administrative Agent and the Lenders have and hold, subject to Permitted Encumbrances, first priority Security Interests on and against all of the property and assets of the Borrower and Restricted Subsidiaries;

except that in no event will the Administrative Agent require that the foregoing be effected if the result thereof would be to grant the Administrative Agent or the Lenders greater rights than is otherwise contemplated herein or therein.

12.4
Continuing Security. Each item or part of the Security will for all purposes be treated as a separate and continuing collateral security and will be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Administrative Agent or the Lenders.  No item or part of the Security will be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement will be independent of and not create a merger with any other right available to the Lenders or the Administrative Agent under any security, instruments or agreements held by it or at law or in equity.  All rights and benefits granted to the Administrative Agent under the Security will also be for the benefit of each of the Lenders and the Hedging Affiliates.

12.5
Dealing with Security. The Administrative Agent, with the consent of all of the Lenders, may grant extensions of time or other indulgences, take and give up securities (including, without limitation, the Security or any part or parts thereof), accept compositions, grant releases, postponements and discharges and otherwise deal with the Borrower and Restricted Subsidiaries and other parties and with securities (including without limitation, the Security and each part thereof) as the Administrative Agent may see fit, and may, subject to Section 14.1, apply all amounts received from the Borrower or others or from securities (including without limitation, the Security or any part thereof) upon such part of the liabilities of the Borrower and Restricted Subsidiaries hereunder or under any of the Security as the Administrative Agent may think best, without prejudice to or in any way limiting the liability of the Borrower or any Restricted Subsidiary under this Agreement or under any of the Security or any other collateral security.

To give effect to the requirement to provide fixed security pursuant to Sections 12.1(a), the Borrower and Restricted Subsidiaries constitute and appoint, the Administrative Agent the true and lawful attorney of each of them with power of substitution to grant such fixed security from time to time, including without limitation, attaching to the debentures of each Borrower and Restricted Subsidiaries as Schedule "A", from time to time, a land schedule setting forth the petroleum and natural gas assets selected by the Administrative Agent in which event such assets will without any further action be subject to the fixed charges and will be subject to all of the terms and conditions thereof as if the same had been so included in Schedule "A" of the debentures at the time they were executed and delivered, and all such acts so taken by the Administrative Agent are ratified and confirmed by the Borrower and Restricted Subsidiaries.  This power of attorney is a power coupled with an interest and will be irrevocable.

12.6
Effectiveness. The Security and the security created by any other Document constituted or required to be created will be effective, and the undertakings as to the Security herein or in any other Document will be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof will be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.

12.7	Release and Discharge of Security

(a)
Subject to the release of Security by the Administrative Agent for Permitted Dispositions and those dispositions allowed by Section 11.2 or in accordance with Section 12.7(b), the Security or any part thereof will not be discharged, released or postponed except by a written release and discharge signed by the Administrative Agent with the prior written consent of all of the Lenders and any and all former Lenders and Hedging Affiliates referred to in the proviso in Section 12.9(a) ("Former Lender Counterparties").  If all of the Obligations and Hedging Obligations to the Lenders and Hedging Affiliates (including any Former Lender Counterparties) have been indefeasibly repaid, paid, satisfied and discharged, as the case may be, in full, the Borrower has provided written notification to the Administrative Agent that there are no outstanding Hedging Obligations owing to any Lenders or Hedging Affiliates (including any Former Lender Counterparties) and the Credit Facility has been fully cancelled, then, subject to Section 12.9, the Security will be released and discharged by the Administrative Agent, the Lenders and any Former Lender Counterparties.

(b)
If the Borrower has obtained an Acceptable Credit Rating then, provided no Default, Event of Default or Borrowing Base Shortfall is then continuing, the security interests created pursuant to the Security will be released and discharged by the Administrative Agent and the Lenders upon written request by the Borrower delivered to the Administrative Agent.  Notwithstanding the foregoing, in the event that any change in credit rating results in the Borrower no longer having an Acceptable Credit Rating, the Borrower shall provide immediate written notice of such change to the Administrative Agent and all such Security will immediately be reinstated in favour of the Administrative Agent and the Lenders.

(c)
The Administrative Agent, at the cost and expense of the Borrower, will from time to time do, execute and deliver, or cause to be done, executed and delivered, all such agreements, instruments, certificates, financing statements, notices and other documents and all acts, matters and things as may be reasonably requested by the Borrower to give effect to, establish, evidence or record the foregoing releases and discharges.

12.8
Transfer of Security. If NBC, in its capacity as Administrative Agent, or any successor thereto, in its capacity as Administrative Agent (the "Departing Administrative Agent") ceases to be the Administrative Agent, the Departing Administrative Agent will transfer and assign all of its right, title and interest in its capacity as Administrative Agent in and to the Security to the replacement administration agent and the provisions of Section 12.5 will apply, mutatis mutandis, with respect to such assignment and transfer.

12.9
Hedging Obligations. The following provisions will apply in respect of the Hedging Obligations and in the event of any conflict between the provisions of this Section 12.9 with any other provisions of this Agreement in respect of Hedging Obligations, the provisions of this Section 12.9 will govern and prevail:

(a)
The Hedging Obligations secured by the Security will be limited to those that arise under Financial Instruments permitted under Section 2.12 entered into between the Borrower or a Restricted Subsidiary and a Lender, or between the Borrower or a Restricted Subsidiary and a Hedging Affiliate:

(i)
(A) prior to the occurrence of an Event of Default, (B) after the Closing Date, and (C) during such time as the Lender or the Lender affiliated with the Hedging Affiliate was a Lender under this Agreement; or

(ii)	prior to the Closing Date;

provided that in the event a Lender or the Lender affiliated with the Hedging Affiliate ceases to be a Lender hereunder but there are outstanding Hedging Obligations owed to such former Lender or the Hedging Affiliate of such Lender, then such Hedging Obligations will continue to be secured by the Security;

(b)
Any matter or thing done or omitted to be done by a Lender under or in respect of this Agreement, the other Documents, the Security and in respect of any transactions contemplated thereby will be binding upon the Hedging Affiliate of such Lender;

(c)
Each Lender does hereby indemnify and save the other Lenders and the Administrative Agent harmless from any and all claims, demands, actions or matter of actions that a Hedging Affiliate of such Lender may have against the other Lenders and the Administrative Agent for any matter or thing done or omitted to be done by any of them under and in respect of this Agreement, the other Documents, the Security and any transactions contemplated thereby;

(d)
For better certainty, (i) a Hedging Affiliate will under no circumstances be considered to be a Lender for purposes of this Agreement, the Security or the other Documents and will not be entitled to vote or to any notice thereunder, and (ii) any reference in this Agreement to the Hedging Obligations of a Lender will include the Hedging Obligations of the Lender's Affiliate, if any;

(e)
In the event (i) there are outstanding Hedging Obligations owed to a Former Lender Counterparty, and (ii) the Obligations have been fully paid and satisfied and the Credit Facility has been cancelled, then the Administrative Agent may, and will at the request of any such Former Lender Counterparty, assign, transfer and convey to such Former Lender Counterparty all of its rights, benefits and entitlements under this Agreement and the Security as Administrative Agent for the purpose of securing the outstanding Hedging Obligations as contemplated by Sections 12.1 and 12.9 of this Agreement.  Provided that the Borrower notifies the Administrative Agent that there are no outstanding Hedging Obligations owing to any Former Lender Counterparties and that the Administrative Agent is not otherwise notified in writing prior to the cancellation of the Credit Facility by any such Former Lender Counterparty that there are outstanding Hedging Obligations owing to it, the Administrative Agent may assume that no such outstanding Hedging Obligations exist.  Any such assignment, transfer or conveyance under this Section 12.9(e) will be without recourse to the Administrative Agent, and if more than one Person has Hedging Obligations owing to it, the Administrative Agent, acting reasonably, may select one such Person to which it will assign, transfer and convey its rights, benefits and entitlements hereunder and under the Security to and that Person will act as agent for any such other Persons; and

(f)
For better certainty, the assignee of an assignment made under subsection (e) of this Section 12.9 will be subrogated in place and instead of the assignor as the Administrative Agent for the purposes of this Agreement and the Security.

All Hedging Obligations (as defined in the Existing Credit Agreement) which qualify as Permitted Hedging (as defined in the Existing Credit Agreement) which are secured by the Security (as defined in the Existing Credit Agreement) are hereby automatically deemed to be secured by the Security.

12.10
Restricted Subsidiaries. Every Subsidiary will be a Restricted Subsidiary unless designated by the Borrower as an Unrestricted Subsidiary.  The Borrower may from time to time by notice in writing to the Administrative Agent be entitled to request the consent of all of the Lenders that a Restricted Subsidiary will no longer be a Restricted Subsidiary; provided that the Borrower will not be entitled to make any such request or designation if immediately after giving effect to any such designation:

(a)	a Default or Event of Default would occur or be continuing;

(b)	a Borrowing Base Shortfall would result.

If a Restricted Subsidiary is requested to no longer be designated as a Restricted Subsidiary, all of the Lenders have consented thereto and the conditions in subclauses (a) and (b) above have been or will be satisfied, the Lenders will (as soon as reasonably practicable) redetermine the Borrowing Base after excluding the assets of such Restricted Subsidiary and, provided that such redetermination confirms no Borrowing Base Shortfall and the Administrative Agent determines that no Default or Event of Default would result, the Administrative Agent will confirm in writing the redesignation of such Restricted Subsidiary as an Unrestricted Subsidiary and will cancel and return the Subsidiary Security of such Unrestricted Subsidiary.

Every Subsidiary acquired or created after the Closing Date shall, unless by definition such Subsidiary is an Unrestricted Subsidiary, or is designated an Unrestricted Subsidiary in accordance with terms hereof within 15 days of acquisition or creation, within such 15 day period, (i) provide a guarantee, subordination and security in substantially the form and substance of the Security granted by the other Restricted Subsidiaries, including fixed charges if requested by the Administrative Agent together with the applicable opinions, all in form and substance satisfactory to the Administrative Agent, acting reasonably, and such guarantee, subordination and security will form part of the Subsidiary Security; and (ii) execute and deliver to the Administrative Agent such documents necessary to become a party to this Agreement and agree to become bound by all of the same covenants and agreements of a Restricted Subsidiary as contained in this Agreement.

For certainty, a Permitted Unrestricted Subsidiary and each of Pro Holding Company, Pro LP Corp and Pro GP Corp will not be a Restricted Subsidiary unless and until the above provisions of Section 12.10 are complied with.

ARTICLE 13
EVENTS OF DEFAULT

13.1	Events of Default. The following will be considered Events of Default ("Events of Default"):

(a)
upon default in payment of any principal (including without limitation any mandatory repayment pursuant to Section 8.1) and, subject to a grace period of three (3) days, upon default in the payment of interest or any other Obligation when due;

(b)	if any representation or warranty in the Documents proves to be untrue, incorrect or misleading;

(c)
failure to observe or comply with any affirmative or negative covenants or condition, or term in the Documents (other than payment of an Obligation or Financial Instrument Obligation) and following notice from the Administrative Agent of such failure, this default remains unrectified for a period of 30 days;

(d)	failure to observe or comply with any financial covenants;

(e)
in the opinion of the Administrative Agent or the Lenders, acting reasonably, an event or circumstance has occurred or is continuing which has had, or could reasonably be expected to have, a Material Adverse Effect;

(f)	if a petition is filed, an order is made or a resolution passed, or any other proceeding is taken for the winding up, dissolution, or liquidation of the Borrower or Restricted Subsidiaries;

(g)
if proceedings are taken to enforce any judgment or encumbrance on the assets of the Borrower or Restricted Subsidiaries having a fair market value in the aggregate greater than Cdn. $20,000,000, excepting as long as such proceedings are being contested in good faith by the Borrower and security satisfactory to the Administrative Agent has been provided to the Administrative Agent;

(h)
if the Borrower or any Restricted Subsidiary are in default of indebtedness or other obligations to third parties which in the aggregate exceed $20,000,000 (for the purposes of this subclause normal course trade payables outstanding for no more than 90 days from date of invoice will not be considered in default) and such default had not been remedied within the lesser of thirty (30) days from the occurrence thereof and the cure period (if any) allowed in the relevant agreement;

(i)
if the Borrower or any Restricted Subsidiary ceases or threatens to cease to carry on its business, or if proceedings are commenced for the suspension of its business, or if any proceedings are commenced under the Companies' Creditors Arrangements Act or under the Bankruptcy and Insolvency Act (including filing a proposal or notice of intention), or if the Borrower or any Restricted Subsidiary commits or threatens to commit an act of bankruptcy, or if the Borrower or any Restricted Subsidiary becomes insolvent or bankrupt or makes an authorized assignment pursuant to the Bankruptcy and Insolvency Act, or a bankruptcy petition is filed by or presented against the Borrower or Restricted Subsidiaries;

(j)	if proceedings are commenced to appoint a receiver, receiver/manager, or trustee in respect of the assets of the Borrower or Restricted Subsidiaries by a court or pursuant to any other agreement;

(k)
if a Financial Instrument Demand for Payment has been delivered to the Borrower or Restricted Subsidiary and the Borrower or Restricted Subsidiary fails to make payment thereunder within the lesser of (i) 3 Banking Days and (ii) the time otherwise required for payment thereunder;

(l)	if there is a Change of Control of the Borrower or a Restricted Subsidiary;

(m)	if the Borrower becomes a Defaulting Owner as defined in the Redwater Ownership and Operating Agreement dated September 30, 2003 between Williams Energy (Canada) Inc. and the Borrower;

(n)	if the Majority Lenders should at any time deem, in their sole opinion, the security hereof inadequate or in jeopardy;

(o)
excepting security registrations or other such actions which the Administrative Agent is in a position to effect without the consent or assistance of the Borrower, if for a period of ten (10) days after notice thereof to the Borrower, any material portion of the Security or any material part of this Agreement becomes or continues to be invalid or unenforceable and is not cured to the satisfaction of the Administrative Agent, acting reasonably; or

(p)	default in payment of a Permitted Unrestricted Subsidiary Loan when due.

13.2	Remedies

Upon the occurrence of an Event of Default, the Security will become enforceable, the right of the Borrower to obtain Drawdowns and Advances and to make Conversions and Rollovers will terminate and the Administrative Agent may and, if required by the Majority Lenders, will do any or all of :

(a)	terminate the Credit Facility;

(b)	make demand for immediate payment and satisfaction in full of the Obligations, upon which the Obligations will become due and payable; and

(c)	exercise all of the rights and remedies of the Lenders, including demanding under any guarantee and the enforcement of the Security.

13.3	Termination of Financial Instruments

(a)
Upon the occurrence and during the continuance of an Event of Default, each Lender (whether or not still a Lender under this Agreement) will have the right, but not the obligation, to terminate, or cause its Hedging Affiliate to terminate, each Financial Instrument with the Borrower and any Restricted Subsidiary.

(b)
Upon the occurrence and during the continuance of an Event of Default, neither the Borrower nor any Restricted Subsidiary will enter into or become bound by a Financial Instrument without first obtaining the written consent of all the Lenders.

ARTICLE 14
SHARING AND EQUALITY AMONG LENDERS

14.1
Distribution Among the Lenders. Except as otherwise agreed by all of the Lenders in their sole discretion, all monies and property received by the Lenders or the Administrative Agent for application in respect of the Obligations and the Hedging Obligations and all monies received as a result of a realization upon the Security will be applied and distributed proportionately to the Lenders, their Hedging Affiliates, as applicable, and the Administrative Agent in the manner set forth below:

(a)	firstly, in payment of any amounts due and payable by way of recoverable expenses including, without limitation, the costs and expenses of enforcement and realization upon the Security;

(b)	secondly, in payment of amounts due as fees (other than standby fees referred to in Section 7.4);

(c)	thirdly, in payment of any amounts due and payable as and by way of interest or fees, including standby fees and including interest owing on overdue amounts;

(d)	fourthly, in payment of the Obligations and Pari Passu Hedge Obligations on a pari passu basis;

(e)	fifthly, in payment of the Subordinated Hedge Obligations; and

(f)	sixthly, in payment of all other indebtedness under the Documents,

with the balance of proceeds from any realization and enforcement of the Security, if any, to be paid to the Borrower or otherwise as may be required by law.

14.2
Equality Among the Lenders. Subject to Section 14.1, all rights of the Lenders hereunder or under the Security will rank pari passu, pro-rata to their respective share of the indebtedness of the Borrower and Restricted Subsidiaries to the Lenders and to the Hedging Affiliates.

14.3
Other Security. No Lender or Hedging Affiliate will obtain any additional security for the payment of the Obligations of the Borrower under this Agreement or for the payment of Hedging Obligations, unless such security will form and become part of the Security.

14.4
Direct Payment to a Lender. If a Lender receives, otherwise than through the Administrative Agent, a payment or property from the Borrower in respect of the Borrower's Obligations arising pursuant to this Agreement (including any payment received by a Lender through the exercise of a right of set off or the enforcement of the Security), such Lender will remit to the Administrative Agent the payment or property so received in order that such payment be applied by the Administrative Agent to the Obligations of the Borrower hereunder in accordance with the provisions of this Agreement.

14.5	Adjustments Among Lenders

(a)
Each Revolving Lender agrees that after an acceleration pursuant to Section 13.2, it will at any time or from time to time upon the request of the Administrative Agent as required by any Revolving Lender, purchase, on a non recourse basis at par, an undivided participation in the outstanding Loans of the other Revolving Lenders and make any other adjustments which may be necessary or appropriate, in order that the amount of Loans by each Revolving Lender which remain outstanding, as adjusted pursuant to this Section 14.5, will be in the same proportion as each Revolving Lenders' Proportion bears to all of the Revolving Lenders' Proportions in respect of the Credit Facility.

(b)
Each Lender agrees that after an acceleration pursuant to Section 13.2, the amount of any repayment made by the Borrower under the Documents and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Documents which are to be applied against the Obligations will be so applied in a manner so that to the extent possible the amount of Obligations of each Lender after giving effect to such application will be the same proportion as each Lender's respective share of the Obligations prior to the application, after giving effect to Section 14.5(a).

(c)
Each Lender agrees that if it enforces any security against or right of counter claim, set off or banker's lien or similar right with respect to the property of the Borrower or a Restricted Subsidiary or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set off against, a debt owed by it to the Borrower or a Restricted Subsidiary, the Lender will apportion the amount thereof pro rata between:

(i)
such Lender's share of all outstanding Obligations and Hedging Obligations (including the face amounts at maturity of Bankers' Acceptances accepted by the Lenders) owed to such Lender, which amounts will be applied in accordance with Section 14.5(d); and

(ii)	amounts otherwise owed to such Lender by the Borrower,

provided that (i) any cash collateral account held by such Lender as collateral for a letter of credit or bankers' acceptance (other than a Bankers' Acceptance) issued or accepted by such Lender on behalf of the Borrower or Financial Instrument issued by such Lenders or their Hedging Affiliates may be applied by such Lender or Hedging Affiliate to such amounts owed by the Borrower to such Lender or Hedging Affiliate pursuant to such letter of credit or in respect of any such bankers' acceptance or Financial Instrument without apportionment and (ii) these provisions do not apply to a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Security Interest which is a Permitted Encumbrance.

(d)
Each Lender agrees that if the Lender, through the exercise of a right, or the receipt of a secured claim described in Section 14.5(c) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders, the Lender receiving such proportionately greater payment will purchase, on a non recourse basis at par, and make payment for a participation (which will be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts will be pro rata to their respective Lender's share of Obligations prior to the payment; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender will be recovered by or on behalf of the Borrower or any trustee, liquidator, receiver or receiver manager or person with analogous powers from the purchasing Lender, such purchase will be rescinded and the purchase price paid for such participation will be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender will reimburse the purchasing Lender pro rata in relation to the amounts received by it.  Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims.

(e)
Each Lender agrees that if the Lender does, or is required to do, any act or thing permitted by this Section 14.5 above, it will promptly provide full particulars thereof to the Administrative Agent.  The Borrower and Restricted Subsidiaries agree to do all things reasonably necessary or appropriate to give effect to all purchases and other adjustments permitted by this Section 14.5.

ARTICLE 15
THE ADMINISTRATION AGENT AND THE LENDERS

15.1
Appointment of the Administrative Agent. Each Lender hereby irrevocably appoints and authorizes the Administrative Agent to be its administration agent in its name and on its behalf to exercise such rights and powers as are delegated to the Administrative Agent by the terms of this Agreement and as are reasonably incidental thereto and the Administrative Agent hereby accepts such appointment and authorization.  Whenever acting in such capacity, the Administrative Agent will represent and bind all Lenders as herein provided.  No Lender will exercise individually any of the rights and powers delegated to the Administrative Agent hereunder.

15.2
Action by Administrative Agent. Except as expressly required by this Agreement, the Administrative Agent will not be required to take or refrain from taking any action which it is empowered to take under this Agreement or the Security documents, unless the Administrative Agent has been required by the Majority Lenders to take or refrain from taking any such action.  Notwithstanding the foregoing, the Administrative Agent will in no event be required to take or refrain from taking any action which it would be required to take or refrain from taking by the Majority Lenders if in its judgment, such action or omission is contrary hereto or to applicable law or exposes it to personal liability in circumstances in which it determines that indemnity under Section 15.6 may not be available or adequate.

15.3
Liability of the Administrative Agent. Neither the Administrative Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Administrative Agent will be deemed to be contracting as administration agent and trustee for and on behalf of such persons) will be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct.  Without limiting the generality of the foregoing, the Administrative Agent:

(a)
may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Administrative Agent receives written notice of the assignment thereof from such Lender and the Administrative Agent receives from the assignee an executed assignment agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b)
may consult with legal counsel (including receiving the opinions of Borrower's counsel and Lenders' Counsel required hereunder), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c)
will incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopier) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e)	may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f)
will not be bound to disclose to any other person any information relating to the Borrower or any other person if such disclosure would or might in its opinion constitute a breach of any applicable law, be in default of the provisions hereof or be otherwise actionable at the suit of any other person; and

(g)
may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any applicable law or any directive or otherwise render it liable to any person, and may do anything which is in its reasonable opinion necessary to comply with such applicable law.

Further, the Administrative Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

15.4
Notices of Default. In the event that the Administrative Agent has been notified by the Borrower of any Default or Event of Default, or has been notified by a Lender that such a Lender considers that a Default or Event of Default has occurred and is continuing, the Administrative Agent will promptly notify the Lenders of such Default or Event of Default.

15.5	Liability of Lenders. No Lender (including the Administrative Agent) will have any liability whatsoever:

(a)	as a consequence of the failure of any other Lender to perform its obligations under this Agreement;

(b)	as a consequence of the failure of the Borrower to perform its obligations under this Agreement or under any of the Security; or

(c)
(i) for the accuracy or completeness of any information, representations or warranties contained herein or made in connection herewith or provided pursuant to this Agreement, (ii) or for the legality, validity, enforceability, sufficiency or value of this Agreement, the Security or any other document or instruments contemplated thereby.

15.6
Indemnification. Each Lender indemnifies the Administrative Agent on a pro rata basis in accordance with their Lender's Proportion of the total Commitments, to the extent not reimbursed by the Borrower, from and against all liabilities, losses, expenses, claims or disbursements of any kind or nature whatsoever which may be incurred or imposed on the Administrative Agent, relating to or arising out of this Agreement, the Security or any action taken or omitted to be taken by the Administrative Agent, except for any portion of such liabilities, losses, expenses, claims or disbursements resulting from gross negligence or wilful misconduct of the Administrative Agent.

15.7
Credit Decision. Each Lender acknowledges that it has been and will continue to be solely responsible for making its own independent appraisal and investigation of the financial condition, credit worthiness, affairs and viability of the Borrower and that it has not relied on the Administrative Agent or any other Lender in the making of its decision to enter into this Agreement.

15.8
Legal Proceedings and Enforcement Measures. Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Administrative Agent upon the decision of the Majority Lenders.  Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to individually take any action with respect to any Credit Facility, but that any such action will be taken only by the Administrative Agent with the prior written agreement or instructions of the Majority Lenders; provided that, notwithstanding the foregoing, if (i) the Administrative Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, will fail to carry out any such instructions of the Majority Lenders, any Lender may do so on behalf of all Lenders and will, in so doing, be entitled to the benefit of all protections given the Administrative Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority Lenders and where in the sole opinion of the Administrative Agent the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders.  Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority Lenders, or upon a Lender or the Administrative Agent taking action as aforesaid, it will cooperate fully with the Lender or the Administrative Agent to the extent requested by the Lender or the Administrative Agent in the collective realization including, without limitation, and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit.  Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including, without limitation, any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Section 7.5, Section, Section 12.1 and Section 14.3, it has not heretofore and will not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and will not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facility, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement.

With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Administrative Agent will be a trustee for each Lender, and all monies received from time to time by the Administrative Agent in respect of the foregoing will be held in trust and will be trust assets within the meaning of applicable bankruptcy or insolvency legislation and will be considered for the purposes of such legislation to be held separate and apart from the other assets of the Administrative Agent, and each Lender will be entitled to their Lender's Proportion of such monies. In its capacity as trustee, the Administrative Agent will be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

15.9
Sharing of Information. The Borrower and Restricted Subsidiaries authorizes the Administrative Agent and the Lenders to share with each other and with prospective assignees of and participants in the Borrowings, any information held by them regarding the Borrower and Restricted Subsidiaries or relating to this Agreement, provided however that any information declared to be confidential by the Borrower or Restricted Subsidiaries in writing to the Administrative Agent at the time the information is transmitted to the Administrative Agent will only be shared on the condition that the recipient thereof agrees to keep such information confidential; provided that the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to credit facilities such basic information describing the Credit Facility as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such information and instructed to make available to the public only such information as such person normally makes available in the course of its business of assigning identification numbers.  In addition, the Administrative Agent may provide to Loan Pricing Corporation or other recognized publishers of information for circulation in the loan market information of the type customarily provided by financial institutions to Loan Pricing Corporation.

15.10
No Association Among Lenders. Nothing contained in this Agreement and no action taken pursuant to it will, or will be deemed to, constitute the Lenders a partnership, association, joint venture or other similar entity.

15.11
Successor Administrative Agent. Subject to the appointment and acceptance of a successor administration agent as provided in this Section 15.11 the Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower.  Upon any such resignation, the Majority Lenders will have the right to appoint a successor administration agent with the approval of the Borrower (such approval not to be unreasonably withheld).  Any successor administration agent appointed under this Section 15.11 will be a Lender which is a bank under the Bank Act (Canada).  If no successor administration agent will have been appointed by the Lenders within thirty (30) days after the retiring administration agent's giving of notice of resignation, then the retiring administration agent may, on behalf of the Lenders and with the approval of the Borrower (such approval not to be unreasonably withheld), appoint a successor administration agent.  Upon the appointment as Administrative Agent of a successor administration agent, such successor administration agent will thereupon succeed to and become vested with all the rights, powers, obligations and duties of the retiring administration agent and will be deemed for the purposes of this Agreement to be the Administrative Agent and the retiring administration agent will be discharged from its duties and obligations under this Agreement.  After any retiring administration agent's resignation hereunder as the Administrative Agent, the provisions of this Agreement will continue in effect for its benefit, for the benefit of the Lenders and for the benefit of the Borrower in respect of any actions taken or omitted to be taken by the retiring administration agent while it was acting as the Administrative Agent.

15.12
Option of Lenders to Replace a Lender. In the event that any Lender does not consent to any amendment or waiver requiring the unanimous consent of the Lenders, the consenting Lenders will have the option, but not the obligation, to purchase at par the dissenting Lender's interest in this Agreement.  If the consenting Lenders do not exercise such option for the total amount of such interest, the dissenting Lender will assist the Borrower and the Administrative Agent in assigning the dissenting Lender's Commitment to another prospective lender at par, such lender to be acceptable to the Borrower and the Administrative Agent.  The Borrower will reimburse the Administrative Agent for any cost or expense incurred in respect of such assignment or proposed assignment.

ARTICLE 16
WAIVERS AND AMENDMENTS

16.1
Waivers by the Administrative Agent Acting Alone. The Administrative Agent may only grant extensions of time and other indulgences and waive strict compliance with the provisions of this Agreement with the approval of all Lenders.

16.2
Amendments and Waivers with the Approval of the Majority Lenders. Subject to the other Sections of this Article 16, the provisions of this Agreement or of any of the Security may only be amended or waived by an instrument in writing signed by the Administrative Agent, with the approval of the Majority Lenders with the exception of the matters listed in Section 16.3 which may be amended or waived only with the consent of all Lenders.

16.3
Amendments and Waivers with the Unanimous Approval of Lenders. The provisions of this Agreement or of any of the Security relating to any of the matters, including this Section 16.3, may only be amended or waived by an instrument in writing signed by the Administrative Agent, with the prior written approval of all the Lenders:

(a)	any change in the time within which principal must be repaid;

(b)	any decrease in the interest rates, fees and discounts payable hereunder and in the manner in which they are calculated or in the time within which they must be paid;

(c)	any subordination of the Security;

(d)	any modification, amendment or release of the Security, subject to the release of Security by the Administrative Agent for Permitted Dispositions and those dispositions allowed by Section 11.3;

(e)	any increase in any of the Lender's Commitments other than as contemplated in Sections 2.15, 2.17, 15.12 or 17.1; and

(f)
any change (i) in the conditions precedent provided for in this Agreement; (ii) the definition of Majority Lenders, Events of Default or Acceptable Credit Rating or (iii) in any matter requiring the approval or consent of all Lenders.

16.4
Amendments with the Approval of the Administrative Agent. No amendment to the provisions of this Agreement respecting the duties, obligations and liabilities of the Administrative Agent will be made without the approval of the Administrative Agent.  Amendments to the duties and obligation of the Administrative Agent may be made by NBC acting alone, provided that any such amendment will not affect the rights or obligations of the Borrower or the Lenders.  The form of any amendment to this Agreement or any of the Security documents made in accordance with the provisions of this Article 16 will be satisfactory to the Administrative Agent.

16.5	Binding Effects upon Lenders. Any extension, indulgence, amendment or waiver granted or made in accordance with the provisions of this Article 16 will be binding upon all the Lenders.

16.6
Failure to Act. No waiver and no failure or delay in the exercise of any right or remedy will preclude the further exercise of any of the rights and remedies of the Administrative Agent and the Lenders hereunder.  In addition no such failure or delay will be construed as a waiver of any of the provisions of this Agreement or the Security.

ARTICLE 17
ASSIGNMENTS AND PARTICIPATIONS

17.1	Assignments

(a)
Each Lender may assign, in whole or in part, its rights and obligations in respect of the Credit Facility to any other resident Canadian Eligible Assignee with the prior written consent of the Administrative Agent and, except after the occurrence of an Event of Default and during the continuance of same, the consent of the Borrower (which consents will not be unreasonably withheld or delayed).  Any such Assignment will be in a form acceptable to the Administrative Agent.

(b)
No such assignment may be made: (i) if the aggregate amount of the assigning Lender's Commitments following such assignment, or the portion thereof which is assigned, is not at least $5,000,000 and in integral multiples of $1,000,000, unless it is an assignment of all of the assigning Lender's Commitments; or (ii) if the proposed assignment would increase for the Borrower the costs of the Borrowings. The Operating Lender may only assign all of its Commitment under the Operating Facility and any such assignment will be to one financial institution only. If the Operating Lender assigns all of its Commitment under the Revolving Facility, it will also assign all of its Commitment under the Operating Facility.

(c)
Any financial institution becoming an assignee of the whole or part of the rights of a Lender and of its obligations towards the Borrower in accordance with Section 17.1(a) will become a Lender hereunder and this Agreement and the Commitments of the assignor will be amended automatically and the assigning Lender will have no further obligations in respect of the Commitment so assigned.

(d)
A Lender which, in accordance with Section 17.1(a), assigns all or any part of its rights or obligations hereunder will pay to the Administrative Agent on demand an assignment fee of $3,500 together with all expenses, including but not limited to legal fees, incurred by the Administrative Agent in connection with such transfer.  If as a result of such transfer, the Administrative Agent incurs any increased costs or additional expenses in connection with the performance of its duties hereunder, the assignee will upon demand from time to time pay to the Administrative Agent such amount as will compensate the Administrative Agent for any such reasonable increased costs or additional expenses (and the certificate of the Administrative Agent specifying the amount of such compensation will be conclusive in the absence of manifest error).

(e)	The Borrower will not assign any of its rights or obligations under this Agreement without the prior written consent of all of the Lenders.

17.2
Participations. Any Lender may grant a participation of all or any part of its Commitment hereunder to an Eligible Assignee, provided that any such participation does not give rise to a claim for increased costs pursuant to Article 7, Article 9 or Section 18.7 and provided further that the Obligations hereunder will not be augmented or affected in any way by such participation.  Such participant will not be entitled to any vote as a Lender.  The Borrower will not be obligated to deal with any participant and will be entitled to deal solely with the Lender and the Lender will not be released from any of its obligations to the Borrower as a result of such participation except to the extent that the participant has fulfilled such obligations.  The assigning Lender will be responsible for obtaining, at the time of any such assignment, from any such participants an agreement to be bound to the same confidentiality provisions with respect to the Credit Facility, the Borrower and Restricted Subsidiaries as are applicable to the Lenders.

17.1	Confidentiality

(a)
The Borrower agrees that the Administrative Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Sections 17.1 or 17.2 with any information concerning the financial condition of the Borrower and its Subsidiaries provided such party agrees in writing with the Administrative Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.

(b)
Each of the Administrative Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the "Information") and agrees to use all reasonable efforts to prevent the disclosure thereof provided, however, that:

(i)
the Administrative Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including, without limitation, proceedings initiated under or in respect of this Agreement;

(ii)
the Administrative Agent and the Lenders will incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(iii)
the Administrative Agent and the Lenders may provide their Affiliates, Lenders' Counsel and their other agents and professional advisors with any Information; provided that such persons will be under a like duty of confidentiality to that contained in this Section;

(iv)
the Administrative Agent and each of the Lenders will incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower or its Subsidiaries, (ii) which the Administrative Agent or the relevant Lender can show was, prior to receipt thereof from Borrower, lawfully in the Administrative Agent's or Lender's possession and not then subject to any obligation on its part to Borrower to maintain confidentiality, or (iii) which the Administrative Agent or the relevant Lender received from a third party who was not, to the knowledge of the Administrative Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received;

(v)
the Administrative Agent and the Lenders may disclose the Information to other financial institutions in connection with the syndication by the Administrative Agent or Lenders of the Credit Facilities or the granting by a Lender of a participation in the Credit Facility where such financial institution agrees to be under a like duty of confidentiality to that contained in this Section; and

(vi)
the Administrative Agent and the Lenders may disclose all or any part of the Information so as to enable the Administrative Agent and the Lenders to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

ARTICLE 18
MISCELLANEOUS

18.1
Books and Accounts. The Administrative Agent will keep books and accounts evidencing the indebtedness of the Borrower under the Credit Facility and the transactions made in respect thereof pursuant to this Agreement.  Such books and accounts will, in the absence of manifest error, be deemed to represent accurately that indebtedness and those transactions.  The Borrower acknowledges that the actual recording of the amount of any Borrowing or repayment thereof under this Agreement, and interest, fees, and other amounts due in connection with this Agreement, in the accounts of the Borrower maintained by the Administrative Agent will constitute prima facie evidence of the Borrower's indebtedness and liability from time to time under this Agreement; provided that the obligation of the Borrower to pay or repay any indebtedness and liability in accordance with this Agreement will not be affected by the failure of the Administrative Agent to make such recording.

18.2	Determination. In the absence of manifest error, any determination made by the Administrative Agent in accordance with this Agreement will be final and binding upon the Borrower and the Lenders.

18.3
Notes. The Borrowings may, but need not be, evidenced by notes or other instruments of indebtedness that the Borrower undertakes to execute upon request from the Administrative Agent.  Payment of those notes and instruments may only be demanded in accordance with the provisions of this Agreement.

18.4
Oral Notices or Instructions. If the Borrower or any of its agents or employees makes an oral request or gives an oral notice to the Administrative Agent, the Administrative Agent will be entitled to rely upon such oral instructions. The Administrative Agent will not incur any liability to the Borrower or to the Lenders in acting upon oral instructions which the Administrative Agent believes in good faith to have been given by a person authorized by the Borrower to give such instructions or to effect any applicable transaction.  In the event of a discrepancy between oral instructions and any written confirmation in respect thereof, or in the absence of receiving confirmation, the oral instructions as understood by the Administrative Agent will be deemed to be the controlling instructions.

18.5
Compensation. Each Lender is authorized (but not obligated) at any time or from time to time after the occurrence of a mandatory repayment pursuant to Section 8.1 (to the extent that the mandatory repayment is not made when required thereby) or Event of Default, without notice to the Borrower to compensate and to apply any and all deposits held for or in the name of the Borrower or any Restricted Subsidiaries and any indebtedness at any time owing or payable by such Lender to or for the credit of or the account of the Borrower or any Restricted Subsidiary and on account of the obligations of the Borrower owing or payable to such Lender under this Agreement, irrespective of currency and of whether or not such Lender has made any demand under this Agreement and whether or not these obligations of the Borrower or Restricted Subsidiary have matured.  The provisions of this Section 18.5 will not restrict such rights as the Lenders may be entitled to without relying upon the provisions of this Section 18.5.

18.6
Irregular Notice of Utilization, Conversion, Renewal or Repayment. The Administrative Agent may consider of no effect any Drawdown Notice, Conversion Notice, Rollover Notice or Repayment Notice if such Drawdown Notice, Conversion Notice, Rollover Notice or Repayment Notice is not in compliance with the provisions of this Agreement.

18.7	Indemnification

(a)
The Borrower will pay to any Lender the amount of all losses suffered by the latter and resulting from the LIBOR Loans and Bankers' Acceptances having been converted or repaid before the maturity dates of their respective periods except by reason of an assignment made by such Lender.  The affected Lender may send to the Borrower a statement indicating the amount of any such loss suffered by it and its method of calculation; in the absence of manifest error, this statement will be conclusive evidence of the amount of such loss and the Borrower will pay forthwith this amount to the affected Lender.

(b)
The Borrower permits the Administrative Agent, with the approval of the Borrower, which approval is not to be unreasonably withheld, to conduct inspections and appraisals of all or any of its records, business and assets at any time and from time to time to ensure compliance with Environmental Laws and to appoint experts or consultants to make any such inspection and appraisal and prepare reports on same.  Any costs and expenses incurred by the Administrative

Agent after a Default as a result of the foregoing will be reimbursed by the Borrower on demand.  If the Administrative Agent is required to expend any funds in compliance with applicable environmental laws, regulations, administrative or court order in respect thereof or in connection with any recourse for damages, the Borrower will indemnify the Administrative Agent in respect of such expenditures.

(c)
The Borrower will, to the extent permitted by applicable laws, be liable for and, in addition, indemnify the Lenders and the Administrative Agent, and their respective directors, officers, affiliates, employees, and agents and will hold each of them harmless from and against any and all losses, liabilities damages, costs, penalties, fines, expenses and claims (including reasonable legal fees and costs) which at any time or from time to time may be paid or incurred by, or asserted against, any of them for, with respect to or as a direct or indirect result of (i) any environmental activity by the Borrower or Restricted Subsidiaries; or (ii) any failure on the part of the Borrower or Restricted Subsidiaries to comply with any Environmental Laws, (iii) any misrepresentation, breach of warranty or breach of covenant on the part of the Borrower or Restricted Subsidiaries with respect to environmental matters, and (iv) any Environmental Claims in respect of the Borrower or any Restricted Subsidiary or any of their assets.

(d)
The Borrower will be liable for and, in addition, will indemnify the Lenders, Hedging Affiliates, and the Administrative Agent and their respective directors, officers, affiliates, employees and agents and hold each of them harmless from and against, all losses, costs, expenses (including reasonable fees, charges and disbursements of counsel on a solicitor and own client basis) and liabilities, including those arising from any litigation or other proceedings, which at any time or from time to time may be paid or incurred by, or asserted against, any of them, relating to or arising out of the creation, administration or enforcement of the Credit Facility, this Agreement and Documents or any transactions contemplated by the Documents (including those arising from their own negligence) provided that no person indemnified under this Section 18.7(d) will be indemnified for its own gross negligence or wilful misconduct.  This indemnity will not apply to any litigation or other proceedings relating to or arising out of the transactions contemplated by this Agreement if the litigation or proceedings are in respect of matters between the Lenders and/or the Administrative Agent.

(e)
The provisions, undertakings, and indemnification set out in Sections 18.7(c) and (d) will survive the satisfaction and release of the Security and payment and satisfaction of the indebtedness and liability of the Borrower to the Administrative Agent and the Lenders for the benefit of the Administrative Agent and the Lenders.

18.8
Severability. If any provision of this Agreement is determined to be void, voidable, illegal or unenforceable, in whole or in part, all other provisions of this Agreement will nevertheless remain in full force and effect, and all provisions hereof are hereby declared and will be deemed, unless otherwise expressly provided, to be separate, severable and distinct.

18.9	Time is of the Essence. Time will be of the essence in this Agreement and in the Documents.

18.10
Authority to Debit and Credit. Except as consented to by the Administrative Agent, the Borrower and Restricted Subsidiaries will maintain all of its accounts at the Calgary Branch of NBC through which each will conduct all of its banking activities. The Administrative Agent is irrevocably authorized, but is not obligated, to effect: (i) all deposits and credits to the Borrower's Canadian Dollar Account and the Borrower's U.S. Dollar Account in order to accommodate the Lenders in making Advances under the Credit Facility; and (ii) all debits to the Canadian Dollar Account and U.S. Dollar Account for payments of principal, interest, fees and other amounts to be made by the Borrower to the Administrative Agent and the Lenders pursuant to this Agreement.

18.11
Further Assurances. Without further consideration, the Borrower will, and will cause the Restricted Subsidiaries to, from time to time and at all times, execute, acknowledge and deliver such other documents and take such other action as may be necessary in order to fully perform and carry out the terms of this Agreement and the Documents.

18.12
Enurement and Assignment. This Agreement will be binding upon and will enure to the benefit of the parties hereto (including the Hedging Affiliates) and their respective successors and assigns provided that a Lender may not assign its interest except pursuant to the provisions of this Agreement and neither the Borrower nor any Restricted Subsidiary may assign any interest or liability without the prior written consent of all of the Lenders.

18.13
Previous Agreements. This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto, and cancels and supersedes any prior agreements, undertakings, declarations, representations and warranties, written or verbal between the parties hereto in respect of the subject matter of this Agreement and the other Documents.

ARTICLE 19
ANNUAL REVIEW AND PRICING

19.1
Annual Review. Availability of the Credit Facility is subject to an annual review of the business and affairs of the Borrower and its Restricted Subsidiaries, such review to be satisfactory to the Lenders in their sole discretion.

ARTICLE 20
NOTICES

20.1
Sending of Notices. Any demand, notice or other communication (hereinafter referred to as a "Communication") to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by registered mail or by transmittal by facsimile addressed to the recipient at the address indicated opposite its name on the signature pages hereto, or at such other address as may be notified by such party to the others pursuant to this Section 20.1, provided that any Communication to the Borrower or the Restricted Subsidiaries will be deemed to be delivered if given to the Borrower.

If to the Administrative Agent:

National Bank of Canada
5650 d'Iberville, 6th Floor, Suite 603
Montreal, Quebec
H2G 2B3
Attention:                                Manager, Administration
Telecopier:                                (514) 271-5294

With a copy to:

National Bank of Canada
2700, 530 - 8 Avenue, S.W.
Calgary, Alberta
T2P 3S8
Attention:                                Energy Group
Telecopier:                                (403) 294 3078

If to a Lender, to its address set forth in Schedule "C"

If to the Borrower or Restricted Subsidiaries:

Provident Energy Ltd.
700,112-4th Avenue S.W.
Calgary, Alberta
T2P 0H3
Attention:                                Tom Buchanan and Matt Moorman
Telecopier:                                (403) 294 0111

20.2
Receipt of Notices. Any Communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth banking day following the mailing thereof and, if given by facsimile on the day of transmittal thereof if given during normal business hours of the recipient or on the next banking day if given after normal business hours on any day.  If the party giving any Communication knows or ought to know of any difficulties with the postal system or facsimile transmission system which might affect the delivery of mail or facsimile transmission, any such Communication will be given by personal delivery or by other methods of communication not affected by the said difficulties.

20.3
Counterparts. This Agreement may be executed in any number or counterparts and delivered by facsimile, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

20.4
Conflict. In the event of a conflict among the terms of this Agreement and any of the other Documents (such that the terms of such documents cannot co exist) then the terms of this Agreement will prevail.  Without limiting the generality of the foregoing, if there is a right or remedy of the Lenders set out in any one document which is not set out or provided for in another document, such additional right or remedy will not constitute a conflict or inconsistency.

20.5
Acknowledgment Re Unitholder Liability.  The parties hereto acknowledge that Provident Energy Ltd. is executing this Agreement solely on behalf of the Borrower and the obligations of the Borrower hereunder shall not be personally binding upon Provident Energy Ltd., the trustee of the Borrower or any of the unitholders of the Borrower and that any recourse against the Borrower, the trustee or any unitholder in any manner in respect of any indebtedness, obligations or liability of the Borrower arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of January 25, 2001 as amended from time to time.  Notwithstanding the foregoing, for certainty it is acknowledged that nothing in this Section 20.5 shall impair or otherwise affect any liability of Provident Energy Ltd. arising under any of the Documents to which it is a party in its personal capacity.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the dates first above written.

PROVIDENT ENERGY TRUST,
by its Manager,
PROVIDENT ENERGY LTD.,
as Borrower

Per:	(Signed)
Name:	Mark Walker
Title:	Senior Vice President Finance
and Chief Financial Officer

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

NATIONAL BANK OF CANADA,
as Administrative Agent,

Per:	(Signed)
Name:	Arun Bery
Title:	Managing Director

Per:	(Signed)
Name:	Doug Ruzicki
Title:	Director

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

NATIONAL BANK OF CANADA,
as Operating Lender and Revolving Lender

Per:	(Signed)
Name:	David Dingwall
Title:	Senior Manager Energy Group

Per:	(Signed)
Name:	Timothy D. Bacon
Title:	Senior Manager Energy Group

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

THE BANK OF NOVA SCOTIA,
as Revolving Lender,

Per:	(Signed)
Name:	Dan W. Lindquist
Title:	Director

Per:	(Signed)
Name:	Stacey Strike
Title:	Director

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

BANK OF MONTREAL
as Revolving Lender,

Per:	(Signed)
Name:	Philip D. Lunn
Title:	Managing Director

Per:	(Signed)
Name:	Kathryn Anne Wvtrykush
Title:	Associate

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

THE TORONTO-DOMINION BANK,
as Revolving Lender,

Per:	(Signed)
Name:	Loretta Palandri
Title:	Vice President & Director Corporate Credit

Per:	(Signed)
Name:	Glen Cameron
Title:	Vice President

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

ROYAL BANK OF CANADA,
as Revolving Lender,

Per:	(Signed)
Name:	Debra A. Giles
Title:	Authorized Signatory

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

WESTLB AG, Toronto Branch,
as Revolving Lender,

Per:	(Signed)
Name:	Alik A. Kassner
Title:	Principal Officer

Per:	(Signed)
Name:	Robert L. Dyck
Title:	Director, Corporate Finance

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

BANK OF AMERICA, N.A. (Canada Branch)
as Revolving Lender,

Per:	(Signed)
Name:	Nelson Lam
Title:	Vice President

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

CANADIAN IMPERIAL BANK OF COMMERCE,
as Revolving Lender,

Per:	(Signed)
Name:	Randy Geislinger
Title:	Executive Director

Per:	(Signed)
Name:	Chris Perks
Title:	Executive Director

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

FORTIS CAPITAL (CANADA) LTD.,
as Revolving Lender,

Per:	(Signed)
Name:	Doug Clark
Title:	Senior Vice President

Per:	(Signed)
Name:	Darrell Holley
Title:	Managing Director

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

HSBC BANK OF CANADA,
as Revolving Lender,

Per:	(Signed)
Name:	Vivek Varma
Title:	Associate Director

Per:	(Signed)
Name:	Sarah Wong
Title:	Relationship Manager

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

SOCIÉTÉ GÉNÉRALE (CANADA),
as Revolving Lender,

Per:	(Signed)
Name:	Managing Director
Title:

Per:	(Signed)
Name:	Gregoire Bonhomme
Title:	Director

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

CANADIAN WESTERN BANK,
as Revolving Lender,

Per:	(Signed)
Name:	D.R. (Doug) Crook
Title:	Sr. AVP & Branch Manager

Per:	(Signed)
Name:	John Plant
Title:	AVP, Energy Lending

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

DEUTSCHE BANK, AG, (Canada Branch),
as Revolving Lender,

Per:	(Signed)
Name:	Robert A. Johnston
Title:	Vice President

Per:	(Signed)
Name:	Marcellus Leung
Title:	Assistant Vice President

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

UNION BANK OF CALIFORNIA, N.A. (Canada Branch),
as Revolving Lender,

Per:	(Signed)
Name:	Larry Sagriff
Title:	Vice President

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

UNITED OVERSEAS BANK LIMITED. (Vancouver Branch),
as Revolving Lender,

Per:	(Signed)
Name:	K. Jin Koh
Title:	General Manager

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

CREDIT SUISSE, Toronto Branch,
as Revolving Lender,

Per:	(Signed)
Name:	Alain Daoust
Title:	Director

Per:	(Signed)
Name:	Bruce F. Wetherly
Title:	Director
Credit Suisse, Toronto Branch

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

NATIONAL BANK FINANCIAL INC.,
as Co-Lead Arranger and Joint Bookrunner,

Per:	(Signed)
Name:	Arun Bery
Title:	Managing Director

Per:	(Signed)
Name:	Doug Ruzicki
Title:	Director

This is a counterpart execution page to the Credit Agreement between Provident Energy Trust, as borrower, National Bank of Canada, as administrative agent, and the financial institutions party thereto.

SCHEDULE "A" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Definitions

"Acceptable Credit Rating" shall mean a credit rating for senior long term unsecured debt of the Borrower meeting at least two of the following minimum levels: (i) NAIC 2 from the National Association of Insurance Commissioners, (ii) BBB (low) from Dominion Bond Rating Services Limited, (iii) BBB- from Standard & Poor’s Ratings Services Limited, (iv) Baa3 from Moody’s Investors Services, Inc. or (v) BBB- from Fitch Ratings Ltd.; in each case with a "stable", "positive" or similar outlook;

"Acceptance" or "Bankers' Acceptance" or "BA" means, (i) in respect of a Lender which is a bank, a bill of exchange drawn by the Borrower on such Lender which is accepted by the Lender, (ii) in respect of a Lender which is not a bank, a promissory note or other evidence of indebtedness bearing no interest and made payable by the Borrower to the Lender, or (iii) a depository bill under the DBNA;

"Additional Compensation" has the meaning set out in Section 5.1;

"Administrative Agent" means NBC and any successor Administrative Agent appointed pursuant to Section 15.11;

"Administrative Agent's Branch of Account" means in respect of NBC, for the Revolving Facility the branch located at 301-6th Avenue S.W., Calgary, Alberta, T2P 4M9 or other branch of the Administrative Agent in Canada as may be designated by the Administrative Agent from time to time;

"Advance" means an advance of funds made by the Lenders or by any one or more of them to the Borrower, but does not include any Conversion or Rollover;

"Affiliate" means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or by contract or otherwise, and, without limitation, will include Subsidiaries;

"Agreement" means this Credit Agreement as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof;

"Applicable Margin" means, at any time, a margin, expressed as a rate per annum based on a 365 or 366 day period, as the case may be, for Canadian Prime Rate Loans, US Base Rate Loans, fees payable in respect of Documentary Instruments and payment of standby fees and, in the case of fees payable upon the acceptance of Bankers' Acceptances, based on a 365 day period and, in the case of LIBOR Loans, based on a 360 day period, payable to the Lenders, as set out in the table in Schedule "B" under the then Debt/Consolidated EBITDA Ratio applicable to the type of Borrowing; provided that:

(a)
the Applicable Margin for the first three quarters will be determined from the quarterly unaudited financial statements and for the fourth quarter from the annual audited financial statements of the Borrower consolidated with the Restricted Subsidiaries only delivered by the Borrower pursuant to this Agreement (the "Margin Statements");

(b)
the Applicable Margin as determined from the Margin Statements for each of the first three fiscal quarters will be effective as and from the 75th day following the end of such fiscal quarter (the "Margin Date") to the next Margin Date, and without limiting the generality of the foregoing, any change in the Applicable Margin will apply to any outstanding BAs, LIBOR Loans and Documentary Instruments as of the effective date of such change as described above;

(c)
the Applicable Margin as determined from the Margin Statements for the fourth fiscal quarter will be effective as and from the earlier of: (i) 120th day following the end of such fiscal quarter; and (ii) the third Banking Day after receipt of the Margin Statements, and without limiting the generality of the foregoing, any change in the Applicable Margin will apply to any outstanding BAs, LIBOR Loans and Documentary Instruments as of the effective date of such change as described above;

(d)
in the event the Borrower fails to deliver Margin Statements to the Lenders as required by this Agreement then the Debt/Consolidated EBITDA Ratio for the period which would otherwise be determined by such Margin Statements will be deemed to be >3.0:1 for the period up to the date that the Margin Statements are delivered to the Lenders;

"Approved Fund" means a Fund that is administered or managed by (i) a Lender; (ii) an Affiliate of a Lender; (iii) an entity or an Affiliate of an entity that administers or manages a Lender;

"Available Cash Flow" means Consolidated EBITDA for such period less cash taxes, maintenance capital expenditures, cash paid interest expense and principal payments of debt;

"BA Discount Rate" means:

(a)	in relation to a Bankers' Acceptance accepted by a Schedule I Lender, the CDOR Rate;

(b)	in relation to a Bankers' Acceptance accepted by a Schedule II Lender or Schedule III Lender, the lesser of:

(i)	the discount rate at which such Schedule II or Schedule III Lender is offering on the applicable day for the purchase of Bankers' Acceptances accepted by it in a comparable amount and having a comparable issue and maturity dates to those being proposed to be issued by the Borrower; and

(ii)	the CDOR Rate plus 0.05% per annum;

provided that if both such rates are equal, then the "BA Discount Rate" applicable thereto will be the rate specified in (i) above; and

(c)	in relation to a BA Equivalent Advance made by a Non Acceptance Lender, the CDOR Rate plus 0.05% per annum;

"BA Equivalent Advance" means, in relation to a Drawdown of, Conversion into or Rollover of Bankers' Acceptances, an advance in Canadian Dollars made by a Non Acceptance Lender as part of such Loan;

"Banking Day" means, in respect of a LIBOR Loan a day on which banks are open for business in Montreal, Quebec, Toronto, Ontario, Calgary, Alberta, New York, New York and London, England and for all other purposes, a day on which banks are open for business in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario and New York, New York, but does not in any event include a Saturday or Sunday;

"BOE" means barrels of oil equivalent which is determined by converting a volume of natural gas to barrels using a ratio of 6,000 cubic feet of natural gas to one barrel;

"Borrower" means Provident Energy Trust, a trust formed by PEL under the laws of the Province of Alberta pursuant to that Amended and Restated Trust Indenture dated as of January 25, 2001 as amended and restated as of March 5, 2001 between PEL as settlor and Computershare Trust Company of Canada as trustee;

"Borrower Assets" means, collectively, all of the real and personal property, assets, undertakings, title, interests, rights and benefits owned by the Borrower;

"Borrower Security" means the security provided or to be provided by the Borrower in accordance with Article 12;

"Borrowing Base" means the aggregate Canadian dollar limit for Borrowings established from time to time by the Lenders in accordance with Section 2.13;

"Borrowing Base Certificate" means a certificate in the form of Schedule "J" attached hereto;

"Borrowing Base Date" has the meaning set out in Section 2.12(c);

"Borrowing Base Notice" means a notice in the form of Schedule "I" attached hereto;

"Borrowing Base Obligations" means the sum of all (a) Obligations, and (b) Pari Passu Debt Obligations;

"Borrowing Base Shortfall" has the meaning set out in Section 2.16;

"Borrowings" means Loans, Bankers' Acceptances, BA Equivalent Advances and Documentary Instruments outstanding under this Agreement and, if the context requires, means at any given time during the term of this Agreement, the principal amount outstanding under this Agreement by way of Loans together with the face amount of outstanding Bankers' Acceptances and Documentary Instruments;

"Canadian Dollars" and "Cdn. $" means the lawful money of Canada;

"Canadian Dollar Account" means the Canadian Dollar account established on behalf of Borrower by the Administrative Agent at the branch of the Administrative Agent located at 301 6th Avenue, S.W., Calgary, Alberta T2P 4M9, or such other branch of the Administrative Agent in Calgary as the Administrative Agent may specify from time to time, and designated as the Canadian Dollar Account for the purposes hereof;

"Canadian Prime Rate Loan" means a loan denominated in Canadian Dollars and bearing interest at the Prime Rate;

"Capital Adequacy Guidelines" means the capital adequacy guidelines from time to time specified by the Office of the Superintendent of Financial Institutions and published by it as guidelines for banks in Canada;

"Cash Flow" means, at any time, the annualized cash flow of the Borrower consolidated with the Restricted Subsidiaries only for the most recent fiscal quarter as determined from their quarterly financial statements for that fiscal quarter, which for certainty means an annualized aggregate amount expressed in Canadian Dollars of the sum of its (i) net earnings (but excluding from the determination of net earnings, non-cash income, unrealized mark to market gains under any Financial Instruments, any extraordinary or nonrecurring earnings, gains and losses and the interest payable on Convertible Debentures), (ii) depletion, depreciation, accretion and amortization (iii) future income taxes, and (iv) other charges to operations not requiring a current cash payment, provided that:

(a)
if there are sales of any Restricted Subsidiary or assets of the Borrower or Restricted Subsidiaries in any fiscal quarter and such sales were greater than Cdn. $15,000,000, then the Cash Flow for the particular period ending at the end of the fiscal quarter in which such sales occurred will not include any Cash Flow attributed to such Subsidiary or such assets for the particular period; and

(b)
if the Borrower or a Restricted Subsidiary acquires a Subsidiary or assets in any fiscal quarter and such acquisitions were greater than Cdn. $15,000,000 and the Subsidiary becomes a Restricted Subsidiary, there will be included in Cash Flow for the particular period ending at the end of such quarter in which such acquisitions occurred, the Cash Flow attributed to such Subsidiary or to such assets for the particular period;

provided that prior to making any adjustment to Cash Flow as provided for in (a) and (b) above, Borrower must have first delivered to the Lenders a detailed management analysis (including supporting financial statements) of the adjustment to Cash Flow certified by the president, chief financial officer, vice president finance, treasurer or controller of Borrower, and the Lenders, acting reasonably, must have approved same; for certainty, Cash Flow excludes any amounts that would otherwise be quantified as "Cash Flow" to the extent derived from any Unrestricted Subsidiary;

"CDOR Rate" means, on any date which Bankers' Acceptances are to be issued pursuant hereto, the per annum rate of interest which is the rate determined as being the arithmetic average of the annual yield rates applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Administrative Agent in good faith after 10:00 a.m. (Toronto time) to reflect any error in a posted rate or in the posted average annual rate); provided, however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, will be the Discount Rate quoted by the Administrative Agent (determined as of 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers' acceptances in a comparable amount and with comparable maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day;

"Change of Control" means the occurrence of any of the following events:

(i)
the Borrower or other Restricted Subsidiary ceases (a) to own directly 100% of the issued and outstanding Voting Shares of any Restricted Subsidiary on a fully-diluted basis assuming the conversion and exercise of all outstanding convertible securities (whether or not such securities are then currently convertible or exercisable); or (b) to have 100% of control over the management of the business and affairs of such Restricted Subsidiary; or (c) to be entitled to elect all members of the board of directors (or persons performing similar functions) of such Restricted Subsidiary; or

(ii)
any Person or Persons acting jointly or in concert (within the meaning of the Securities Act (Alberta)), beneficially holds and/or have the right to acquire, (whether such right is exercisable immediately or only after the passage of time) more than 20% of the issued and outstanding Voting Shares of the Borrower;

"Closing Certificate" means a certificate of an officer of the borrower, in form satisfactory to the Administrative Agent;

"Closing Date" means May 4, 2007;

"Closing Opinion" means the opinion of Borrower's legal counsel addressed to the Administrative Agent substantially in form satisfactory to the Administrative Agent;

"Commitment" means the commitment by each Lender under the Operating Facility and Revolving Facility to make Borrowings available to the Borrower in Canadian Dollars or the Equivalent Amount in U.S. Dollars in the amounts set forth opposite its name in Schedule "C" annexed hereto, subject to any reduction or increase in accordance with the provisions hereof;

"Commodity Agreement" means any agreement for the making or taking of delivery of any commodity (including, without limitation, Petroleum Substances), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into by the Borrower or a Restricted Subsidiary where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity and for certainty, includes such agreements as related to fractionation and the business conducted with the Midstream Assets;

"Compliance Certificate" means a certificate of Borrower signed on its behalf by the president, chief executive officer, chief financial officer, vice president finance or treasurer of Borrower, substantially in the form annexed hereto as Schedule "D", to be given to the Administrative Agent and the Lenders by Borrower pursuant hereto;

"Consolidated EBITDA" means, for a particular period, the net earnings of the Borrower consolidated with the Restricted Subsidiaries only (but excluding from the determination of net earnings, non-cash income, unrealized mark to market gains or losses under any Financial Instrument, any extraordinary or nonrecurring earnings, gains and losses and the interest payable on Convertible Debentures) plus, without duplication and to the extent deducted from revenues in determining the above described earnings for that period: (a) Consolidated Interest; (b) all amounts deducted in the calculation of the net earnings in respect of the provision for income taxes; and (c) depletion, depreciation, accretion and amortization and other non-cash charges, all as determined in accordance with generally accepted accounting principles; provided that:

(i)
if there are sales of any Restricted Subsidiary or assets of the Borrower or Restricted Subsidiaries in any fiscal quarter and such sales were greater than Cdn.$15,000,000, then the Consolidated EBITDA for the particular period ending at the end of the fiscal quarter in which such sales occurred will not include any Consolidated EBITDA attributable to such Subsidiary or such assets for the particular period; and

(ii)
if the Borrower or any Restricted Subsidiary acquires a Subsidiary or assets in any fiscal quarter and such acquisitions were greater than Cdn.$15,000,000 and the Subsidiary becomes a Restricted Subsidiary, there will be included in Consolidated EBITDA for the particular period ending at the end of such quarter in which such acquisitions occurred, the Consolidated EBITDA attributed to such Subsidiary or to such assets for the particular period;

and prior to making any adjustment to Consolidated EBITDA as provided for in paragraphs (i) and (ii) above, the Borrower must have first delivered to the Lenders a detailed management analysis (including supporting financial statements) of the adjustment to Consolidated EBITDA certified by the president, chief financial officer, vice president finance, treasurer or controller of Borrower, and the Lenders, acting reasonably, must have approved same; for certainty, Consolidated EBITDA excludes any amounts that would otherwise be quantified as "Consolidated EBITDA" to the extent derived from any Unrestricted Subsidiary;

"Consolidated Interest" means with respect to the Borrower consolidated with the Restricted Subsidiaries only for any period, the sum of: (i) gross interest expense (including all cash and accrued interest expense) for such period, including to the extent included in interest expense in accordance with generally accepted accounting principles (x) the amortization of debt discounts and (y) the portion of any payments or accruals with respect to capital leases allocable to interest expense, but excluding interest payable on Convertible Debentures; and (ii) capitalized interest;

"Convertible Debentures" means the present and future unsecured subordinated convertible debentures of the Borrower issued from time to time which: (i) have substantially the same terms and conditions (other than interest rate and term) as the convertible debentures issued pursuant to the Trust Indenture dated September 30, 2003 between Borrower, PEL and Computershare Trust Company of Canada; (ii) are subordinated to the Obligations and Hedging Obligations on terms satisfactory to the Majority Lenders (which satisfaction is expressed in writing by the Administrative Agent with consent of the Majority Lenders (which consent will not be unreasonably withheld), prior to the Borrower entering into such debentures); and (iii) would have been treated as equity in accordance with generally accepted accounting principles prior to the Convertible Debenture GAAP Changes;

"Convertible Debenture GAAP Changes" means the change in the treatment of certain convertible debentures from equity to debt under generally accepted accounting principles pursuant to the recent changes to Section 3860-Financial Instruments-Disclosure and Presentation of the CICA Handbook;

"Conversion" means a conversion or deemed conversion of a Loan under the Credit Facility into another type of Loan pursuant to the provisions hereof;

"Conversion Date" means the date specified by the Borrower as being the date on which the Borrower has elected to convert, or this Agreement requires the conversion of, one type of Loan into another type of Loan and which will be a Banking Day;

"Conversion Notice" means a notice substantially in the form annexed hereto as Schedule "E" to be given to the Administrative Agent by the Borrower pursuant hereto;

"Credit Facility" means collectively the Operating Facility and the Revolving Facility to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof;

"Cumulative Available Cash Flow" means the total of the Available Cash Flow up to the most recently ended fiscal quarter less the aggregate of all distributions and payments paid or payable during such period, and for all periods up to December 31, 2007, less $40,000,000;

"Currency Hedging Agreement" means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or any Restricted Subsidiary where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time;

"DBNA" means the Depository Bills and Notes Act (Canada) as may be amended or replaced from time to time;

"Debt" means, as at any date of determination (without duplication):

(a)	indebtedness of the Borrower and Restricted Subsidiaries for borrowed money;

(b)	obligations of the Borrower and Restricted Subsidiaries arising pursuant to bankers' acceptances (including payment and reimbursement obligations in respect thereof);

(c)
obligations of the Borrower and Restricted Subsidiaries arising pursuant to letters of credit and letters of guarantee to the extent they support obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;

(d)	obligations of the Borrower and Restricted Subsidiaries with respect to drawings under all other letters of credit and letters of guarantee;

(e)
obligations of the Borrower and Restricted Subsidiaries under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness for borrowed money of any other person or the obligations of any other person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another person in respect of indebtedness or such other obligations;

(f)
in respect of any capital lease in accordance with generally accepted accounting principles entered into by the Borrower or a Restricted Subsidiary as lessee, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with generally accepted accounting principles) of the lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended); provided that Debt will not include the obligations of the Borrower or a Restricted Subsidiary in respect of any lease characterized as an operating lease under generally accepted accounting principles (excluding Financing Leases, to the extent that they are included in the calculation of the then current Borrowing Base) entered into in the ordinary course of business on prevailing commercial terms or in respect of P&NG Leases;

(g)
all obligations of the Borrower and Restricted Subsidiaries representing the deferred purchase price of any property, and all obligations of the Borrower and Restricted Subsidiaries created or arising under any conditional sales agreement or other title retention agreement;

(h)	deferred revenues of the Borrower and Restricted Subsidiaries relating to third party obligations;

(i)
the Equivalent Amount in Canadian Dollars for those portions of the indebtedness, obligations and liabilities of the Borrower and Restricted Subsidiaries denominated in U.S. Dollars which would otherwise constitute Debt within the meaning of this definition;

(j)	all present value, as calculated in accordance with (f) above, of the obligations of the Borrower and Restricted Subsidiaries under Sale/Lease-Backs;

(k)	all mark-to-market losses under any Financial Instruments that are due and owing;

(l)
the redemption amounts of any capital of the Borrower and Restricted Subsidiaries where the holder of such capital has the option to require the redemption of the capital and payment of the redemption amounts; and

(m)	the redemption amounts of any trust units of the Borrower where the holder of such trust unit has the option to require the redemption of the trust unit and payment of the redemption amounts,

but excluding: the indebtedness under Convertible Debentures and any liabilities of an Unrestricted Subsidiary that are not guaranteed or otherwise a liability of the Borrower or any Restricted Subsidiary;

"Debt/Consolidated EBITDA Ratio" means at any time the ratio of Debt to Consolidated EBITDA;

"Default" means any event or circumstance which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

"Discount" means, with respect to any Bankers' Acceptance, the amount determined by multiplying the face value of the Bankers' Acceptance by the Discount Rate, where Discount Rate is calculated (rounded up or down to the fifth decimal place) as follows:

1[Missing Graphic Reference][1+(BA Discount Rate x no. of days in the period of Bankers' Acceptance)];
365

"Discount Proceeds" means the net cash proceeds to the Borrower from the sale of a Bankers' Acceptance pursuant hereto at the BA Discount Rate, before deduction or payment of the fees to be paid to the Lenders under Section 7.3, determined by multiplying the face amount of the Bankers' Acceptance by the Price, where the Price is calculated (rounded up or down to the fifth decimal place) as follows:

1+(BA Discount Rate x no. of days in the period of Bankers' Acceptance);
365

"Distribution" means:

(a)
the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any equity (including, without limitation, any trust units) of the Borrower or a Subsidiary;

(b)
the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any equity (including, without limitation, any trust units) of the Borrower or a Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for equity of the Borrower or a Subsidiary, including, without limitation, options, warrants, conversion or exchange privileges and similar rights;

(c)	the making of any loan or advance or any provision of credit to: (i) any unitholder or other equityholder of the Borrower; (ii) a partner of the Partnership (iii) a Subsidiary; or (iv) the Borrower;

(d)	the payment of any principal, interest, fees or other amounts on or in respect of:

(i)	any loans, advances or other debt; or

(ii)
any securities issued by the Borrower or a Subsidiary which, in accordance with generally accepted accounting principles, are classified as part of equity but the terms of which entitle the holder thereof to receive payments of money, owing at any time by the Borrower or a Subsidiary to any equityholder of the Borrower or a Subsidiary, to Affiliates of the Borrower or a Subsidiary or to equityholders of Affiliates of the Borrower or a Subsidiary;

(e)	the payment of any Provident Royalty, Partnership Royalty, PAI Royalty or any other royalties or similar payments payable by a Subsidiary to the Borrower;

"Documentary Instruments" means collectively, Letters of Guarantee and Letters of Credit and "Documentary Instrument" means a Letter of Guarantee or a Letter of Credit;

"Documents" means this Agreement, the Security and all certificates, notices, instruments and other documents delivered or to be delivered to the Administrative Agent or the Lenders, or both, in relation to the Credit Facility pursuant hereto or thereto and, when used in relation to any person, the term "Documents" will mean and refer to the Documents executed and delivered by such person;

"Drafts" means drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Letter of Credit;

"Drawdown" means with respect to the Revolving Facility:

(i)	an Advance of a Canadian Prime Rate Loan, U.S. Base Rate Loan or LIBOR Loan;

(ii)	the issue of Bankers' Acceptances (or the making of a BA Equivalent Advance in lieu thereof) other than as a result of Conversions or Rollovers; or

(iii)	the issue of Documentary Instruments,

other than as a result of Conversions or Rollovers;

"Drawdown Date" means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which will be a Banking Day;

"Drawdown Notice" means a notice substantially in the form annexed hereto as Schedule "F" to be given to the Administrative Agent by the Borrower pursuant hereto;

"Effective Time" means the time that all conditions set out in Section 6.1 are met;

"Eligible Assignee" mean:

(i)	any Lender, any Affiliate of any Lender and any Approved Fund of any Lender; and

(ii)	(a) a commercial bank, insurance company or other financial institution organized under the laws of Canada or a province thereof; (b) a treasury branch or other financial institution carrying on substantially the same commercial lending business as a bank and organized under the laws of a Province of Canada; and (c) any financial institution listed under Schedule I, II or III of the Bank Act (Canada);

"Engineering Report" means a report (in form and substance satisfactory to the Majority Lenders, acting reasonably) prepared by the internal petroleum engineers of the Borrower, or if required by the terms of this Agreement or by the Majority Lenders, by an Independent Engineer, which report will, as of the date of such report, set forth the reserves of Petroleum Substances attributable to the Borrower Assets, Subsidiary Assets and Partnership Assets and, for each fiscal year: anticipated rates of production, shrinkage and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such Borrower Assets, Subsidiary Assets and Partnership Assets; production, revenue, value added, wellhead or severance taxes, imposts or levies with respect to Petroleum Substances produced from or attributable to such Borrower Assets, Subsidiary Assets and Partnership Assets; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such Borrower Assets, Subsidiary Assets and Partnership Assets; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such Borrower Assets, Subsidiary Assets and Partnership Assets; but not, for greater certainty, any overhead recoveries or operators' fees or charges from third parties;

"Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including without limitation:

(a)	any claim by a Governmental Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)
any claim by a person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

"Environmental Laws" means all applicable federal, provincial, regional, municipal or local laws, including those at common law or in equity, with respect to the environment or environmental or occupational health and safety matters contained in statutes, regulations, rules, ordinances, orders judgments, approvals, notices, permits or policies, guidelines or directives having the force of law;

"Equivalent Amount" means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of United States Dollars to Canadian Dollars or of Canadian Dollars to United States Dollars, as the case may be, as determined in accordance with Section 1.8;

"Event of Default" has the meaning set out in Section 13.1;

"Excluded Taxes" means, with respect to the Administrative Agent or any Lender, (i) taxes imposed on or measured by its net income or capital or franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such Person is organized or in which its principal office is located or in the case of any Lender in which its applicable lending office is located; (ii) any branch profits taxes or any similar taxes imposed by any jurisdiction in which such Person is located; and (iii) taxes required to be withheld by reason of a Lender not being a resident of Canada within the meaning of the Income Tax Act (Canada);

"Existing Credit Agreement" means the Amended and Restated Credit Agreement dated as of July 12, 2006 between PEL, National Bank of Canada, as administrative agent and the financial institutions named as lenders therein, as amended by a first amending agreement dated as of August 31, 2006;

"Federal Funds Effective Rate" means, on any day, the rate of interest per annum for that day set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (the "H.15(519)") opposite the caption "Federal Funds (Effective)" and, if on any day such rate is not yet published in H.15(519), the rate for such day will be the rate set forth in the Composite 3:30 p.m. Quotations for US Government Securities, or any successor publication, for such day published by the Federal Reserve Board (the "Composite 3:30 p.m. Quotations") under the caption "Federal Funds Effective Rate"; provided that if such rate is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, such rate will be the average of the interest rates per annum quoted for such day on overnight Federal funds (such words to have the meaning generally given to them by money market brokers of recognized standing doing business in the United States of America) transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by the Administrative Agent, acting reasonably;

"Financial Instrument" means any Interest Hedging Agreement, Currency Hedging Agreement or Commodity Agreement;

"Financial Instrument Demand for Payment" means a demand made pursuant to a Financial Instrument demanding payment of a Financial Instrument Obligation which are then due and payable relating thereto and will include, without limitation, any notice under any agreement evidencing a Financial Instrument which, when delivered, would require an early termination thereof and a payment by the Borrower or Restricted Subsidiary in settlement of obligations thereunder as a result of such early termination;

"Financial Instrument Obligations" means all indebtedness, liabilities and obligations (including without limitation contingent obligations and liabilities) of the Borrower or Restricted Subsidiary arising under a Financial Instrument entered into by the Borrower or Restricted Subsidiary;

"Financial LC" means a Letter of Credit if it serves as a payment guarantee of the Borrower's financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines;

"Financing Leases" means leases of the Borrower or any Restricted Subsidiaries which are, in the opinion of the Administrative Agent, acting reasonably, in the nature of financing transactions;

"Financial LG" means a Letter of Guarantee if it serves as a payment guarantee of the Borrower's financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines;

"Fund" means any Person (other than a natural Person) that is resident in Canada and is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business;

"General Partner" means PEL as general partner of the Partnership;

"Governmental Authority" means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof;

"Hazardous Materials" means any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm or degradation to the environment or to human health or safety and includes any substance determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance or dangerous good under any Environmental Law;

"Hedging Affiliate" means an Affiliate of a Lender which enters into a Financial Instrument with the Borrower or Restricted Subsidiary before the Lender ceases to be a Lender herein;

"Hedge Exposure" means the aggregate amount of a Lender's or its Hedging Affiliate's risk exposure, on a mark to market basis, associated with any Financial Instrument Obligation;

"Hedging Obligations" means the Financial Instrument Obligations to a Lender or any Hedging Affiliate (including without limitation the Hedge Exposure) pursuant to one or more Financial Instruments, but only to the extent the Financial Instruments are in respect of Permitted Hedging;

"Holdings Trust" means Provident Holdings Trust, a trust formed pursuant to the Trust Indenture dated April 23, 2002 between Tom Buchanan as settlor and Provident Management Corporation as Trustee;

"Independent Engineer" means any firm of independent petroleum engineers approved by the Majority Lenders, acting reasonably;

"Insurance" means insurance of such types, in such amounts and with such deductibles as are customary in the case of businesses of established reputation engaged in the same or similar businesses and in any event as are acceptable to the Lenders;

"Interest Hedging Agreement" means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower or a Restricted Subsidiary where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, will exclude conventional floating rate debt);

"Interest Payment Date" means:

(a)	with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the last Banking Day of each calendar month; and

(b)
with respect to each LIBOR Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Banking Day of each 3 month period during such Interest Period;

provided that, in any case, the Maturity Date or the date on which the Revolving Facility is fully cancelled or permanently reduced in full, will be an Interest Payment Date with respect to all Loans then outstanding under such credit facility;

"Interest Period" means:

(a)
with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Loan into another type of Borrowing, if any, or for the repayment of such Loan;

(b)
with respect to each Bankers' Acceptance, the period selected by the Borrower hereunder and being of 1, 2, 3 or 6 months' duration, subject to market availability, (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the Drawdown Date, Rollover Date or Conversion Date of such Borrowing;

(c)
with respect to each LIBOR Loan, the period selected by the Borrower and being of 1, 2, 3 or 6 months' duration (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be; and

(d)
with respect to each Letter of Credit or Letter of Guarantee, the period commencing on the date of issuance of such Letter of Credit or Letter of Guarantee and terminating on the last day the Letter of Credit or Letter of Guarantee is outstanding, provided that in any case: (i) other than Documentary Instruments, the last day of each Interest Period will be also the first day of the next Interest Period whether with respect to the same or another Borrowing; and (ii) the last day of each Interest Period will be a Banking Day and if the last day of an Interest Period selected by the Borrower is not a Banking Day the Borrower will be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower will be deemed to have selected an Interest Period the last day of which is the Banking Day next preceding the last day of the Interest Period selected by the Borrower; (iii) any Interest Period which begins on the last Banking Day for the relevant currency in a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) will end on the last Banking Day for the relevant currency of a calendar month; (iv) no Interest Period may be elected with respect to LIBOR Loans at any time when a Default or an Event of Default is then in existence; and (v) no Interest Period will be elected which would end after the Maturity Date for Borrowings of the applicable credit facility;

"Intercorporate Indebtedness" means indebtedness as between: (i) the Borrower and a Restricted Subsidiary; (ii) a Restricted Subsidiary and another Restricted Subsidiary, provided that in each case the Borrower and Restricted Subsidiary has executed and delivered Security to the Administrative Agent over all of the assets of the Borrower and Restricted Subsidiary that ranks as a first charge over such assets for the benefit of the Lenders and Hedging Affiliates;

"Issuing Lender" means NBC or any other Lender selected by the Borrower and the Administrative Agent which assumes in writing with the Borrower, the Lenders and the Administrative Agent the obligation of issuing Documentary Instruments on behalf of the Lenders under the Credit Facility;

"Lenders" means the Operating Lender and Revolving Lenders as named in Schedule "A" attached hereto, and such other financial institutions as may in the future become parties hereto as lenders;

"Lenders' Counsel" means the firm of Blake, Cassels & Graydon LLP or such other firms of legal counsel as the Lenders may from time to time designate;

"Lender's Proportion" or "Lenders' Proportions" means, with respect to each Lender, its proportion of the total Commitments for the Operating Facility, Revolving Facility and Credit Facility, as applicable, as set out opposite its name in Schedule "A", as may be adjusted from time to time as a result of a reduction of Commitment or repayment made pursuant to this Agreement or an assignment made pursuant to Section 17.1;

"Letter of Credit" or "LC" means a letter of credit in form satisfactory to and issued by the Issuing Lender whereby the Issuing Lender, acting at the request of and in accordance with the instructions of the Borrower, is to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party;

"Letter of Guarantee", "LG" or "Standby LC" means a guarantee in form satisfactory to and issued by the Issuing Lender whereby the Issuing Lender, acting at the request of and in accordance with the instructions of the Borrower, is to guarantee payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party;

"LIBOR" or "LIBOR Rate" means, with respect to any LIBOR Loan, the rate of interest per annum, expressed on the basis of a three hundred and sixty (360) day year, rounded upwards, if necessary, to the nearest whole multiple of 1/100th of one percent, at which the Administrative Agent, in accordance with its normal practice, would be prepared to offer to prime banks in the London Interbank Market, at or about 11:00 a.m. London time two Banking Days prior to the commencement of the period of such Loan, for deposits in U.S. Dollars of amounts comparable to such Loans of the same duration and commencing on the same date;

"LIBOR Loan" means a Loan denominated in U.S. Dollars and bearing interest at the LIBOR Rate, plus the Applicable Margin;

"Loan" means a Canadian Prime Rate Loan, U.S. Base Rate Loan, LIBOR Loan, Bankers' Acceptance, BA Equivalent Advance, or Documentary Instrument outstanding hereunder;

"Loan Party" means the Borrower, its Restricted Subsidiaries or any Person that guarantees or otherwise is liable for or provides collateral or credit support with respect to any of the Obligations;

"Majority Lenders" means: (a) during the time there are two or less Lenders, all such Lenders; and (b) during the time there are more than two Lenders, any group of Lenders whose Commitments amount in the aggregate to no less than 66 2/3% of the Commitments of all Lenders provided that if the Commitments are cancelled or otherwise terminated, then Lenders whose aggregate Obligations are not less than 66 2/3% of the Obligations of all Lenders;

"Material Adverse Effect" means a material adverse effect on:

(a)	the financial condition of the Borrower and Restricted Subsidiaries and taken as a whole;

(b)
the ability of the Borrower and Restricted Subsidiaries and taken as a whole to repay the Borrowings, guaranteed obligations or any other amount outstanding under the Documents or to observe or perform their respective material obligations under the Documents; or

(c)	the property, business, operations, liabilities or capitalization of the Borrower and Restricted Subsidiaries and taken as a whole;

"Maturity Date" has the meaning set out in Section 2.17(c);

"Midstream Assets" means those assets of the Restricted Subsidiaries which are used within the NGL Business;

"Midstream Borrowing Base" has the meaning set out in Section 2.14(a);

"Midstream Borrowing Base Date" has the meaning set out in Section 2.14(b);

"Midstream Debt" means, at any time, 75% of the total Obligations outstanding under the Credit Facility; provided that this definition will be used only in connection with the financial covenants set forth in Section 11.1(a)of this Agreement and will not be used for any other financial reporting purposes; [Percentage level of total Obligations redacted]

"Midstream EBITDA" means, for a particular period, the earnings of the Borrower generated solely from the Midstream Assets (excluding any related extraordinary or nonrecurring gain) plus, without duplication and to the extent deducted from revenues in determining the above described earnings for that period, the following, as they are properly allocated to the Midstream Assets: (a) interest expense; (b) tax obligations; (c) depletion, depreciation, accretion and amortization and any other non-cash charges; and (d) any extraordinary or nonrecurring loss, all as determined in accordance with generally accepted accounting principles; provided that:

(i)
if there are sales of any Midstream Assets in any fiscal period and such sales were greater than Cdn.$15,000,000, then the Midstream EBITDA for the particular period ending at the end of the fiscal period in which such sales occurred will not include any Consolidated EBITDA attributable to such assets for the particular period; and

(ii)
if any Restricted Subsidiary acquires any midstream assets in any fiscal quarter and such acquisitions were greater than Cdn.$15,000,000, there will be included in Midstream EBITDA for the particular period ending at the end of such quarter in which such acquisitions occurred, the Consolidated EBITDA attributed to such Subsidiary or to such assets for the particular period.

"NBC" means National Bank of Canada;

"NGL Business" means the midstream business unit of the Borrower which consists of the extracting, processing, storing, transporting and marketing of NGLs, as more particularly described in the Borrower's segmented reporting on such unit which is contained in the Borrower's annual reports and other public disclosure documents;

"Non Acceptance Lender" means any Lender which does not or cannot in the ordinary course of business accept bills of exchange under the Bills of Exchange Act (Canada) or depository bills under the DBNA, which would constitute bankers' acceptances for the remaining Lenders, and "Non Acceptance Lenders" is the collective reference to such Lenders;

"Non-Financial LC" means a Letter of Credit that is not a Financial LC;

"Non-Financial LG" means a Letter of Guarantee that is not a Financial Letter of Guarantee;

"Non Recourse Debt" means any debt or liability incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such debt or liability, provided that the recourse of the creditor thereof or any agent, trustee, receiver or other person acting on behalf of the creditor in respect of such debt or liability or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such debt or liability has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which such creditor has recourse and such assets do not comprise part of the assets used in determining the Borrowing Base;

"Obligations" means, at any time and from time to time, all of the obligations, (other than the Hedging Obligations) indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower to the Lenders or the Administrative Agent under, pursuant or relating to the Documents or the Credit Facility and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including, without limitation, all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower under this Agreement;

"Officer's Certificate" means a certificate or notice (other than a Compliance Certificate) signed by any one of the president, chief executive officer, chief financial officer, a vice president, treasurer, assistant treasurer, controller, corporate secretary or assistant secretary of the Borrower (including, in the case of a partnership a certificate or notice signed by such an officer of a general partner of such partnership); provided, however, that Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices will be executed on behalf of the Borrower by any one of the foregoing persons or such other persons as may from time to time be designated by written notice from the Borrower to the Administrative Agent;

"Operating Facility" means the revolving credit facility in the principal amount of Canadian Dollars specified from time to time in Schedule "C" or the Equivalent Amount in U.S. Dollars, established by the Operating Lender in favour of the Borrower in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof;

"Operating Lender" means NBC and its successors and permitted assigns;

"Outstanding Principal" means, at any time, the aggregate of (i) the principal amount of all outstanding Canadian Prime Rate Loans, (ii) the Equivalent Amount in Canadian Dollars of the principal of all outstanding U.S. Base Rate Loans and LIBOR Loans, (iii) the amounts payable at maturity of all outstanding Bankers' Acceptances and BA Equivalent Advances, (iv) the uncancelled and undrawn face amount under all outstanding Letters of Credit denominated in Canadian Dollars, (v) the Equivalent Amount in Canadian Dollars of the uncancelled and undrawn face amount under all outstanding Letters of Credit denominated in U.S. Dollars, (vi) the amount guaranteed under all outstanding Letters of Guarantee denominated in Canadian Dollars, and (vii) the Equivalent Amount in Canadian Dollars of the amount guaranteed under all outstanding Letters of Guarantee denominated in U.S. Dollars;

"P&NG Leases" means, collectively, any and all documents of title including, without limitation, leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farm out, farm in, royalty, purchase or other agreements by virtue of which the Borrower or any Restricted Subsidiary is entitled to explore for, drill for, recover, take or win Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or Restricted Subsidiary (as applicable), or to share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits or other interests out of, referable to or payable in respect of Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by the Borrower or Restricted Subsidiary (as applicable), and the rights of the Borrower or Restricted Subsidiary (as applicable) thereunder;

"P&NG Rights" means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", of the Borrower or Restricted Subsidiary, as applicable, in and to any of the following, by whatever name the same are known:

(a)	rights to explore for, drill for and produce, take, save or market Petroleum Substances;

(b)	rights to a share of the production of Petroleum Substances;

(c)	rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances;

(d)	rights to acquire any of the rights described in paragraphs (a) through (c) of this definition;

(e)	interests in any rights described in paragraphs (a) through (d) of this definition; and

(f)	all extensions, renewals, replacements or amendments of or to the foregoing items described in paragraphs (a) through (e) of this definition;

and including, without limitation, interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests and fractional or undivided interests in any of the foregoing and freehold, leasehold or other interests;

"PAI Royalty" means collectively:

(a)
the royalty, commencing October 1, 2002, entitling the Borrower to approximately 99% of the net cash flow generated from the present and future P&NG Rights and related tangibles owned by Provident Acquisitions Inc. after certain costs, expenditures and deductions;

(b)	all other monies and obligations payable by Provident Acquisitions Inc. to the Borrower under the royalty agreement relating to the royalty referred to in subclause (a) above;

"Pari Passu Debt Obligations" means indebtedness for borrowed money created, issued or incurred by the Borrower or any Restricted Subsidiary which ranks by security pari passu with the Obligations, Pari Passu Hedge Obligations or Security, and in respect of which: (A) written consent of the Majority Lenders acting reasonably has been obtained for such indebtedness; (B) an interlender agreement, satisfactory to the Lenders, has been entered into with the Lenders and the holder of such indebtedness; and (C) without restricting (A) and (B) above, the term in connection therewith is for a term longer than the Credit Facility and the terms of such indebtedness are no more onerous in the aggregate than the terms applicable to the Credit Facility;

"Pari Passu Hedge Obligations" has the meaning set out in Section 2.12;

"Partnership" means Provident Acquisitions LP, a limited partnership formed pursuant to the Limited Partnership Agreement dated April 19, 2002 between PEL, as General Partner, and Provident Management Corporation, as the initial limited partner and of which Holdings Trust in now the sole limited partner;

"Partnership Assets" means, collectively, all of the real and personal property, assets, undertakings, titles, interests, rights and benefits owned by the Partnership;

"Partnership Royalty" means collectively:

(a)
the royalty, commencing April 1, 2002, entitling the Borrower to approximately 99% of the net cash flow generated from the present and future P&NG Rights and related tangibles owned by the Partnership after certain costs, expenditures and deductions;

(b)	all other monies and obligations payable by the Partnership to the Borrower under the royalty agreement relating to the royalty referred to in subclause (a) above;

"PEL" means Provident Energy Ltd. and its successors.

"Permitted Contest" means action taken by the Borrower or Restricted Subsidiary in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Security Interest, provided that:

(a)	such person has established reasonable reserves therefor to the extent required in accordance with generally accepted accounting principles;

(b)	proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect; and

(c)
proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the Borrower Assets, Partnership Assets or the Subsidiary Assets;

"Permitted Disposition" means, in respect of the Borrower or a Restricted Subsidiary any of the following:

(a)
a sale or disposition by such Person of P&NG Rights (and related tangibles) resulting from any pooling, unit or farmout agreement entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of such person, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights;

(b)
a sale or disposition by such Person in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c)	a sale or disposition by such person of current production from P&NG Rights made in the ordinary course of business;

(d)	a sale or disposition which is arm's length at fair market value; and

(e)	a sale or disposition, as between: (i) the Borrower and a Restricted Subsidiary; (ii) a Restricted Subsidiary and another Restricted Subsidiary,

provided that: (i) any such sales or dispositions are (except in the case of (e) above) arms length and at fair market value; (ii) no Borrowing Base Shortfall, Default or Event of Default has occurred; (iii) any such sales or dispositions would not result in a Borrowing Base Shortfall, a Default or Event of Default; and (iv) the proceeds of any sales or dispositions (excluding undeveloped P&NG Rights) which since the last Reserve Borrowing Base determination would in the aggregate exceed 10% of the Reserve Borrowing Base will be promptly reinvested in Borrower Assets, Partnership Assets or Subsidiary Assets forming part of the Borrowing Base to the extent that such sold assets were included in the calculation of the Borrowing Base or will be applied to repay Borrowings under the Credit Facility with a corresponding reduction in the Borrowing Base to the extent that such sold assets were included in the calculation of the Borrowing Base;

"Permitted Encumbrance" means as at any particular time any of the following encumbrances on the property or any part of the property of the Borrower or any Restricted Subsidiary:

(a)	liens for taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(b)
liens under or pursuant to any judgment rendered, or claim filed, against the Borrower or Restricted Subsidiary, which the Borrower or Restricted Subsidiary will be contesting at the time by a Permitted Contest;

(c)
undetermined or inchoate liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law against the Borrower or Restricted Subsidiary or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(d)
easements, rights of way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which individually or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Borrower or Restricted Subsidiary;

(e)
security given by the Borrower or Restricted Subsidiary to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Borrower or Restricted Subsidiary, all in the ordinary course of its business which individually or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of the Borrower or Restricted Subsidiary, as applicable ;

(f)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(g)
any Sale/Lease Back (other than those referred to in subclause (t) below), or any Security Interests created, incurred or assumed to secure any Purchase Money Obligations; provided that the foregoing Security Interests for the Purchase Money Obligations are limited to the property or assets purchased or acquired and such assets and property do not comprise part of the assets used in determining the Borrowing Base, and the lease and any Security Interests in relation to the Sale/Lease Back are limited to the property or assets sold and leased and such assets and property do not comprise part of the assets used in determining the Borrowing Base, and further provided that, such Security Interests will not secure obligations and such Sale/Lease Backs will not have obligations, which, in the aggregate at any time, exceed Cdn. $3,500,000;

(h)	Security Interests in favour of the Lenders or the Administrative Agent on behalf of the Lenders securing the Obligations and the Hedging Obligations;

(i)	the Security;

(j)
Security Interests which are not otherwise Permitted Encumbrances; provided that (i) the aggregate amount of obligations secured thereby does not at any time exceed Cdn. $10,000,000 and (ii) such Security Interests do not attach generally to all or substantially all of the undertaking, assets and property of the Borrower or Restricted Subsidiaries (such as a Security Interest in the nature of a floating charge on all or substantially all of the undertaking, assets and property of a Person);

(k)
liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of P&NG Rights, related production or processing facilities in which such person has an interest or the transmission of Petroleum Substances as security in favour of any other person conducting the exploration, development, operation or transmission of the property to which such liens relate, for the Borrower's or any Restricted Subsidiary's portion of the costs and expenses of such exploration, development, operation or transmission, provided that such costs or expenses are not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(l)
liens for penalties arising under non participation or independent operations provisions of operating or similar agreements in respect of the Borrower's or any Restricted Subsidiary's P&NG Rights, provided that such liens do not materially detract from the value of any material part of the property of the Borrower or any such Restricted Subsidiary;

(m)	any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all of any of the P&NG Rights of the Borrower or any Restricted Subsidiary;

(n)
any encumbrance or agreement entered into in the ordinary course of business relating to pooling or a plan of unitization affecting the property of the Borrower or Restricted Subsidiary, or any part thereof;

(o)
the right reserved or vested in any municipality or governmental or other public authority by the terms of any P&NG Leases in which the Borrower or Restricted Subsidiary has any interest or by any statutory provision to terminate any P&NG Leases in which the Borrower or Restricted Subsidiary has any interest, or to require annual or other periodic payments as a condition of the continuance thereof;

(p)	obligations of the Borrower or Restricted Subsidiary to deliver Petroleum Substances, chemicals, minerals or other products to buyers thereof in the ordinary course of business;

(q)
royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under P&NG Leases in which the Borrower or Restricted Subsidiary have any interest;

(r)	the Provident Royalty;

(s)	any Sale/Lease Back existing as of August 31, 2001 (excluding renewals of any existing Sale/Lease Back) to the extent that such Sale/Lease Back was included in the calculation of the Borrowing Base;

(t)	the Partnership Royalty;

(u)	the PAI Royalty;

(v)
lien in favour of Williams Energy (Canada) Inc. under the Redwater Ownership and Operations Agreement dated September 30, 2003 between Williams Energy (Canada) Inc. and the Borrower, as amended, except to the extent any such amendment expands the scope of the secured obligations or collateral charged thereunder; and

(w)
any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding subparagraphs (a) to (k) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased;

"Permitted Hedging" means:

(a)	Financial Instruments, other than Commodity Agreements, having a term that does not exceed 36 months plus 1 month for settlement purposes;

(b)	Financial Instruments consisting of Commodity Agreements not in respect of the NGL Business for a term that does not exceed 30 months plus 1 month for settlement purposes, provided that:

(i)
for all outstanding Commodity Agreements, including the Commodity Agreement being entered into, that have a new or remaining term that is equal to or less than 12 months; such Commodity Agreements do not cover more than: (i) 70% of the Borrower's and Restricted Subsidiary's actual natural gas production tested quarterly; or (ii) 70% of the Borrower's and Restricted Subsidiary's actual petroleum (including natural gas liquids) production tested quarterly; and

(ii)
for all outstanding Commodity Agreements, including the Commodity Agreement being entered into, that have a new or remaining term that exceeds 12 months, such Commodity Agreements do not cover more than: (i) 50% of the Borrower's and Restricted Subsidiary's actual natural gas production tested quarterly; or (ii) 50% of the Borrower's and Restricted Subsidiary's actual petroleum (including natural gas liquids) production tested quarterly;

(c)	Financial Instruments consisting of Commodity Agreements in respect of the NGL Business for a term that does not exceed 63 months plus 1 month for settlement purposes, provided that:

(i)
for all outstanding Commodity Agreements, including the Commodity Agreement being entered into, that have a new or remaining term that is equal to or less than 24 months, such Commodity Agreements do not cover more than: (i) 80% of the NGL production from the NGL Business tested quarterly; or (ii) 80% of the gas purchases for the NGL Business tested quarterly;

(ii)
for all outstanding Commodity Agreements, including the Commodity Agreement being entered into, that have a new or remaining term that exceeds 24 months but is less than or equal to 36 months, such Commodity Agreements do not cover more than: (i) 70% of the NGL production from the NGL Business tested quarterly; or (ii) 70% of the gas purchases for the NGL Business tested quarterly; and

(iii)
for all outstanding Commodity Agreements, including the Commodity Agreement being entered into, that have a new or remaining term that exceeds 36 months, such Commodity Agreements do not cover more than: (i) 50% of the NGL production from the NGL Business tested quarterly; or (ii) 50% of the gas purchases for the NGL Business tested quarterly;

(d)
Financial Instruments consisting of any Currency Hedging Agreement that is entered into in conjunction with any Commodity Agreement described in (c) above, has a term that matches such Commodity Agreement and is in respect of an amount of currency that is not in excess of the obligations set out in such Commodity Agreement; and

(e)
Commodity Agreements with Hedging Affiliates in respect of natural gas liquids inventory over which the Borrower and Restricted Subsidiaries have good and marketable title, for a term which on a rolling going forward basis does not exceed 12 months plus 1 month for settlement purposes; provided that all such Commodity Agreements do not cover more than 80% of actual inventory;

provided that the Financial Instruments referred to in subclauses (a), (b), (c) and (d) above were not entered into for speculative purposes;

"Permitted Indebtedness" means, with respect to the Borrower and Restricted Subsidiaries, individually and on a consolidated basis, only:

(a)	the Obligations;

(b)	Financial Instrument Obligations so long as they are in respect of Permitted Hedging;

(c)	Intercorporate Indebtedness;

(d)	indebtedness secured by Permitted Encumbrances to the maximum amounts set out in the definition of "Permitted Encumbrances";

(e)	Pari Passu Debt Obligations, so long as the proceeds from such indebtedness are used to paydown the Obligations in accordance with Section 8.1(b);

(f)	Non Recourse Debt; and

(g)
Convertible Debentures, including the 8.75% unsecured convertible subordinated debentures of the Borrower issued September 30, 2003, the 8.00% unsecured convertible subordinated debentures of the Borrower issued July 6, 2004 and the 6.5% unsecured convertible subordinated debentures of the Borrower issued March 1, 2005;

"Permitted Unrestricted Subsidiary" means a direct or indirect wholly-owned Subsidiary of the Borrower or Restricted Subsidiary which is resident in United States whose assets are not mortgaged, charged, pledged or encumbered in any manner except to the Lenders, Hedging Affiliates, Borrower or a Restricted Subsidiary as described in Section 11.4;

"Permitted Unrestricted Subsidiary Loans" are loans made by the Borrower or Restricted Subsidiary to a Permitted Unrestricted Subsidiary to be used only for bridge financing for acquisitions of assets or Takeovers by Permitted Unrestricted Subsidiary, and each such loan will have the following terms: (a) term of 9 months or less (with no renewal) with full payment at the end of the term subject to earlier repayments pursuant to (b) and (c) below; (b) mandatory repayments to be made from any debt or equity financing or sale of assets of the Permitted Unrestricted Subsidiary or any of the Unrestricted Subsidiaries and, at the end of the term, from undrawn availability under credit facilities of any of the Unrestricted Subsidiaries; (c) immediate and full repayment upon an event of default under the Permitted Unrestricted Subsidiary 's loan documents or Event of Default occurring or upon the Majority Lenders not agreeing to an extension of the Revolving Period pursuant to Section 2.17;

"Person" means and includes an individual, a partnership, a corporation, a joint stock company, a trust, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof;

"Petroleum Substances" means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"Prime Rate" means the rate of interest per annum in effect from time to time that is equal to the greater of:

(a)
the rate of interest publicly announced by the Administrative Agent from time to time as being its reference rate then in effect for determining interest rates for commercial loans in Canadian Dollars made by the Administrative Agent in Canada, and

(b)
the average annual rate (rounded upwards, if necessary, to 0.01%) as determined by the Administrative Agent as being the average of the "BA 1 month" CDOR Rate applicable to bankers' acceptances in Canadian Dollars displayed and identified as such on the "Reuters Screen CDOR Page" (as defined in the International Swap and Derivatives Association, Inc. definitions, as modified and amended from time to time) plus 1.00%; provided that if such rates do not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR Rate on any day will be calculated as the arithmetic average of the one (1) month discount rates applicable to bankers' acceptances in Dollars quoted by three major Canadian Schedule 1 chartered banks chosen by the Administrative Agent as of approximately 10:00 a.m. on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day;

provided that if both such rates are equal, then the "Prime Rate" applicable thereto will be the rate specified in (a) above;

"Provident Royalty" means collectively:

(a)
the royalty, commencing January 1, 2002, entitling the Borrower to 13.5% of PEL's Petroleum Substances produced and saved from the P&NG Rights of PEL as at March 6, 2001 (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme) ("Initial Royalty");

(b)
the royalty, commencing May 1, 2001, entitling the Borrower to approximately 99% of the net cash flow generated from the present and future P&NG Rights and related tangibles owned by PEL, (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions ("Subsequent Royalty");

(c)	all other monies and obligations payable by PEL to the Borrower under the royalty agreements referred to in subclauses (a) and (b) above;

"Provident Trust Agreements" means collectively:

(a)	the royalty agreements relating to the "Provident Royalty";

(b)	the trust indenture referred to in the definition of "Borrower";

(c)	the Unanimous Shareholders Agreement dated as of March 6, 2001 between the Borrower and PEL;

(d)	the Note Indenture dated March 6, 2001 between PEL and Montreal Trust Company of Canada;

(e)	the Note Indenture dated May 25, 2001 between PEL and Montreal Trust Company of Canada;

(f)	the Note Indenture dated January 15, 2002 between PEL and Computershare Trust Company of Canada;

(g)	the Limited Partnership Agreement dated April 19, 2002 between PEL and Provident Management Corporation;

(h)	the Royalty Agreement referred to in the definition of Partnership Royalty;

(i)	the Trust Indenture referred to in the definition of Holdings Trust; and

(j)	the Royalty Agreement referred to in the definition of PAI Royalty;

"Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation will not extend to any property other than the property acquired in connection with which such obligation was created or assumed, fixed improvements, if any, erected or constructed thereon, and any proceeds of the foregoing and such assets and property do not comprise part of the assets used in determining the Borrowing Base;

"Release" means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment of Hazardous Materials including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata;

"Repayment Notice" means a notice of repayment under the Revolving Facility substantially in the form annexed hereto as Schedule "G";

"Reserve Borrowing Base" will have the meaning as set out in Section 2.15;

"Restricted Subsidiary" means every wholly-owned (direct or indirect) Subsidiary of the Borrower that is not (or has not been designated in accordance with Section 12.10) an Unrestricted Subsidiary, and on the date hereof PEL, Partnership, Holdings Trust, Provident Acquisitions Inc., Meota 2000 Partnership, Provident Marketing Limited Partnership, Provident Energy Pipeline Inc., Provident Midstream LP, Provident Marketing Ltd., Provident Midstream Inc., Pro Midstream Company, Kinetic Resources LPG, Provident GP Inc., 1195714 Alberta Ltd., Empress NGL Partnership, Kinetic Resources USA, Pro Holding Company and Pro US LLC are Restricted Subsidiaries; for greater certainty, any Subsidiary holding any Midstream Assets or any assets to which value has been ascribed in calculating the Borrowing Base is a Restricted Subsidiary;

"Revolving Facility" means the revolving credit facility in the principal amount of Canadian Dollars specified from time to time in Schedule "C" or the Equivalent Amount in U.S. Dollars, established by the Revolving Lenders in favour of the Borrower in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof;

"Revolving Lenders" means those lenders who have made a Commitment under the Revolving Facility as set out in Schedule "C" hereto and such other financial institutions as may in the future become parties hereto as Revolving Lenders;

"Revolving Period" means a period commencing on the date of this Agreement and expiring on May 30, 2010 and means any further 3 year Revolving Periods pursuant to 1 year extensions consented to by the applicable Lenders pursuant to Section 2.17(b);

"Rolling Period" means, as of the end of any fiscal quarter of the Borrower, the immediately preceding four fiscal quarters, including the fiscal quarter then ending;

"Rollover" means:

(a)
with respect to Bankers' Acceptances, the issuance of new Bankers' Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of Bankers' Acceptances (or BA Equivalent Advances made in lieu thereof) maturing at the end of the Interest Period applicable thereto, all in accordance with Article 3 hereof;

(b)
with respect to Letters of Credit or Letters of Guarantee, the extension or replacement of an existing Letter of Credit or Letter of Guarantee, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same; and

(c)
with respect to any LIBOR Loan, the continuation of all or a portion of such Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto;

in each case, under the same credit facility under which the maturing Loan was made;

"Rollover Date" means the date of commencement of a new Interest Period applicable to a Loan and which will be a Banking Day;

"Rollover Notice" means a notice substantially in the form annexed hereto as Schedule "H" to be given to the Administrative Agent by the Borrower pursuant hereto;

"Sale/Lease Back" means any arrangement with any Person providing for the leasing of property by the Borrower or a Restricted Subsidiary which property has been or is to be sold or transferred to such Person by the Borrower or a Restricted Subsidiary;

"Schedule I Lender" means a Lender which is a Canadian chartered bank listed on Schedule I to the Bank Act (Canada);

"Schedule II Lender" means a Lender which is a Canadian chartered bank listed on Schedule II to the Bank Act (Canada);

"Schedule III Lender" means a Lender which is an authorized foreign bank listed on Schedule III to the Bank Act (Canada);

"Security" means collectively, all security and documents granted or required pursuant to Article 12, including without limitation, the Borrower Security and the Subsidiary Security and any replacement security;

"Security Interest" means mortgages, charges, pledges, hypothecs, assignments by way of security, conditional sales or other title retentions, security created under the Bank Act (Canada), liens, encumbrances, security interests or other interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event, (a) rights of set off created for the purpose of securing (directly or indirectly) any indebtedness, (b) the rights of lessors under capital leases and any other lease financing (that constitutes Debt), and (c) absolute assignments of accounts receivable;

"Senior Debt" means (a) the Obligations; (b) any Debt which ranks by security prior to or pari passu with the Obligations, and (c) any Hedge Exposure;

"Subordinated Hedge Obligations" has the meaning set out in Section 2.12;

"Subsidiary" means:

(a)
any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by the Borrower or one or more of its Subsidiaries, or any combination thereof;

(b)	any partnership of which, at the time, the Borrower or one or more of its Subsidiaries, or any combination thereof:

(i)	directly, indirectly or beneficially own or control at least 50% of the income, capital, beneficial or ownership interest (however designated) thereof; and

(ii)	is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c)
any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by the Borrower or one or more of its Subsidiaries, or any combination thereof;

"Subsidiary Assets" means collectively, all of the real and personal property, assets, undertakings, title, interests, rights, benefits owned by the Restricted Subsidiaries;

"Subsidiary Security" means the Security provided or to be provided by all Restricted Subsidiaries in accordance with Article 12;

"Takeover" means an offer to acquire (which will include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person which constitutes a "take-over bid" pursuant to applicable securities legislation, including the Canada Business Corporations Act;

"Taxes" means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any (but excluding Excluded Taxes) and "Tax" and "Taxation" will be construed accordingly;

"Total Capitalization" means the total of all Debt, indebtedness under the Convertible Debentures and equity (determined in accordance with GAAP, without duplication) of the Borrower, but excluding therefrom any equity allocable to Unrestricted Subsidiaries;

"Transition Agreement" means the transition agreement dated as of the Closing Date, in form satisfactory to the Administrative Agent, between the Borrower, PEL, the Lenders and the lenders party to the Existing Credit Agreement;

"Unrestricted Subsidiaries" means initially Pro LP Corp, Pro GP Corp and BreitBurn Energy Company LP and such other direct or indirect Subsidiary of the Borrower that is designated an Unrestricted Subsidiary in accordance with Section 12.10 or is not a Restricted Subsidiary on the Closing Date and owns directly or indirectly in aggregate no more than (i) 5% of the consolidated total assets of the Borrower and (ii) assets accounting for 5% of the Cash Flow of the Borrower;

"U.S. Base Rate" means the rate of interest per annum in effect from time to time equal to the greater of:

(a)
the rate of interest publicly announced by the Administrative Agent from time to time as being its reference rate then in effect for determining interest rates for commercial loans in U.S. $ made by the Administrative Agent in Canada, and

(b)	the Federal Funds Effective Rate in effect from time to time multiplied by 365/360, plus a margin of one half (1/2) of one (1) percent (0.5%) per annum,

provided that if both such rates are equal, then the "U.S. Base Rate" applicable thereto will be the rate specified in (a) above;

"U.S. Base Rate Loan" means an Advance in or Conversion into a Loan denominated in U.S. Dollars made by the Lenders (including the Operating Lender) to the Borrower and bearing interest at the applicable U.S. Base Rate;

"U.S. Dollar" and the symbol "U.S. $" mean lawful money of the United States of America in same day immediately available funds and, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day payment is due;

"US Dollar Account" means the U.S. Dollar account established on behalf of the Borrower by the Administrative Agent at the branch of the Administrative Agent located at 301 6th Avenue, S.W., Calgary, Alberta T2P 4M9, or such other branch of the Administrative Agent in Calgary as the Administrative Agent may specify from time to time, and designated as the US Dollar Account for the purposes hereof;

"Voting Shares" means:

(a)	in respect of a corporation or limited liability company, shares of any class or equity ownership interests of such entity:

(i)	carrying voting rights in all circumstances; or

(ii)	which carry the right to vote conditional on the happening of an event if such event will have occurred and be continuing,

provided that subparagraph (ii) above will not include voting rights created solely by statute, such as those rights created pursuant to section 183(4) of the Business Corporations Act (Alberta) as in effect on the date hereof;

(b)	in respect to a trust, trust units of the trust:

(i)	carrying voting rights in all circumstances; or

(ii)	which carry the right to vote conditional on the happening of an event if such event will have occurred and be continuing;

(c)	in respect to a partnership, the partnership interests or partnership units:

(i)	carrying voting rights in all circumstances; or

(ii)	which carry the right to vote conditional on the happening of an event if such event will have occurred and be continuing.

SCHEDULE "B" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

APPLICABLE MARGIN

Debt/Consolidated EBITDA	≤1.0	>1.0≤2.0	>2.0≤2.5	>2.5 ≤3.0	>3.0
Prime Rate/U.S. Base Rate	0%	0%	0.0%	0.10%	0.45%
BA/LIBOR	0.75%	0.85%	0.95%	1.10%	1.45%
Financial LC's/LG's	0.75%	0.85%	0.95%	1.10%	1.45%
Standby Fees	0.14%	0.15%	0.175%	0.20%	0.30%

The Applicable Margin on Non-Financial LC's/LG's will be 66⅔% of the Applicable Margin for Financial LC's/LG's.

[Applicable margin rates redacted]

SCHEDULE "C" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Lenders' Commitments
(as of May 4, 2007)

Lenders	Operating Facility $20,000,000 Commitment	% of Operating Facility	Revolving Facility of $1,105,000,000 Commitments	% of Revolving Facility	Credit Facility (Total $1,125,000,000) Commitments	% of Credit Facility
National Bank of Canada 2700, 530-8th Avenue S.W. Calgary, Alberta T2P 3S8	$20,000,000	100%	$89,000,000	8.054298%	$109,000,000	9.688888%
Bank of Montreal, 2200, 333-7th Avenue SW Calgary, Alberta T2P 2Z1	-	-	$109,000,000	9.864253%	$109,000,000	9.688888%
The Bank of Nova Scotia 2000, 700-2nd Street SW Calgary, Alberta T2P 2N7	-	-	$109,000,000	9.864253%	$109,000,000	9.688888%
The Toronto-Dominion Bank Home Oil Tower 800, 324-8th Avenue S.W Calgary, Alberta T2P 2Z2	-	-	$109,000,000	9.864253%	$109,000,000	9.688888%
Royal Bank of Canada 335-8th Avenue SW 11th Floor Calgary, Alberta T2P 1C9	-	-	$100,000,000	9.049773%	100,000,000	8.888888%
WestLB AG, Toronto Branch Royal Bank Plaza, North Tower 2301, 200 Bay Street Toronto, Ontario M5J 2J1	-	-	$100,000,000	9.049773%	100,000,000	8.888888%
Bank of America N.A. (Canada Branch) 2700, 200 Front Street W. Toronto, Ontario M5V 3L2	-	-	$56,000,000	5.067873%	$56,000,000	4.977777%

Canadian Imperial Bank of Commerce 855-2nd Street S.W. 9th Floor, Calgary, Alberta T2P 2P2	-	-	$56,000,000	5.067873%	$56,000,000	4.977777%
Fortis Capital (Canada) Ltd. Husky Building North Tower 2520, 707-8th Avenue SW Calgary, Alberta T2P 1H5	-	-	$56,000,000	5.067873%	$56,000,000	4.977777%
HSBC Bank Canada 407-8th Avenue S.W., 8th Floor, Calgary, Alberta T2P 1E5	-	-	$56,000,000	5.067873%	$56,000,000	4.977777%
Société Générale (Canada) 1002, 100 Youge Street Toronto, Ontario M5C 2W1	-	-	$56,000,000	5.067873%	$56,000,000	4.977777%
Canadian Western Bank 606-4th Street S.W. Calgary, Alberta T2P1T1	-	-	$37,500,000	3.393366%	$37,500,000	3.333333%
Deutsche Bank AG, Canada Branch Royal Bank Tower 222 Bay Street, 11th Floor Toronto, Ontario M5K 1E7	-	-	$46,000,000	4.162895%	$46,000,000	4.088888%
Credit Suisse, Toronto Branch One First Canadian Place, Suite 3000, P.O. Box 31 Toronto, Ontario M5X 1C9	-	-	$33,500,000	3.031674%	$33,500,000	2.977777%
Union Bank of California 730, 440-2nd Avenue SW Calgary, Alberta T2P 5E9	-	-	$46,000,000	4.162895%	$46,000,000	4.088888%
United Overseas Bank Limited 1680-650 Georgia Street W Vancouver, B.C. V6B 4N9	-	-	$46,000,000	4.162895%	$46,000,000	4.088888%

[Individual Lender Commitments redacted]

SCHEDULE "D" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.
Compliance Certificate

COMPLIANCE CERTIFICATE

TO:	National Bank of Canada (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:                      ______________________

1.
This Compliance Certificate is delivered to you pursuant to the terms and conditions of the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust (the "Borrower"), National Bank of Canada (as Administrative Agent) and the Lenders therein named relating to the establishment of a Credit Facility in favour of the Borrower (as amended, modified, supplemented or restated, the "Credit Agreement").  Unless otherwise expressly defined herein, capitalized terms set forth in this Compliance Certificate will have the respective meanings set forth in the Credit Agreement.

2.
The undersigned, [name], [title], of Provident Energy Ltd., Manager of the Borrower, hereby certifies that, as of the date of this Compliance Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Compliance Certificate:

(a)
the financial statements of the Borrower consolidated with the Restricted Subsidiaries only and the financial statements in respect of the Midstream Assets for the [fiscal quarter OR fiscal year] ending [•], 200[•] provided to the Lenders pursuant to Section 11.1 of the Credit Agreement were prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the consolidated financial position of the Borrower and Restricted Subsidiaries as at the date thereof and the financial position of Borrower in respect of the Midstream Assets, respectively;

(b)
the representations and warranties made by the Borrower in Section 10.1 of the Credit Agreement are true and correct in all material respects as at the date hereof, except as had heretofore been notified to the Administrative Agent by the Borrower in writing.  [Note: describe any changes to 10.1(m) (Restricted Subsidiaries), if any.]

(c)
the Borrower is in compliance in all respects with the financial covenants set forth in Section 11.1 of the Credit Agreement as at [date], being the most recently completed fiscal [quarter OR year] of the Borrower, as evidenced by the calculations of such financial covenants as attached hereto, except as has heretofore been notified to the Administrative Agent by the Borrower in writing;

(d)	no Borrowing Base Shortfall, Default or Event of Default has occurred and is continuing, except as has heretofore been notified to the Administrative Agent by the Borrower in writing;

(e)	the details of all of the Borrower's and Restricted Subsidiaries' Pari Passu Hedge Obligations and Subordinated Hedge Obligations are set forth in Exhibit 1 hereto; and

(f)	as at [date of fiscal quarter end] the Debt/Consolidated EBITDA Ratio was: [•], as evidenced by the calculations of this ratio as attached hereto.

I give this Compliance Certificate on behalf of the Borrower and in my capacity as the [title] of the Borrower, and no personal liability is created against or assumed by me in the giving of this Certificate.

PROVIDENT ENERGY TRUST, by its Manager, PROVIDENT ENERGY LTD.
Per: Name: Title:

SCHEDULE "E" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Conversion Notice

CONVERSION NOTICE

TO:	National Bank of Canada (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE: ______________________

1.
This Conversion Notice is delivered to you pursuant to the terms and conditions of the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust (the "Borrower"), National Bank of Canada (as Administrative Agent) and the Lenders therein named relating to the establishment of a Credit Facility in favour of the Borrower (as amended, modified, supplemented or restated, the "Credit Agreement").  Unless otherwise expressly defined herein, capitalized terms set forth in this Conversion Notice will have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby requests a Conversion as follows:

(a)	Conversion Date:

(b)	Conversion of the following Loan under the following Credit Facility:

(i)	Credit Facility:

(ii)	Type of Loan:

(iii)	Amount Being Converted:

(iv)	Interest Period:

INTO the following Loan under the following Credit Facility:

(c)	Credit Facility:

(i)	Credit Facility:

(ii)	Type of Loan:

(iii)	Interest Period:

(d)

Payment, delivery or issuance instructions (if any):

PROVIDENT ENERGY TRUST, by its Manager, PROVIDENT ENERGY LTD.
Per: Name: Title:

SCHEDULE "F" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Drawdown Notice

DRAWDOWN NOTICE

TO:	National Bank of Canada (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:  ______________________

1.
This Drawdown Notice is delivered to you pursuant to the terms and conditions of the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust (the "Borrower"), National Bank of Canada (as Administrative Agent) and the Lenders therein named relating to the establishment of a Credit Facility in favour of the Borrower (as amended, modified, supplemented or restated, the "Credit Agreement").  Unless otherwise expressly defined herein, capitalized terms set forth in this Drawdown Notice will have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby requests a Drawdown as follows:

(a)	Credit Facility:

(b)	Drawdown Date:

(c)	Amount of Drawdown:

(d)	Type of Loan:

(e)	Interest Period:

(f)	Request Maturity Date:

(g)	Payment, delivery or issuance instructions (if any):

3.
The undersigned certifies that no Borrowing Base Shortfall, Event of Default or Default has occurred and is continuing and such Drawdown will not cause a Borrowing Base Shortfall, Event of Default or Default, and except to the extent qualified to the Closing Date only, all of the representations and warranties of the Borrower and Restricted Subsidiaries set out in Article 10 of the Credit Agreement remain true and correct as of the date of the Drawdown Notice.

PROVIDENT ENERGY TRUST, by its Manager, PROVIDENT ENERGY LTD.
Per: Name: Title:

SCHEDULE "G" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Repayment Notice

REPAYMENT NOTICE

TO:	National Bank of Canada (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:  ______________________

1.
This Repayment Notice is delivered to you pursuant to the terms and conditions of the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust (the "Borrower"), National Bank of Canada (as Administrative Agent) and the Lenders therein named relating to the establishment of a Credit Facility in favour of the Borrower (as amended, modified, supplemented or restated, the "Credit Agreement").  Unless otherwise expressly defined herein, capitalized terms set forth in this Compliance Certificate will have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby gives notice of a repayment as follows:

(a)	Date of repayment:

(b)	Credit Facility:

(c)	Loan:

(d)	Interest Period maturity:

(e)	Amount Being Repaid: Cdn. $

PROVIDENT ENERGY TRUST, by its Manager, PROVIDENT ENERGY LTD.
Per: Name: Title:

SCHEDULE "H" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Rollover Notice

ROLLOVER NOTICE

TO:	National Bank of Canada (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:  ______________________

1.
This Rollover Notice is delivered to you pursuant to the terms and conditions of the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust (the "Borrower"), National Bank of Canada (as Administrative Agent) and the Lenders therein named relating to the establishment of a Credit Facility in favour of the Borrower (as amended, modified, supplemented or restated, the "Credit Agreement").  Unless otherwise expressly defined herein, capitalized terms set forth in this Compliance Certificate will have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby requests a Rollover as follows:

(a)	Rollover Date:

(b)	Rollover of the following Loan under the following Credit Facility:

(i)	Credit Facility:

(ii)	Type of Loan:

(iii)	Amount of Rollover:

(iv)	Interest Period Maturity:

(c)	Requested Maturity Date:

(d)	Interest Period:

(e)	Payment, delivery or issuance instructions (if any):

PROVIDENT ENERGY TRUST, by its Manager, PROVIDENT ENERGY LTD.
Per: Name: Title:

SCHEDULE "I" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Borrowing Base Notice

BORROWING BASE NOTICE

TO:	Provident Energy Trust

DATE:  ______________________

1.
This Borrowing Base Notice is delivered to you pursuant to the terms and conditions of the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named relating to the establishment of a Credit Facility in favour of the Borrower (as amended, modified, supplemented or restated, the "Credit Agreement").  Unless otherwise expressly defined herein, capitalized terms set forth in this Compliance Certificate will have the respective meanings set forth in the Credit Agreement.

2.	This Borrowing Base Notice is being delivered to you pursuant to Section 2.16(e) of the Credit Agreement.

3.	Pursuant to Section 2.16 of the Credit Agreement the Borrowing Base for purposes of the Credit Agreement is Cdn. $[•] and is effective upon receipt of this Borrowing Base Notice by the Borrower.

NATIONAL BANK OF CANADA, as Administrative Agent Per: Name: Title:

SCHEDULE "J" to the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust, National Bank of Canada (as Administrative Agent) and the Lenders therein named.

Borrowing Base Certificate

BORROWING BASE CERTIFICATE

TO:	National Bank of Canada (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:  ______________________

1.
This Borrowing Base Certificate is delivered to you pursuant to the terms and conditions of the Credit Agreement dated as of May 4, 2007, between Provident Energy Trust (the "Borrower"), National Bank of Canada (as Administrative Agent) and the Lenders therein named relating to the establishment of a Credit Facility in favour of the Borrower (as amended, modified, supplemented or restated, the "Credit Agreement").  Unless otherwise expressly defined herein, capitalized terms set forth in this Compliance Certificate will have the respective meanings set forth in the Credit Agreement.

2.	This Borrowing Base Certificate is being delivered to you pursuant to Section 2.15 of the Credit Agreement in connection with the delivery of an Engineering Report as at [•].

3.	The Borrower certifies that the information set forth in the Engineering Report is correct and properly reflects its petroleum and/or natural gas reserves included in the Reserve Borrowing Base.

4.
The Midstream EBITDA for the Rolling Period ended [•] is $[•] as calculated in accordance with the Credit Agreement and generally accepted accounting principles.  Details of such calculations are as set forth in the attached.

5.
Based upon the Engineering Report referred to in Clause 2 and the Midstream EBITDA in Clause 4, the Borrower requests that the Borrowing Base for purposes of the Credit Agreement be set at Cdn. $[·].

PROVIDENT ENERGY TRUST, by its Manager, PROVIDENT ENERGY LTD.
Per: Name: Title: